WESTAMERICA

2024 ANNUAL REPORT | 2025 PROXY STATEMENT | NOTICE OF ANNUAL MEETING



WESTAMERICA BANCORPORATION

1108 Fifth Avenue
San Rafael, California 94901

March 14, 2025

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Westamerica Bancorporation. It will be held at **10:00 a.m. Pacific Time on Thursday, April 24, 2025, at Westamerica Bancorporation, 4550 Mangels Blvd., Fairfield, California** as stated in the formal notice accompanying this letter. We hope you will plan to attend.

At the Annual Meeting, the shareholders will be asked to (i) elect eight directors; (ii) approve a non-binding advisory vote on the compensation of our named executive officers; (iii) approve the 2025 Omnibus Equity Incentive Plan; (iv) ratify the selection of the independent auditor; and (v) conduct other business that may properly come before the Annual Meeting.

In order to ensure your shares are voted at the Annual Meeting, you can vote through the internet, by telephone or by mail. Instructions regarding internet and telephone voting are included on the Proxy Card. If you elect to vote by mail, please sign, date and return the Proxy Card in the accompanying postage-paid envelope. The Proxy Statement explains more about voting in the section entitled "Voting Information – How You Can Vote."

We look forward to seeing you at the Annual Meeting.

Sincerely,

David L. Payne

David L. Payne
Chairman of the Board, President
and Chief Executive Officer

WESTAMERICA BANCORPORATION

1108 Fifth Avenue
San Rafael, California 94901

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Thursday, April 24, 2025

Time: 10:00 a.m. Pacific Time

Place: Westamerica Bancorporation, 4550 Mangels Blvd., Fairfield, California.

Items of Business

1. Elect eight directors to serve until the 2026 Annual Meeting of Shareholders;

2. Approve a non-binding advisory vote on the compensation of our named executive officers;

3. Approve the 2025 Omnibus Equity Incentive Plan;

4. Ratify selection of independent auditor; and

5. Conduct other business that may properly come before the Annual Meeting and any adjournments or postponements.

Management's eight nominees are listed and described in the attached proxy statement.

Who Can Vote?

Shareholders of record at the close of business on March 5, 2025 are entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment thereof.

Admission to the Annual Meeting

No ticket will be necessary for admission to the Annual Meeting. However, to facilitate the admission process, shareholders of record planning to attend the Annual Meeting should check the appropriate box on the Proxy Card. Your name will be added to a list of attendees. If you hold shares through an intermediary, such as a bank or broker, you may need to register at the desk in the lobby. Please bring the following as evidence of ownership: 1) a legal proxy, or your brokerage statement dated on or after March 5, 2025, evidencing your ownership on March 5, 2025, the record date; and 2) photo identification.

Annual Report

Westamerica Bancorporation's Annual Report on Form 10-K ("Annual Report") to shareholders for the fiscal year ended December 31, 2024 is enclosed or is available for viewing as indicated on the Shareholder Meeting Notice and on the Company's website at: www.westamerica.com, under "Shareholders." The Annual Report contains financial and other information about the activities of Westamerica Bancorporation, but does not constitute a part of the proxy soliciting materials.

BY ORDER OF THE BOARD OF DIRECTORS

Kris Irvine
VP/Corporate Secretary

March 14, 2025

Important notice regarding the availability of proxy materials for the shareholder meeting being held on Thursday, April 24, 2025:
The Proxy Statement and the Annual Report on Form 10-K are available at: www.westamerica.com.

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY, OR VOTE BY
TELEPHONE OR ONLINE USING THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT.

TABLE OF CONTENTS

WESTAMERICA BANCORPORATION

1108 Fifth Avenue
San Rafael, California 94901

_____

PROXY STATEMENT

March 14, 2025

_____

GENERAL

The Westamerica Board of Directors is soliciting proxies to be used at the 2025 Annual Meeting of Shareholders of Westamerica Bancorporation (the "Company"), which will be held at 10:00 a.m. Pacific Time, Thursday, April 24, 2025, or at any adjournment or postponement of the Annual Meeting (collectively, the "Annual Meeting"). The Board of Directors is soliciting proxies to give all shareholders an opportunity to vote on matters to be presented at the Annual Meeting. In the following pages of this Proxy Statement you will find information on matters to be voted at the Annual Meeting.

Voting Information

Internet Availability of Proxy Materials. We are providing proxy materials to our shareholders primarily via the internet, instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On or about March 14, 2025, we mailed a Notice of Internet Availability of Proxy Materials ("Notice") to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Proof of Ownership May Be Required for Attending Annual Meeting in Person. You are entitled to attend the Annual Meeting only if you are a shareholder as of the close of business on March 5, 2025, the record date, or hold a valid proxy for the meeting. In order to be admitted to the Annual Meeting, the Company reserves the right to request proof of ownership of Westamerica Bancorporation common stock on the record date. This can be:

- a brokerage statement or letter from a bank or broker indicating ownership on March 5, 2025;
- the Notice of Internet Availability of Proxy Materials;
- a printout of proxy distribution email (if you received your materials electronically);
- a Proxy Card;
- a voting instruction form; or
- a legal proxy provided by your broker, bank or nominee.

Any holder of a proxy from a shareholder must present the Proxy Card properly executed, and a copy of the proof of ownership. The Company reserves the right to ask shareholders and proxy holders to present a form of photo identification such as a driver's license.

Proxy Card. The proxies will vote the shares represented by proxies at the Annual Meeting. If you sign, date and return your Proxy Card but do not specify how to vote your shares, the proxies will vote FOR the election of all of the Director nominees, FOR approval of the advisory vote on the compensation of our named executive officers, FOR approval of the 2025 Omnibus Equity Incentive Plan and FOR ratifying the selection of independent auditor. The proxies will also have discretionary authority to vote in accordance with their judgment on any other matter that may properly come before the Annual Meeting that we did not have notice of by January 29, 2025. Management is not aware of any other business to come before the Annual Meeting, and as of the date of this proxy statement, no shareholder has submitted to management any proposal to be acted upon at the Annual Meeting.

Quorum and Shares Outstanding. A quorum, which is a majority of the total shares outstanding as of the record date, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by shareholders attending in person or by proxy. On the record date, March 5, 2025, 26,715,317 shares of Westamerica Bancorporation common stock were outstanding. We also count broker non-votes, which we describe below, as shares present or represented at the Annual Meeting for the purpose of determining whether a quorum exists.

Election of Director Nominees. Each share is entitled to one vote, except in the election of Directors where a shareholder may cumulate votes as to candidates nominated prior to voting, but only if a shareholder gives notice of intent to cumulate votes prior to the voting at the Annual Meeting. If any shareholder gives such notice, all shareholders may cumulate their votes for nominees. Under cumulative voting, each share carries as many votes as the number of directors to be elected, and the shareholder may cast all of such votes for a single nominee or distribute them in any manner among as many nominees as desired. This Proxy Statement solicits the discretionary authority to cumulate votes and allocate them in the proxy holders' discretion if any shareholder requests cumulative voting. In the election of directors, the eight nominees receiving the highest number of votes will be elected. If your proxy is marked "Withhold" with regard to the election of any nominee, your shares will be counted toward a quorum and for other nominees but they will not be voted for the election of that nominee.

Vote Required; Effect of Abstentions and Broker Non-Votes. The shares of a shareholder whose proxy on any or all proposals is marked as "Abstain" will be included in the number of shares present at the Annual Meeting to determine whether a quorum is present. If you are the beneficial holder of shares held by a broker or other custodian, you may instruct your broker how to vote your shares through the voting instruction provided by your broker or other custodian. If you wish to vote the shares you own beneficially at the meeting in person, you must first request and obtain a legal proxy from your broker or other custodian. If you choose not to provide instructions or a legal proxy, your shares are referred to as "uninstructed shares." Whether your broker or custodian has the discretion to vote these shares on your behalf depends on the proposal. Brokers and custodians cannot vote uninstructed shares on your behalf in the election of directors or the advisory votes on executive compensation. For your vote to be counted on these matters, you must submit your voting instruction form to your broker or custodian.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers:

Proposal Number	Proposal	Votes Required for Approval	Abstentions	Uninstructed Shares	Board Vote Recommendation
1	Election of directors	Eight nominees receiving the most votes	Not voted	Not voted	FOR
2	Advisory vote on executive compensation "Say on Pay"	Majority of shares voted	Not voted	Not voted	FOR
3	Approval of the 2025 Omnibus Equity Incentive Plan	Majority of shares voted	Not voted	Not voted	FOR
4	Ratification of independent auditor	Majority of shares voted	Not voted	Broker discretionary vote	FOR

Abstentions and non-votes will have no effect on the outcome of the Proposal 1.Votes in favor of Proposals 2, 3 and 4 must also constitute a majority of the required quorum for the meeting. Therefore, if votes in favor are less than a majority of the required quorum, abstentions and non-votes would have the effect of a vote against the proposal.

How You Can Vote. Your vote is very important and we hope that you will attend the Annual Meeting. However, whether or not you plan to attend the Annual Meeting, please vote by proxy.

Registered Holders. If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, LLC, you are considered a registered holder of those shares. Please vote by proxy in accordance with the instructions on your Proxy Card, or the instruction you received by email.

A registered holder can vote in one of the following four ways:
- **Via the Internet.** Go to the website noted on your Proxy Card in order to vote via the internet. Internet voting is available 24 hours a day. We encourage you to vote via the internet, as it is the most cost-effective way to vote. When voting via the internet, you do not need to return your Proxy Card.
- **By Telephone.** Call the toll-free telephone number indicated on your Proxy Card and follow the voice prompt instructions to vote by telephone. Telephone voting is available 24 hours a day. When voting by telephone, you do not need to return your Proxy Card.
- **By Mail.** Mark your Proxy Card, sign and date it, and return it in the enclosed postage-paid envelope. If you elected to electronically access the Proxy Statement and Annual Report, you will not be receiving a Proxy Card and must vote via the internet or by telephone.
- **In person.** You may vote your shares at the Annual Meeting if you attend in person, even if you previously submitted a Proxy Card or voted via internet or telephone. Whether or not you plan to attend the Annual Meeting, however, we strongly encourage you to vote your shares by proxy before the meeting.

Beneficial Shareholders. If your shares are held in a brokerage account in the name of your bank, broker, or other holder of record ("beneficial holder" or "street name"), you are not a registered holder, but rather are considered a beneficial holder of those shares. Your bank, broker, or other holder of record will send you instructions on how to vote your shares. If you are a beneficial holder, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote in person at the Annual Meeting.

Voting Deadlines. Shareholders voting by telephone or internet must vote by 12:01 a.m. Central Time, on April 24, 2025 to ensure that their vote is counted. If you are a participant in the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP), however, your vote must be received by 11:59 p.m. Central Time, on April 14, 2025.

Revocation of Proxy. Registered holders who vote by proxy, whether by telephone, internet or mail, may revoke that proxy at any time before it is voted at the Annual Meeting. You may do this by: (a) signing another Proxy Card with a later date and delivering it to us prior to the Annual Meeting or sending a notice of revocation to the Corporate Secretary of Westamerica at 1108 Fifth Avenue, San Rafael, CA 94901; (b) voting at a later time by telephone or on the internet prior to 12:01 a.m. Central Time, on April 24, 2025 (prior to 11:59 p.m. Central Time, on April 14, 2025 for ESOP participants); or (c) attending the Annual Meeting in person and casting a ballot. If you are a beneficial holder, you may change your vote by submitting new voting instructions to your broker or other nominee.

Additional Information

Householding. As permitted by the Securities Exchange Act of 1934 (the "Exchange Act") only one envelope containing two or more Notices of Internet Availability of Proxy Materials is being delivered to shareholders residing at the same address, unless such shareholders have notified their bank, broker, Computershare Investor Services, or other holder of record that they wish to receive separate mailings. If you are a beneficial holder and own your shares in street name, contact your broker, bank or other holder of record to discontinue householding and receive your own separate copy of the Notice in future years. If you are a registered holder and own your shares through Computershare Investor Services, contact Computershare toll-free at 877-588-4258 or in writing directed to Computershare Investor Services, 150 Royall Street, Suite 101, Canton, MA 02021 to discontinue householding and receive multiple Notices in future years. To receive an additional Annual Report or Proxy Statement this year, contact Shareholder Relations at 707-863-6992 or follow the instructions on the Notice. Mailing of dividends, dividend reinvestment statements, and special notices will not be affected by your election to discontinue duplicate mailings of the Notice.

Electronic Access to Proxy Materials and Annual Reports. Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, this Proxy Statement and the 2024 Annual Report are available on the Company's website at: www.westamerica.com. If you hold your Westamerica Bancorporation common stock in street name through a broker, a bank or other nominee, you may have the option of securing your Proxy Statement and Annual Report via the internet. If you vote this year's proxy electronically, you may also elect to receive future Proxy Statements, Annual Reports and other materials electronically by following the instructions given by your bank, broker, or other holder of record when you vote. Our website is available for information purposes only and should not be relied upon for investment purposes, nor is it incorporated by reference into this Proxy Statement.

Stock Ownership

Security Ownership of Certain Beneficial Holders. The following table sets forth information regarding shareholders beneficially holding more than 5% of Westamerica Bancorporation common stock outstanding as of March 5, 2025, based on information available to the Company, including filings made with the SEC.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class
American Century Companies, Inc. 4500 Main Street, Kansas City, MO 64111	Common	1,760,488 [1]	6.60%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	Common	3,903,724 [2]	14.63%
Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	Common	3,505,495 [3]	13.14%
State Street Corp. 1 Congress Street, Suite 1, Boston, MA 02114	Common	1,355,040 [4]	5.08%

[1] The Schedule 13F-HR filed with the SEC on February 11, 2025, disclosed that at December 31, 2024, the reporting entity, American Century Companies, Inc., beneficially owned 1,760,488 shares as to which it held sole voting power over 1,716,159 shares, shared voting power over 44,329 shares, and sole dispositive power of 1,760,488 shares.
[2] The Schedule 13F-HR filed with the SEC on February 7, 2025, disclosed that as of December 31, 2024, the reporting entity, BlackRock, Inc., beneficially owned 3,903,724 shares as to which it held sole voting power over 3,851,923 shares and sole dispositive power over 3,903,724 shares.
[3] The Schedule 13F-HR filed with the SEC on February 11, 2025, disclosed that as of December 31, 2024, the reporting entity, Vanguard Group, Inc., beneficially owned 3,505,495 shares as to which it held shared voting power over 18,995 shares, sole dispositive power over 3,452,815 shares and shared dispositive power over 52,680 shares.
[4] The Schedule 13G filed with the SEC on February 5, 2025, disclosed that as of December 31, 2024, the reporting entity, State Street Corp, beneficially owned 1,355,040 shares as to which it held shared voting power over 169,964 shares and shared dispositive power over 1,355,040 shares.

Security Ownership of Directors and Management. The following table shows the number of common shares and the percentage of the common shares beneficially owned (as defined below) by each of the current Directors, by the Chief Executive Officer ("CEO"), by the Chief Financial Officer ("CFO"), by the other most highly compensated current executive officers, and by all Directors and Officers of the Company as a group as of March 5, 2025. For the purpose of the disclosure of ownership of shares by Directors and Officers below, shares are considered to be beneficially owned if a person, directly or indirectly, has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership of shares within 60 days of December 31, 2024.

Amount And Nature Of Beneficial Ownership

Name and Address**	Sole Voting and Investment Power	Shared Voting and Investment Power	Right to Acquire Within 60 days of December 31, 2024	Total[1]	Percent of Class[2]
Alisa Belew	208	-	-	208	*
E. Joseph Bowler	-	25,887 [3]	-	25,887	0.1%
Martin Camsey[4]	-	-	-	-	*
Melanie Martella Chiesa	250	-	-	250	*
Michele Hassid	623	-	-	623	*
David L. Payne	772,707	356,733	-	1,129,440 [5]	4.2%
Edward B. Sylvester	57,490	-	-	57,490	0.2%
Inez Wondeh	495	-	-	495	*
Brian Donohoe	47	4,638 [6]	81,867	86,552	0.3%
Russell W. Rizzardi	-	-	-	-	*
Robert Baker	710	3,347	96,800	100,857	0.4%
Anela M. Jonas	2,042	534	7,067	9,643	*
All 12 Directors and Officers as a Group	834,572	391,139	185,734	1,411,445	5.3%

* Indicates beneficial ownership of less than one-tenth of one percent (0.1%) of the Company's common shares.
** The address of all persons listed is 1108 Fifth Avenue, San Rafael, CA 94901.
[1] None of the shares held by the Directors and Officers listed above have been pledged with the exception of 84,439 shares owned by a family trust of which Mr. Payne is the sole trustee with sole voting and investment power. The shares are pledged to Gibson Radio and Publishing, which is 100% owned by such trust. Because the pledge is made by the trust to Gibson and Mr. Payne controls both, neither his beneficial ownership or his pecuniary interest in the shares would change if Gibson acquired the pledged shares upon a foreclosure.
[2] In calculating the percentage of ownership, all shares which the identified person or persons have the right to acquire by exercise of options are deemed to be outstanding for the purpose of computing the percentage of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.
[3] Shares held in trust as to which Mr. Bowler is co-trustee with shared voting and investment power.
[4] Mr. Camsey was appointed Director February 22, 2024. Mr. Camsey has an indirect ownership by spouse of 86 shares with no voting or investment power.
[5] Includes 242,417 shares held directly or indirectly by a family trust of which Mr. Payne is the sole trustee with sole voting and investment power. Of such 772,707 shares, 528,837 shares are held by Gibson Radio and Publishing, which is 100% owned by such trust and for which Mr. Payne serves as President and CEO. Mr. Payne and members of his immediate family are among the beneficiaries of the trust. Mr. Payne disclaims beneficial ownership of the shares held directly or indirectly by the trust except to the extent of his pecuniary interest therein. Also includes 462 shares held in a trust under the California Uniform Gift to Minors Act as to which Mr. Payne is custodian. Includes 345,808 shares held in a trust as to which Mr. Payne is co-trustee with shared voting and investment power.
[6] Includes 2,784 shares held in trust as to which Mr. Donohoe is co-trustee with shared voting and investment power.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities and Exchange Act requires the Company's directors, executive officers, and persons who own more than ten percent of the Company's common stock to file with the SEC initial reports of ownership, reports of changes in ownership of common stock of the Company, and to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of such reports and written representations that no other reports were required, the Company believes that all reports required by Section 16(a) of the Exchange Act to be filed by its executive officers and directors during the last fiscal year were filed on a timely basis except one Form 4 filing for Mr. Baker disclosing one transaction was filed late.

Insider Trading and Anti-Hedging/Anti-Pledging Policy

The Company's Insider Trading and Stock Hedging Policy governs the purchases, sales and other dispositions of our securities by our directors, officers and employees in a manner intended to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us. In addition, the policy prohibits our directors, executive officers, and other employees from engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities in which they have an economic interest. Prohibited transactions include but are not limited to: (1) selling short any Company common stock; and (2) buying or selling puts or calls or other derivatives on Company securities, or otherwise entering into any hedging arrangements involving Company securities. While the policy does not apply to the Company's transactions in its securities, its Code of Conduct and Ethics requires that its officers, directors and employees adhere to applicable laws when carrying out the Company's business.

PROPOSAL 1 – ELECTION OF DIRECTORS

Board of Directors

The Board has nominated eight candidates for election as Directors at the Annual Meeting to hold office until the next Annual Meeting or until their successors are elected and qualified. The proxies will vote for the eight nominees named below unless you give different voting instructions on your Proxy Card. Each nominee is presently a Director of the Company and has consented to serve a new term. The Board does not anticipate that any of the nominees will be unavailable to serve as a Director, but if that should occur before the Annual Meeting, the Board reserves the right to substitute another person as nominee or reduce the number of directors to be elected. The proxies will vote for any substitute nominated by the Board of Directors. The proxies may use their discretion to cumulate votes for election of Directors and cast all of such votes for any one or more of the nominees, to the exclusion of the others, and in such order of preference as they may determine at their discretion.

Nominees

The nominees for election as Directors are named and certain information with respect to them is given below. Our nominees are seasoned leaders who bring to the Board an array of financial services, public and private company, nonprofit, and other business experience. As a group they possess experience in leadership, consumer banking, commercial and small business banking, investment banking, capital markets, financial advisory services, finance and accounting, risk management and real estate. Many of the Directors have seen the Company through a variety of economic conditions. The information below has been furnished to the Company by the respective nominees. All of the nominees have engaged in their indicated principal occupation for more than five years, unless otherwise indicated and no nominee has served on the Board of Directors of another public company during the past five years. Each nominee is a current director of both the Company and its subsidiary, Westamerica Bank (the "Bank").

Name of Nominees, Principal Occupations, and Qualifications
Alisa Belew – Director since 2023
Alisa Belew (41) is a Director and commercial real estate agent with Newmark in San Rafael, California. Ms. Belew is a member of the Loan and Investment Committee and the Employee Benefits and Compensation Committee. Ms. Belew was appointed to the Board in October 2023.

Ms. Belew joined Newmark in 2010 and specializes in leasing and sales of commercial properties in Marin and Sonoma counties. She is a dedicated, top performing real estate agent with a proven record of producing results for her clients. Ms. Belew advises clients on stabilization strategies and provides relevant market data. She prepares budgets, projections and competitive sets and advises on market trends. She specializes in managing the transaction process and all aspects of the marketing campaign, including preparing market reports, facilitating tours, contract negotiations, due diligence oversight and execution through the closing process. Ms. Belew is the fifth generation to teach Irish dancing through her family's school, The Healy School of Irish Dance.

Alisa Belew's extensive experience in commercial real estate, her understanding of business and her community involvement provide the board with in-depth knowledge of the market, especially in the North Bay.

E. Joseph Bowler – Director since 2003

E. Joseph Bowler (88) retired as Senior Vice President and Treasurer of the Company in 2002. He currently serves as a member of the Audit Committee, the Loan and Investment Committee and the Nominating Committee. Mr. Bowler holds a Masters of Business Administration from Stanford University.

With many years of direct banking experience, Mr. Bowler brings strong financial and investment expertise important to the oversight of our financial reporting and interest rate risk management. In addition, Mr. Bowler's experience as a director and trustee of various nonprofit community and educational organizations brings strategic planning and corporate governance skills to the Board.

Martin Camsey – Director since 2024

Martin Camsey (64) was the Chief Financial Officer at O'Gara Coach Company from October 2020 to April 2022 and has over 35 years' experience in the retail automobile business, including positions from Controller to Vice President/CFO and board member. Prior to that, Mr. Camsey was with Price Waterhouse for five years. Mr. Camsey retired in 2022. Mr. Camsey is a member of the Audit Committee and the Employee Benefits and Compensation Committee. Mr. Camsey was appointed to the Board February 2024.

Mr. Camsey is a member of the AICPA and California Society of CPA's. Mr. Camsey earned a BS degree in Business Administration/Accounting from CSU Sacramento and is a Certified Public Accountant (inactive) in the State of California.Mr. Camsey has served on numerous nonprofit boards and organizations including: Junior Achievement, Salvation Army, Sacramento Children's Museum, Stanford Home for Children, KVIE Public Television and Dignity Health Sacramento Service Area Hospital Community Board.

Martin Camsey's education and background in finance and administration as well as operational responsibilities, both in retail business and nonprofit governance, provides the Board with financial expertise, management and entrepreneurial skills.

Melanie Martella Chiesa – Director since 2020

Melanie Martella Chiesa (58) is an optometrist in private practice at Ceres Eye Care in Ceres, California. Dr. Martella Chiesa is Chair of the Employee Benefits and Compensation Committee, a member of the Loan and Investment Committee, and Compliance Committee.

Dr. Martella Chiesa is a lifelong resident of Hughson, California where she is a partner in her family's walnut and almond farming operations. She is an owner and board member of Martella Farms, Inc., Ag Commodities, Grower Direct Nut, Inc., ARK Development and Nutty Gourmet Nut Company. Dr. Martella Chiesa is a graduate of the University of California, Berkeley, where she received her Doctor of Optometry degree. Dr. Martella Chiesa also received Bachelor of Science degrees in food science and nutrition, functional biology and visual sciences.

Dr. Martella Chiesa is passionate about local community and philanthropy. She, along with her husband, founded the Ciara Chiesa Circle of Hope Fund. Melanie is also a past Director of the Stanislaus Community Foundation, chaired their Board, Executive Governance, and Scholarship Committee and continues to serve on the Asset Development and Governance Committees, as well as the Leadership in Education & Ag Fund. Dr. Martella Chiesa also served as a trustee for the Gallo Center for the Arts.

Along with leadership and private business knowledge, Dr. Martella Chiesa brings to the Board an understanding of agriculture, healthcare, philanthropy and issues of the Central Valley of California, which is one of Westamerica Bank's primary markets.

Michele Hassid – Director since 2019
Michele Hassid (62) is Principal at Macias, Gini & O'Connell LLP, an accounting firm. Ms. Hassid serves as the Chair of the Audit Committee and is a member of the Compliance Committee, Executive Committee, and the Nominating Committee. Ms. Hassid has been designated as an Audit Committee "financial expert."

Ms. Hassid joined Eckhoff and Company in 1990, and served as Managing Partner from 2013 until 2022, when the Company merged into Macias, Gini & O'Connell LLP. Ms. Hassid assists clients with financial and operational needs. Ms. Hassid graduated with honors from San Francisco State University with a B.A. in Accounting and is a graduate of the San Rafael Leadership Institute. She holds a CPA certificate and a CGMA certification. Ms. Hassid has memberships with AICPA, CALCPA, is the Treasurer of the Marin Leadership Foundation and is a finance committee member for Congregation Ner Tamid in San Francisco.

Ms. Hassid's background and education provides financial expertise and entrepreneurial skills.

David L. Payne – Director since 1984
David L. Payne (69) is Chairman, President & CEO of Westamerica Bancorporation. He was appointed Chairman in 1988 and CEO in 1989. Mr. Payne is Chairman of the Executive Committee and is a member of the Compliance Committee. Mr. Payne is also Chairman, President & CEO of Westamerica Bank. He brings to the Board strong leadership and a vision for the future. He has a thorough knowledge of the banking industry, manages regulatory and business development issues, and has extensive financial and accounting expertise. Mr. Payne possesses excellent management, strategic development and business skills.

Since Mr. Payne's appointment as Chairman of the Board, Westamerica's dividends per share have risen thirteen-fold and capital levels have increased fifteen-fold. Total assets have increased more than 500% during his tenure. Return on equity was 13.8% for the year ended December 31, 2024.

Mr. Payne has successfully negotiated and led the Company through many mergers including: John Muir National Bank, Napa Valley Bancorporation, PV Financial, CapitolBank – Sacramento, North Bay Bancorp, ValliCorp Holdings, First Counties Bank, Kerman State Bank, Redwood Empire Bancorp, County Bank, and Sonoma Valley Bank. Mr. Payne also manages his family printing, publishing and cable television business.

Edward B. Sylvester – Director since 1979
Edward Sylvester (88) is a California registered civil engineer and founder of Sylvester Engineering and SCO Planning and Engineering. Mr. Sylvester is Chair of the Loan and Investment Committee, the Nominating Committee, and the Compliance Committee, and is a member of the Executive Committee, and serves as the Lead Independent Director of Westamerica Bancorporation.

Mr. Sylvester is the board Chairman of Nevada County Broadcasters, which owns KNCO and STAR 94 radio stations. He currently provides pro bono technical services to nonprofit organizations and also serves as a board member of Sierra Nevada Memorial Hospital and a member of the Foundation board. Mr. Sylvester is a board member of the Nevada County Finance Authority and the President of the Friends of Banner Mountain board, promoting preservation of trails and fire-wise issues. Mr. Sylvester has previously served as Chairman of the California Transportation Commission, Chairman of the Nevada County Transportation Commission, Chairman of the Board of the Grass Valley Chamber of Commerce, President of the Grass Valley Rotary Club, Chairman and founder of the Nevada County Business Association, President of the Sierra Trailblazers Running Club, Chairman of the California Alliance for Advanced Transportation Systems and numerous advisory committees of the county and the city of Grass Valley on engineering and policy-related issues. Mr. Sylvester has completed 23 marathons around the world and was the 14th person in the world to complete marathons on all seven continents including Antarctica. Mr. Sylvester is an avid traveler and photographer, who has visited 114 countries to date, searching for new things to experience and photograph.

The depth of Mr. Sylvester's experience gives him first-hand understanding of all the nuances of development and development funding, a current knowledge of the retail economy, and a state-wide perspective and experience in funding allocation. His long tenure on the Board brings a historical and long-term perspective while he remains current on financial issues with his continuing leadership role in the community and active management positions.

Inez Wondeh – Director since 2021

Inez Wondeh (57) is the Chief Executive Officer at BASS Medical Group ("BASS") in Walnut Creek, California and California Market President at BASS Privia Management Company of California, LLC. Ms. Wondeh is a member of the Audit Committee and Employee Benefits and Compensation Committee.

Inez Wondeh joined BASS in 2015 as the Chief Operating Officer. Ms. Wondeh has over 20 years of experience as a healthcare executive. Ms. Wondeh helped execute many of BASS' growth strategy shifts, including increasing the company's physician network. Ms. Wondeh provides visionary leadership that inspires the highest level of performance in the financial and operation administration at BASS. Ms. Wondeh holds a Master of Public Administration and a Master of Business Administration from the University of San Francisco. Ms. Wondeh is the founder of Ngozi Educational and Healthcare Foundation, a nonprofit dedicated to provide no-cost K-12 education and health services to rural Liberia, West African children.

Ms. Wondeh's experience in finance, administration and strategic planning of various businesses provides the Board with exceptional leadership.

THE BOARD OF DIRECTORS RECOMMENDS ELECTION OF ALL NOMINEES

Board of Directors and Committees

Director Independence and Leadership Structure. The Board of Directors has considered whether any relationships or transactions related to a Director were inconsistent with a Director's independence. Based on this review, the Board has determined that A. Belew, E.J. Bowler, M. Camsey, M. M. Chiesa, M. Hassid, E.B. Sylvester, and I. Wondeh are "independent" Directors as defined in NASDAQ rules. Mr. Payne is not independent because he is an officer of the Company and the Bank.

Our Board has carefully considered the critical issue of Board leadership. In the context of risk management, the leadership of each Board committee primarily responsible for risk management is vested in an independent committee chair. With regard to the leadership of the meetings of the full Board, our Board of Directors has carefully evaluated whether the positions of Chairman and CEO should be separate or combined. Our Board believes that the most effective leadership structure for the Company at this time is to combine the responsibilities of the Chairman and CEO, a structure that has been successful since 1989. The combined positions avoid a duplication of efforts, enable decisive leadership, and ensure a clear accountability for the performance of the Company, a more rapid implementation of decisions, and a consistent vision. Given the size of our employee base and our level of assets relative to larger, more complex banking structures, our Company is particularly well suited to combine the Chairman and CEO functions. Furthermore, our named executive officers have an average tenure of 32 years and do not require the substantial oversight needed by a less experienced team, which has allowed our Chairman and CEO to lead the Company through eleven acquisitions since 1992.

To ensure strong Board oversight seven of our eight Directors are, as noted above, independent as defined by NASDAQ. Only non-management directors sit on Board committees, with the exception of the Executive Committee and the Compliance Committee, and every non-management director sits on one or more of these Committees. All non-management directors meet at least four times a year outside the presence of the Chairman and CEO. The Board completes an annual board evaluation that is discussed by the Nominating Committee and presented to the full Board. Although the Board believes that it is more effective to have one person serve as the Chairman and CEO at this time, it also recognizes the importance of strong independent leadership on the Board. Accordingly, the Board has established a strong, Independent Lead Director, Mr. Sylvester, who serves at least one year from the date of appointment and has the following clearly delineated and comprehensive duties:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors;
- serves as liaison between the Chairman and the independent Directors;
- approves information sent to the Board;
- approves meeting agendas for the Board;
- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- has the authority to call meetings of the independent Directors; and
- if requested by major shareholders, ensures that he or she is available for consultation and direct communication.

The Board does not believe that the fact an Independent Lead Director does not preside over the normal Board meeting business sessions limits the ability of the Board to have open exchanges of views, or to address any issues the Board chooses, independently of the Chairman.

The members of the Board of Directors of the Company also serve as the members of the Board of Directors of Westamerica Bank, and as such are well informed of bank operations through regular reports and discussions on the operations of the Bank. The Directors' longevity with the Company has exposed them to a wide range of business cycles, which plays a critical role in managing the risk profile and profitability of the Company through the current economic environment.

Role of the Board of Directors in Risk Oversight. The Board is also responsible for overseeing all aspects of management of the Company, including risk oversight, which is effected through all Board committees, but primarily through the Board's Audit Committee. The Internal Audit Department reports directly to the Board's Audit Committee. It presents its independently prepared company-wide annual risk assessment, its evaluation of Management's prepared risk assessment and its audit plan incorporating the risk assessment, including the policies and procedures utilized to monitor and control such exposures, to the Board's Audit Committee.

The internal loan review function reports directly to the Board's Audit Committee. It reports ongoing evaluations of loan portfolios and the risk rating of individual loans using guidelines established by bank regulatory authorities, to the Board's Audit Committee.

Meetings. The Company expects all Board members to attend all meetings, including the Annual Meeting of Shareholders, except for reasons of health or special circumstances. The Board met nine times during 2024. Every Director attended at least 75% of the aggregate of: (i) the Board meetings held during that period in which they served;

and (ii) the total number of meetings of any Committee of the Board on which the Director served. Each individual who served on the Board of the Company on the date of the 2024 Annual Meeting of Shareholders attended the meeting.

Committees of the Board

Director Name	Executive Committee	Audit Committee	Employee Benefits and Compensation Committee	Loan and Investment Committee	Nominating Committee	Compliance Committee
Alisa Belew			X	X		
E. Joseph Bowler		X		X	X	
Martin Camsey[1]		X	X			
Melanie Martella Chiesa			Chair	X		X
Michele Hassid	X	Chair			X	X
David L. Payne	Chair					X
Edward B. Sylvester	X			Chair	Chair	Chair
Inez Wondeh		X	X			
Number of Meetings in 2024	9	5	5	9	1	4

[1] Mr. Camsey was appointed Director February 22, 2024.

Executive Committee. The Board delegates to the Executive Committee all powers and authority of the Board in the management of the business affairs of the Company between board meetings, which the Board is allowed to delegate under California law.

Audit Committee. The Board of Directors has determined that all members of the Audit Committee are independent, as that term is defined by applicable rules of NASDAQ for Audit Committee purposes. The Board has also designated Ms. Hassid is an "Audit Committee financial expert" as defined by the rules of the SEC and has determined that she is "financially sophisticated" under NASDAQ rules. In concluding that Ms. Hassid is the Audit Committee financial expert, the Board determined that she possess:

- an understanding of generally accepted accounting principles and financial statements;
- the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal control over financial reporting; and
- an understanding of Audit Committee functions.

Designation of a person (or persons) as an Audit Committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933. The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other Audit Committee member or any other Director and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

The Audit Committee provides independent, objective oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independence and performance of the Company's independent auditor as it performs audit, review or attest services, and the Company's internal audit and control function. It selects and retains the independent registered public accounting firm, and reviews the plan and the results of the auditing engagement. It acts pursuant to a written charter that was reaffirmed by the Board of Directors in January 2025, which is attached as Exhibit A to the Proxy Statement for the 2024 Annual Meeting of Shareholders.

Employee Benefits and Compensation Committee. The Employee Benefits and Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised solely of Directors who are not current or former employees of Westamerica or any of its affiliates. They are independent as defined by NASDAQ rules.

The Compensation Committee administers Westamerica Bancorporation's equity incentive plan, Tax Deferred Savings and Retirement Plan, Deferred Profit Sharing Plan, Deferred Compensation Plan, and the Westamerica Bancorporation Deferral Plan. It administers the Company's compensation programs and reviews and reports to the Board the compensation level for executive officers, including the CEO, of the Company and its subsidiaries and determines that compensation plans are balanced between financial results and prudent risk taking. The Compensation Committee determines annual corporate performance objectives for equity compensation and cash bonuses and their related corporate, divisional and individual goals. Based on the CEO's assessment of the extent to which each executive officer met those objectives and goals, the Committee determines each executive officer's annual equity compensation and cash bonus. The Compensation Committee also establishes the individual goals and targets for the CEO. All compensation approved by the Compensation Committee is reported to the full Board of Directors.

The role of the Compensation Committee is described in greater detail under the section entitled "Compensation Discussion and Analysis."

The Compensation Committee is governed by a written charter as required by NASDAQ rules. The charter was reaffirmed by the Board of Directors in January 2025 and is attached as Exhibit A to the Proxy Statement for the 2023 Annual Meeting of Shareholders. The Compensation Committee has the authority to seek assistance from officers and employees of the Company as well as external legal, accounting and other advisors. It has not retained outside consultants for compensation advice, but can request assistance on an as-needed basis. It does not delegate authority to anyone outside of the Compensation Committee. The Payroll and Employee Benefits Department supports the Compensation Committee by fulfilling certain administrative duties regarding the compensation programs.

Nominating Committee. The Board of Directors has determined that all members of the Nominating Committee are independent, as defined in NASDAQ rules.

The Nominating Committee screens and recommends qualified candidates for Board membership. This Committee recommends a slate of nominees for each Annual Meeting. As part of that process, it considers each existing Board member's contributions. The Committee also considers recommendations of shareholders. The Committee applies the same evaluation standards whether the candidate was recommended by a shareholder or the Board. The Nominating Committee is governed by a written charter, which was reaffirmed by the Board of Directors in January 2025 and attached as Exhibit A to this Proxy Statement.

While the Board does not have a formal diversity policy, it broadly defines diversity to encompass a range of skills and expertise sufficient to provide prudent guidance to the Company. In addition to the qualifications and characteristics described below, it considers whether the potential Director assists in achieving a mix of Board members that represents a diversity of background, perspective, and experience. Our Board includes Directors with experience in public corporations and nonprofit organizations, as well as entrepreneurial individuals who have successfully run their own private enterprise. Our Board also has a broad set of skills necessary for providing oversight to a financial institution, which includes proven leadership, and expertise in capital management, finance, accounting, regulatory affairs, and investment management.

Compliance Committee. The Committee provides oversight of the Company's Compliance Management System to ensure compliance with consumer protection laws and regulations.

Nominating Directors. Shareholder nominations must be made in accordance with Section 2.14 of the Bylaws of the Company. That section requires, among other things, that nominations be submitted in writing and must be received by the Corporate Secretary not earlier than 120 days and not later than 90 days before the anniversary of the date of the prior year's Annual Meeting of Shareholders. If the date for the current year's Annual Meeting changes more than 30 days from the date on which the prior year's meeting was held, the Company must receive notice not earlier than 120 days prior to such Annual Meeting and not later than 90 days before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In addition, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of nominees other than the Company's nominees must provide notice setting forth the information required by SEC Rule 14a-19 no later than January 31, 2026, or such earlier date as may be required by the Company's Bylaws. The nominating shareholder (or a qualified representative) and the nominating shareholder's candidate(s) must be present in person at the meeting for the election of directors.

Nominations must include the following information:
- the principal occupation of the nominee;
- the total number of shares of capital stock of the Company that the shareholder expects will be voted for the nominee;
- the name and address of both the nominee and the nominating shareholder;
- the number of shares of capital stock of the Company owned by the nominating shareholder; and
- if requested by the Company, the nominee must complete a director questionnaire to be provided by the Company. If a nominating shareholder will solicit proxies for a nominee or nominees other than the corporation's nominees in accordance with SEC Rule 14a-19 the nominating shareholder's written nomination must also include all information required to be provided to the Company by Rule 14a-19 and a written representation and undertaking that such shareholder will comply with requirements of Rule 14a-19 and all requirements of the SEC's proxy rules.

The Committee has specified the following minimum qualifications it believes must be met by a nominee for a position on the Board:
- appropriate personal and professional attributes to meet the Company's needs;
- highest ethical standards and absolute personal integrity;
- physical and mental ability to contribute effectively as a Director;
- willingness and ability to participate actively in Board activities and deliberations;
- ability to approach problems objectively, rationally and realistically;
- ability to respond well and to function under pressure;
- willingness to respect the confidences of the Board and the Company;
- willingness to devote the time necessary to function effectively as a Board member;
- possess independence necessary to make unbiased evaluation of Management performance;
- be free of any conflict of interest that would violate applicable law or regulation or interfere with ability to perform duties;
- broad experience, wisdom, vision and integrity;
- understanding of the Company's business environment; and
- significant business experience relevant to the operations of the Company.

Loan and Investment Committee. This Committee reviews major loans and investment policies.

Director Compensation

The following table and footnotes provide information regarding the compensation paid to the Company's non-employee Directors in the year 2024. Directors who are employees of the Company receive no compensation for their services as Directors.

Name[1]	Fees Earned Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2] ($)	Total ($)
Alisa Belew	42,400	-	42,400
E. Joseph Bowler	43,000	-	43,000
Martin Camsey[3]	34,567	-	34,567
Melanie Martella Chiesa	46,050	-	46,050
Michele Hassid	46,650	-	46,650
Edward B. Sylvester	51,300	-	51,300
Inez Wondeh	40,000	-	40,000

[1] Non-employee Directors did not receive options or stock awards in 2024 and none hold any options or stock awards. During 2024, non-employee Directors of the Company were paid an annual retainer of $22,000. Each non-employee Director received $1,200 for each meeting of the Board attended and $600 for each Committee meeting attended. The Chairman of each Committee received an additional $250 for each Committee meeting attended. All non-employee Directors are reimbursed for expenses incurred in attending Board and Committee meetings. The Chairman of the Board, David L. Payne, is compensated as an employee and did not receive any compensation as a Director.

[2] The Deferred Compensation Plan allows non-employee Directors to defer some or all of their Director compensation with interest earnings credited on deferred compensation accounts. In 2024, the amount of interest earned on nonqualified deferred compensation balances did not exceed 120% of the long-term Applicable Federal Rate, with compounding.

[3] Mr. Camsey was appointed Director February 22, 2024.

EXECUTIVE COMPENSATION

Executive Officers

The executive officers of the Company and Westamerica Bank serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of Shareholders. It is anticipated that each of the executive officers listed below will be appointed to serve in such capacities at that meeting with the exception of Mr. Thorson who retired January 24, 2025.

David L. Payne – Held since 1984

David L. Payne (69) is the Chairman of the Board, President and CEO of the Company and Westamerica Bank. Mr. Payne also manages his family printing, publishing and cable television business. For additional information regarding Mr. Payne, please see "Proposal 1 – Election of Directors - Board of Directors" above.

John "Robert" A. Thorson – Held since 2024

John "Robert" Thorson (64) is Senior Vice President and former Treasurer for the Company, retiring in January 2025. Mr. Thorson joined Westamerica Bancorporation in 1989, was Vice President and Manager of Human Resources from 1995 until 2001, was Senior Vice President and Treasurer from 2002 through 2005 and 2020 through 2022, and was Senior Vice President and Chief Financial Officer from 2005 through 2019 and 2023 through 2024. He was reappointed as Treasurer in June 2024.

Anela M. Jonas – Held since 2024

Anela M. Jonas (51) is Senior Vice President and Chief Financial Officer of the Company effective June 2024. Ms. Jonas is a California licensed Certified Public Accountant (inactive) who has performed a variety of responsibilities in the Company's Finance and Administration Division for thirteen years, including serving as Controller.

Brian Donohoe – Held since 2019

Brian Donohoe (43) is Senior Vice President and Chief Information Officer of the Company. Mr. Donohoe joined Westamerica Bancorporation in 1999 and has held a variety of positions in the Banking Division and the Operations and Systems Division, most recently, Vice President and Manager of Business Services until 2018.

Russell W. Rizzardi – Held since 2008

Russell W. Rizzardi (69) is Senior Vice President and Chief Credit Administrator of Westamerica Bank. Mr. Rizzardi joined Westamerica Bank in 2007. He has been in the banking industry since 1979 and was previously with Wells Fargo Bank and U.S. Bank.

Robert Baker – Held since 1995

Robert Baker (60) is Senior Vice President, Banking Division Manager of Westamerica Bank. Mr. Baker joined Westamerica Bank in 1995 through the Bank's acquisition of Pacific Valley National Bank. He later served as Senior Vice President, Sales and Marketing Director with County Bank and rejoined Westamerica in 2009. He has been in the banking industry since 1985 and has held various positions in branch banking, lending and marketing.

Code of Ethics. The Company has adopted a Code of Ethics (as defined in Item 406 of Regulation S-K of the Securities Act of 1933) that is applicable to its senior financial officers including its chief executive officer, chief financial officer, and principal accounting officer.

Compensation Discussion and Analysis

The executive compensation practices described below have been followed consistently for thirty-one years. At each Annual Meeting of Shareholders since 2010, a majority of our shareholders approved an advisory proposal on the Company's executive compensation. Last year 99 percent of the shares voting on this proposal voted to support our Corporation's executive compensation strategy.

The Compensation Committee governs the executive compensation program that combines three compensation elements: base salary, annual non-equity cash incentives, and long-term stock grants. Several compensation philosophies and practices underlie this program:
- base salaries for participants in this program should be limited to foster an environment where incentive compensation motivates and rewards corporate, divisional, and individual performance.
- incentive compensation (annual non-equity cash incentives and long-term stock grants) is based on measurement of performance against pre-established objective measurable goals. Specific criteria for each objective are established for "threshold," "target," and "outstanding" performance. On any one measure, performance below "threshold" results in no credit for that objective. "Threshold" performance results in 75% achievement, "target" performance results in 100% achievement, and "outstanding" performance results in 150% achievement. The performance achievement level determines the size of incentive compensation awards.
- long-term incentive stock grants will be awarded to senior management if the corporate performance level is rated "threshold" or better. The purpose of long-term incentive grants is to:
  – motivate senior management to focus on long-term performance**;**
  – avoid excessive risk-taking and instill conservative management practices**;**

2025   WESTAMERICA BANCORPORATION PROXY

- build equity ownership among Westamerica's senior management;
- link shareholder interests to management incentives; and
- create ownership mentality among senior management.

In February 2013, the Board of Directors adopted a clawback policy that requires executive officers to forfeit previously awarded incentive compensation if the incentives were based on materially inaccurate financial statements or other performance measures that are later proven to be materially inaccurate or the achievement of which were due to fraud or other misconduct. The Company's 2019 Westamerica Omnibus Plan includes a clawback provision with similar terms. In October 2023, the clawback policy was revised to comply with new NASDAQ listing standards.

Establishing Incentive Levels, Determining Objectives and Measuring Performance. In administering the executive compensation program, the Compensation Committee determines "target" incentives for each position annually. The Compensation Committee exercises discretion in establishing "target" incentives in an effort to provide competitive pay practices while motivating and rewarding performance that benefits the Company's long-term financial performance and shareholder interests, and avoids excessive risk-taking.

At the beginning of each calendar year, the Compensation Committee establishes annual corporate performance objectives. In establishing corporate performance objectives, the Compensation Committee takes into consideration the current operating environment for the commercial banking industry as well as internal management policies and practices which would, in the Compensation Committee's opinion, benefit the long-term interests of the Company and its shareholders. Corporate performance measures include risk management elements considered to be responsive to the impact that current operating conditions could have on the long-term performance of the Company. The Compensation Committee monitors the economy and the banking industry's operating environment throughout the ensuing year, and may exercise discretion in adjusting corporate performance objectives during the year.

The operating environment for the commercial banking industry is impacted by a myriad of factors including, but not limited to, local, national and global economic conditions, interest rate levels and trends, monetary policies of the Federal Reserve Board and its counterparts in other countries, fiscal policies of the United States government and other global political conditions, regulations and legislation, liquidity in capital markets, the demand for capital by commercial enterprises and consumers, new financial products, competitive response to changing conditions within the industry, trade balances, the changing values of real estate, currencies, commodities and other assets, and other factors.

Management policies and practices the Board considers in establishing corporate performance objectives include, but are not limited to, management of the Company's balance sheet and product pricing in a manner which will benefit the long-term financial interests of shareholders, the type and variety of financial products and services offered by the Company, adherence to internal controls, management of the credit risk of the Company's loan and bond portfolios, management of liquidity to meet depository customer needs, the results of internal, regulatory and external audits, service quality delivered to the Company's customers, service quality of "back office" support departments provided to those offices and departments directly delivering products and services to the Company's customers, maintenance of operating policies and procedures which remain appropriate for risk management in a dynamic environment, timely and efficient integration of any acquired companies, operational efficiencies, and capital management practices.

Restricted performance shares ("RPS") are restricted stock unit awards that vest upon the achievement of performance objectives established by the Compensation Committee. Historically, the Company has granted RPS awards to its executives with a three-year vesting period and vesting conditions based on performance factors including the Company's three year cumulative diluted earnings per share (EPS), three year average of annual return on average total assets (ROA); three year average of annual return on average shareholders' equity relative to industry average ROE (ROE differential); non-performing assets to total assets (NPA); and the efficiency ratio over three years.

In addition to establishing corporate performance objectives, the Compensation Committee also establishes individual goals for the CEO. In regard to the other executives named in the accompanying tables, the CEO recommends divisional and individual performance objectives to the Compensation Committee, which considers, discusses, adjusts as necessary, and adopts such performance objectives.

Upon the closure of each calendar year, the Compensation Committee reviews corporate, divisional, and individual performance against the performance objectives for the year just completed. After thorough review and deliberation, the Compensation Committee determines the recommended amount of individual non-equity cash incentives and stock-based incentive awards. The Compensation Committee reports such incentives to the Board of Directors. Meetings of the Compensation Committee and Board of Directors routinely occur in January, immediately following the closure of the calendar year for which performance is measured for incentive compensation purposes.

Equity Compensation Plans. Long-term stock grants may only be awarded under shareholder approved stock-based incentive compensation plans (the "equity incentive plans").

In 2019, the Company's shareholders approved the 2019 Westamerica Omnibus Plan (the "2019 Plan"). The 2019 Plan authorizes the grant of up to 1,235,898 shares (plus shares that become available if awards under prior plans expire unexercised or are cancelled, forfeited or terminated before being exercised). In addition, the 2019 Plan authorizes the issuance of shares under an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by the Company. Any additional authorization of shares available for issuance must be approved by shareholders. The 2019 Plan expires on April 25, 2029, after which shareholder approval is again required to extend the term or approve a new equity incentive plan. If shareholders vote to approve Proposal 3, the 2025 Omnibus Equity Incentive Plan will replace the 2019 Plan.

The 2019 Plan replaced the Company's 2012 Amended and Restated Stock Option Plan of 1995 (the "2012 Amended Plan"). The Company may no longer grant any awards under the 2012 Amended Plan, though awards previously issued under such plan continue to be outstanding, subject to the terms of the applicable awards agreements. The 2012 Amended Plan established governing terms and conditions for all stock grants awarded from the effective date of the plan through the effective date of the 2019 Plan.

The 2019 Plan allows the following types of stock-based compensation awards:

Incentive Stock Options ("ISO") allow the optionee to buy a certain number of shares of Westamerica Bancorporation common stock at a fixed price, which is established on the date of the option grant. ISOs are intended to meet the requirements of Section 422 of the Internal Revenue Code which provide advantages if certain conditions are met. If the optionee holds the acquired stock for the designated holding period, the optionee defers the timing of recognizing taxable income related to exercising the ISO. If the optionee complies with the ISO requirements, the Company does not receive a corporate tax deduction related to the shares issued.

Nonqualified Stock Options ("NQSO") also give the optionee the option to buy a certain number of shares of Westamerica Bancorporation common stock at a fixed price, which is established on the date of grant. Unlike ISOs, NQSOs do not allow deferral of taxable income for the optionee. At the time NQSOs are exercised, the optionee incurs taxable income equal to the spread between the exercise price and the market price of the stock, and the Company receives a corporate tax deduction in the same amount.

Share Appreciation Rights ("SAR") provide the holder a cash payment equal to the difference between the fair market value of the Westamerica Bancorporation common stock on the date the SAR is surrendered and the fair market value of the Company's common stock on the date the SAR was granted. The optionee incurs taxable income at the time the SAR is settled and the Company receives a corporate tax deduction in the same amount.

Restricted Shares and Restricted Stock Units. The Compensation Committee determines the vesting schedule and performance goals, if any, applicable to the grant of restricted shares and Restricted Stock Units. Restricted Stock Units are awards that may be settled in Westamerica Bancorporation common stock or cash, subject to vesting. As described above, the Company has historically granted Restricted Stock Units as RPS awards that settle in shares of Westamerica Bancorporation common stock, subject to the achievement of performance objectives. Award recipients receive shares at the end of the performance measurement period only if performance objectives are achieved. The award recipient incurs taxable income at the time any RPS vests and the Company receives a corporate tax deduction in the same amount.

Determination of Awards to Grant. In determining which type of stock-based compensation awards to grant, the Compensation Committee considers the attributes of each form of incentive. Examples include the ability to motivate management to make decisions based on the long-term interests of shareholders, the desire to compensate with shares rather than cash, and the tax consequences of each type of award. The Compensation Committee retains the latitude to utilize all forms of incentives provided under the equity incentive plans. In the current and preceding years, the Compensation Committee has utilized NQSO and RPS based on the motivational aspects of stock price appreciation, the settlement in shares rather than cash, and the preservation of tax deductions for the Company. As of March 5, 2025, the Company had no ISO or SAR awards outstanding.

Determination of Exercise Price. The equity incentive plans require the exercise price of each NQSO, ISO or SAR to be no less than one hundred percent (100%) of the fair market value of Westamerica Bancorporation common stock on the date of grant. The equity incentive plans do not allow re-pricing stock options for poor stock price performance.

Stock-based compensation awards are submitted by the Compensation Committee to the full Board of Directors for review. As described above, these meetings have routinely occurred in January immediately following the closure of the calendar year for which performance is measured for incentive compensation purposes. The Compensation Committee meeting has routinely been held during the same week as the related Board of Directors meeting. These January meetings follow by no more than ten business days the Company's public disclosure of its financial results for the preceding year. As a result, stock option grants are awarded, and the exercise price of such grants are determined at a time when the Company has broadly disseminated its financial condition and current operating results to the public. The Company's outstanding stock option grants are dated, and related stock option exercise prices are determined, on the January date the Compensation Committee meets to approve such grants.

Long-Term Incentive Attributes. The Board of Directors has designated the Compensation Committee as the administrator of the equity incentive plans. The Compensation Committee reports to the Board the terms and conditions of awards granted under these plans. In carrying out this responsibility, the Compensation Committee designs such awards as long-term incentives. The terms and conditions of currently outstanding awards under the Company's several equity incentive plans include:

- NQSO grants vest one-third (1/3) on each anniversary of the grant date. As such, NQSO grants become fully vested over a three-year period. NQSO grants expire on the tenth anniversary of the grant date. The Company does not pay dividends on shares underlying NQSO grants until the optionee exercises the option and the shares are outstanding on a dividend record date.

- RPS awards vest three years following the grant date, only if corporate performance objectives are achieved over the three-year period. The Company does not pay dividends on shares underlying RPS awards until vesting occurs and shares awarded become outstanding on a dividend record date.

The Company's long-standing practice has been to grant equity awards, including stock options, on a predetermined schedule. On the date of the regular Board meeting of the fiscal year, the Compensation Committee reviews and approves the value and amount of the equity compensation to be awarded (including RPS awards and stock options) to executive officers, other than the CEO who has not received equity awards in recent years. The first regular meeting of the Board typically occurs after the Company's release of the financial results for the prior fiscal year through the filing of a Current Report on Form 8-K but before the filing of the Company's Annual Report on Form 10-K for that fiscal year, typically during the final week of January.

The Compensation Committee does not take material nonpublic information into account when determining the timing and terms of equity awards. Instead, the timing of grants is in accordance with its compensation cycle, with awards granted at the start of the new fiscal year to incentivize the executives to deliver on the Company's strategic objectives for the new fiscal year. The Company has not timed the disclosure of material nonpublic information to affect the value of executive compensation, but instead has adhered to the schedule described above.

Compensation for the Chairman, President & CEO. Mr. Payne performs two functions for the Company. These two functions tend to be compensated separately at similarly sized banking institutions. Mr. Payne serves as Chairman of the Board with responsibilities including oversight of the organization and external strategic initiatives. Mr. Payne also serves as President and CEO with responsibilities including daily management of internal operations. Mr. Payne's total compensation reflects these broad responsibilities. Consistent with the overall compensation philosophy for senior executives, Mr. Payne's compensation has a greater amount of pay at risk through incentives than through base salary. Since Mr. Payne is compensated as an executive, he is not eligible to receive compensation as a Director.

As noted on page 35 of this Proxy Statement under the Pension Benefits Table, during 1997 the Company entered into a nonqualified pension agreement ("Pension Agreement") with Mr. Payne in consideration of Mr. Payne's agreement that RPS awards granted in 1995, 1996 and 1997 would be cancelled.[1] In entering the Pension Agreement, the Board of Directors considered the following:

- Mr. Payne had a significant beneficial interest in Westamerica Bancorporation common stock, which was more than adequate to continue to provide motivation for Mr. Payne to continue managing the Company in the best interests of shareholders.

- in 1997, the Company had consummated its largest acquisition, with significant total asset growth of approximately 51 percent. One of the Board's objectives was to provide a compensation mechanism providing retention features for Mr. Payne. Retention of Mr. Payne as President and CEO was desired following the Company's significant growth. The RPS awards surrendered for the Pension Agreement were scheduled to vest on dates in 1998, 1999 and 2000, while the Pension Agreement was not fully vested until December 31, 2002. Additionally, the 20-year certain pension provided under the Pension Agreement was to commence upon Mr. Payne's attainment of age 55. Mr. Payne was age 42 at the time of entering the Pension Agreement.

Compensation Awarded to Named Executive Officers. Base salaries for participants in the executive compensation program are generally limited to foster an environment where incentive compensation motivates and rewards corporate, divisional, and individual performance. As such, base pay increases are generally infrequent and limited to "control points" assigned to each position. The non-equity cash incentive formula has the following components:

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[1]The value of the surrendered RPS shares and the Pension Agreement were considered equivalent based on actuarial assumptions.

"Target" Cash Incentive	X	Composite Corporate, Divisional and Individual Performance Level	=	Cash Incentive Award

In structuring performance goals for the named executive officers, the Compensation Committee emphasizes goals, which if achieved, will benefit the overall Company. As such, senior management level positions have high relative weighting on corporate objectives, and divisional leadership positions also have significant weighting on divisional objectives. The "target" cash incentive and the weighting of goals for the named executive officers for 2024 performance were as follows:

	"Target" Cash Incentive	Corporate	Divisional	Individual
			Goal Weighting	
Mr. Payne	$350,000	80%	–	20%
Mr. Thorson[1]	134,400	55%	25%	20%
Ms. Jonas	58,000	55%	25%	20%
Mr. Donohoe	71,500	55%	25%	20%
Mr. Rizzardi	60,500	55%	35%	10%
Mr. Baker	67,500	50%	40%	10%

The Compensation Committee establishes corporate goals with the intent to balance current profitability with long-term stability of the Company and its future earnings potential. The 2024 corporate performance goals related to current year "profitability" included return on average equity, return on average assets and diluted earnings per share. The performance goals designed to maintain the long-term stability of the Company include "quality" and "control" components. The "quality" measures include loan portfolio quality measures (classified loans and other real estate owned, non-performing loans and other real estate owned, and net loan losses to average loans) and service quality measures (service quality of support departments and branches). The "control" measures include annual non-interest expense to annual revenues (efficiency ratio), the level of annual non-interest expenses, and internal audit results. By maintaining both current year "profitability" goals and longer-term "quality" and "control" goals, Management has a disincentive to maximize current earnings at the expense of longer-term results.

At the beginning of the year, the Compensation Committee's expectations for the 2024 operating environment included an uncertain trajectory for inflation and Federal Open Market Committee (FOMC) monetary policy, employment conditions, sustainability of fiscal stimulus influences over deposit volumes, and evolution of intermediate-term interest rate levels. The Committee reserved the ability to exercise a certain degree of judgment in adjusting target goals based on the ultimate operating environment.

The Compensation Committee determined the 2024 operating environment was generally characterized as follows:
- the monetary policies of the FOMC became less restrictive, but with elevated near-term interest rates influencing depositor yield expectations;
- the Treasury yield curve migrated from inverted toward a normal shaped curve;
- disinflation caused the core rate of inflation to approach, but not meet, the FOMC target inflation rate;
- employment conditions remained solid;
- the Federal Reserve reduced its holdings of bonds, reducing liquidity in the marketplace; and

[1] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

- office vacancies remained elevated following the pandemic, pressuring office commercial real estate valuations.

The Compensation Committee considered Management's response to the current operating environment including:
- reducing floating-rate assets to reduce exposure to interest rate risk;
- reducing deposit yields as the FOMC reduced the federal funds rate to reduce funding costs;
- maintaining superior customer service for the Company's service-oriented depositor base;
- consistently applying conservative credit risk practices in the loan and bond portfolios;
- adjusting risk-based loan pricing to higher market yields to support long-term financial results;
- maintaining a prudent liquidity position;
- management of human resources throughout the organization during a period of tight labor conditions;
- maintaining relatively low operating costs; and
- prudent management of capital enabling the Company to continue providing increasing annual dividends per share to shareholders, and positioning the Company for growth opportunities.

The Compensation Committee exercised judgment by making adjustments to actual results to take into account the impact of the operating environment. Adjusted actual results against "target" performance goals were:

	Performance "Target"	Adjusted Actual Results
Profitability Goals:		
Return on average shareholders' equity	13.84%	13.90%
Return on average assets	2.14%	2.17%
Diluted earnings per share	$5.13	$5.16
Quality Goals:		
Classified loans and other real estate owned	$30 million	$31 million
Non-performing loans and other real estate owned	$5 million	$1 million
Net loan losses to average loans	0.27%	0.29%
Service quality	Improving	Improving
Control Goals:		
Non-interest expense to revenues (efficiency ratio)	36.3%	35.6%
Non-interest expenses	$108.0 million	$104.4 million
Below satisfactory internal audits	none	none

In reviewing the operating environment, Management's response to the operating environment, and adjusted results compared to "target" performance goals, the Compensation Committee determined corporate performance to be 114% of target goals.

As described above, divisional and individual goals are used in conjunction with corporate performance goals to determine cash bonus awards.

In addition to daily management responsibilities, Mr. Payne's individual goals included:
- managing the Company to achieve 2024 corporate performance goals approved by the Board of Directors, including return on equity, return on assets, earnings per share and operating expenses;
- management oversight of merchant services function and related revenue;
- ensure an effective control environment as validated by internal and external audits;

- management oversight of divisional managers toward achievement of their assigned goals and objectives;
- support senior leadership transitions due to retirements or other changes;
- support an effective investor relations program;
- execution of an outbound calling program related to potential merger and acquisition opportunities;
- completion of branch visitations and inspections; and
- support of balance sheet management activities, including a key depositor retention program.

Based on individual performance against these goals, the Committee exercised its discretion and assigned Mr. Payne a composite corporate and individual performance level of 110%.

In addition to routine on-going divisional responsibilities, Mr. Thorson[1] managed the Finance and Treasury Divisions toward functional goals, which included:
- manage the balance sheet to meet financial performance objectives while maintaining appropriate liquidity, capital levels, and interest rate risk;
- management of the bond portfolio including credit risk, liquidity, and risks derived from possible movements in interest rates;
- manage rates paid on depository products to achieve the Company's low-cost funding objective;
- progress in personnel recruiting and employee development plans;
- control of divisional operating expenses;
- maintenance of sound operating practices and internal controls;
- achieve Community Reinvestment Act investment goals;
- manage the Trust Department toward achieving fee goals, personnel development objectives, and delivering superior customer service; and
- satisfactory regulatory examinations, external audits, and internal audits.

Based on the Finance and Treasury Divisions' results, the Committee determined divisional performance to be 125%.

In addition to daily management responsibilities, Mr. Thorson's individual goals included:
- provide training, mentoring and development to targeted personnel;
- investor relations activities; and
- capital management for the Company and subsidiary bank.

Based on individual performance against these goals, the Committee determined Mr. Thorson's individual performance to be 150%. As a result, Mr. Thorson's composite corporate, divisional and individual performance level was 124%.

In addition to routine on-going divisional responsibilities, Ms. Jonas managed the Finance & Administration Division toward functional goals, which included:
- progress in personnel recruiting and employee development plans;
- implementation of significant systems;
- control of divisional operating expenses;
- maintenance of sound operating practices and internal controls;
- achievement of customer service goals; and
- satisfactory regulatory examinations, external audits, and internal audits.

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[1] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

Based on the Finance & Administration Divisions' results, the Committee determined divisional performance to be 123%.

In addition to daily management responsibilities, Ms. Jonas' individual goals included:

- transition into division management roles and responsibilities;
- develop effective working relationships and communication practices with third party service providers; and
- provide training, mentoring and development to targeted personnel.

Based on individual performance against these goals, the Committee determined Ms. Jonas' individual performance to be 125%. As a result, Ms. Jonas' composite corporate, divisional and individual performance level was 118%.

In addition to routine on-going divisional responsibilities, Mr. Donohoe managed the Operations & Systems Division toward functional goals, which included:

- meet divisional service quality standards;
- manage divisional operating costs to budgeted levels;
- completion of projects to control and lower operating expenses;
- completion of projects to increase noninterest income; and
- satisfactory internal and external audit results.

Based on the Operations & Systems Division's results, the Committee determined divisional performance to be 121%.

In addition to daily management responsibilities, Mr. Donohoe's individual goals included:

- staff development, coaching, and mentoring; and
- negotiation of key vendor contracts.

Based on individual performance against these goals, the Committee determined Mr. Donohoe's individual performance to be 138%. As a result, Mr. Donohoe's composite corporate, divisional and individual performance level was 120%.

In addition to routine on-going divisional responsibilities, Mr. Rizzardi managed the Credit Division toward functional goals, which included:

- meet loan portfolio credit quality objectives;
- manage loan underwriting to Company standards;
- achieve satisfactory internal and external audits;
- manage service quality of operating units to established standards; and
- manage operating costs at or below budgeted levels.

Based on the Credit Division's results, the Committee determined divisional performance to be 103%.

In addition to daily management responsibilities, Mr. Rizzardi's individual goals included:

- ensure division meets compliance goals; and
- provide support to the loan review function.

Based on individual performance against these goals, the Committee determined Mr. Rizzardi's individual performance to be 100%. As a result, Mr. Rizzardi's composite corporate, divisional and individual performance level was 109%.

In addition to routine on-going divisional responsibilities, Mr. Baker managed the Banking Division toward functional goals, which included:

- achievement of loan and deposit objectives;
- achievement of noninterest income objectives;
- managing toward Community Reinvestment Act goals for loans and service hours; and
- meeting overall customer service standards.

Based on the Banking Division's results, the Committee determined divisional performance to be 100%.

In addition to daily management responsibilities, Mr. Baker's individual goals included:

- management of the sales staff performance toward achievement of goals;
- individual Community Reinvestment Act loan objectives;
- managing divisional compliance related activities; and
- ensuring effective divisional communication.

Based on individual performance against these goals, the Committee determined Baker's individual performance to be 138%. As a result, Mr. Baker's composite corporate, divisional and individual performance level was 111%.

Based on the above described performance against objectives, the Committee determined cash incentive awards as follows:

	"Target" Cash Incentive	X	Composite Corporate Divisional and Individual Performance Level	=	Cash Incentive Award
Mr. Payne	$350,000		110%		$385,000
Mr. Thorson[1]	134,400		124%		166,600
Ms. Jonas	58,000		118%		68,600
Mr. Donohoe	71,500		120%		86,100
Mr. Rizzardi	60,500		109%		65,700
Mr. Baker	67,500		111%		74,800

The size of stock grants is determined by corporate performance using stated formulas. The formulas used to determine "target" NQSO and RPS grant sizes adjust for changes in the underlying value of one share of Westamerica Bancorporation stock. For achievement of corporate performance in 2024, the following stock grants were awarded in January 2025:

	"Target" Nonqualified Stock Option Grant	X	Corporate Performance Level	=	Nonqualified Stock Option Award
Mr. Payne	–		114.0%		–
Mr. Thorson[1]	19,200		114.0%		21,900
Ms. Jonas	14,500		114.0%		16,500
Mr. Donohoe	16,800		114.0%		19,100
Mr. Rizzardi	15,700		114.0%		17,900
Mr. Baker	12,900		114.0%		14,700

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[1] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

	Target" RPS Grant	X	Corporate Performance Level	=	RPS Award
Mr. Payne	–		114.0%		–
Mr. Thorson[1]	2,170		114.0%		2,470
Ms. Jonas	1,400		114.0%		1,600
Mr. Donohoe	1,890		114.0%		2,150
Mr. Rizzardi	1,760		114.0%		2,010
Mr. Baker	1,260		114.0%		1,440

The NQSO grants have an exercise price equal to the fair market value of Westamerica Bancorporation common stock on the grant date, vest over a three-year period beginning one year from the date of grant and expire on the tenth anniversary of the grant date.

RPS awards vest three years following the grant date, only if certain corporate performance objectives are achieved over the three-year period. In January 2025, the Compensation Committee evaluated whether the three-year corporate performance objectives were met for RPS awards granted in January 2022. The performance objectives for the RPS granted in January 2022 included:

- 3 year cumulative diluted earnings per share (EPS);
- 3 year average of annual return on average total assets (ROA);
- 3 year average of annual return on average subsidiary Bank shareholders' equity relative to industry average ROE (ROE differential);
- end of period non-performing assets (NPA); and
- efficiency ratio over 3 years.

The RPS would vest if any one of the following performance results were achieved:

- 4 of 5 objectives reaching "threshold" performance level;
- 3 of 5 objectives reaching "target" performance level; or
- 2 of 5 objectives reaching "outstanding" performance level.

The goals and achieved results were:

	Threshold	Target	Outstanding	Measured Results	Result
EPS	$9.00	$9.75	$10.00	$14.38	Outstanding
ROA	1.10%	1.20%	1.30%	1.86%	Outstanding
ROE differential	0.50%	1.00%	1.50%	3.13%	Outstanding
NPA	$20 million	$15 million	$10 million	$1 million	Outstanding
Efficiency Ratio	50.00%	48.00%	46.00%	37.60%	Outstanding

With five of the goals achieving the "outstanding" performance, the Compensation Committee determined the RPS shares awarded in 2022 vested upon achievement of the three-year goals.

Nonqualified Deferred Compensation Programs. The Company maintains nonqualified deferred compensation programs to provide senior and mid-level executives the ability to defer compensation in excess of the annual limits imposed on the Company's 401(k) plan. The Company believes these tax deferral programs enhance loyalty and motivate retention of executives. These programs allow executives to defer cash pay and RPS shares upon vesting. The programs also allow Directors to defer Director fees.

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[1] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

- cash pay deferred in the program accumulates in accounts in the names of the participating Directors and executives. The Company credits the balance of these accounts with interest using an interest rate that approximates the crediting rate on corporate-owned life insurance policies, under which Directors and executives are the named insured. Deferrals and interest credits represent general obligations of the Company.
- the common stock the Company issues to executives upon the vesting of RPS grants may be deferred into the program and deposited into a "Rabbi Trust." Since these shares are outstanding shares of the Company's common stock, the Company pays dividends on these shares at the same rate paid to all shareholders. The shares held in the "Rabbi Trust" are subject to claims by the Company's creditors.

Employment Contracts. None of the executives named in the accompanying tables have employment contracts with the Company.

Compensation in the Event of a Change in Control. The banking industry has significant merger and acquisition activity. To promote retention of senior executives, unvested NQSO and RPS grants contain a "change in control" provision, which trigger full vesting upon a change in control. The Compensation Committee determined these provisions were appropriate in order to retain executives to continue managing the Company after any "change in control" was announced through its ultimate consummation. Since none of the named executive officers have entered employment contracts with the Company, they serve in an "at-will" capacity and could terminate their employment at any time. The Compensation Committee felt it would be in the best interests of shareholders to have a retention mechanism in place to provide continuity of management during a "change in control" process. Further, the Committee expects the named executive officers would be terminated by an acquiring institution rather than retained in a similar functional capacity.

The Company also maintains a Severance Payment Plan covering all employees to promote employee retention. The Severance Payment Plan provides salary continuation benefits for employees in the event of a "change in control." The amount of salary continuation benefits is based on years of service and corporate title, but in no event exceeds the equivalent of one times annual salary. Mr. Payne, Ms. Jonas, Mr. Donohoe, Mr. Rizzardi and Mr. Baker are eligible for one year's salary under the plan. Mr. Thorson retired January 24, 2025.

Internal Revenue Code. Internal Revenue Code ("IRC") Section 162(m) places a limit on the amount of compensation that may be deducted by the Company in any year with respect to certain of the Company's highest-paid executives. Prior to enactment of the Tax Cuts and Jobs Act of 2017 (the "Act"), certain "performance-based compensation" was not counted toward this limit. The Act eliminated the "performance-based compensation" exemption as of November 2, 2017. The Company intends generally to qualify compensation paid to executive officers for deductibility under the IRC but reserves the right to pay compensation that is not deductible.

Employee Benefits and Compensation Committee Report
We, the Compensation Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis with Management. Based on that review and discussion, we have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the Employee Benefits and Compensation Committee
　　　Melanie Martella Chiesa, Chair
　　　Alisa Belew
　　　Inez Wondeh
　　　Martin Camsey

Compensation Committee Interlocks and Insider Participation

For 2024, the Compensation Committee was comprised of current members Melanie Martella Chiesa, Alisa Belew and Inez Wondeh. None of these individuals is or has been an officer or employee of the Company during the last fiscal year or as of the date of this Proxy Statement, or is serving or has served as a member of the compensation committee of another entity that has an executive officer serving on the Compensation Committee. None of the executive officers of the Company has served on the Board of Directors or on the Compensation Committee of any other entity, where one of that entity's executive officers served either on the Board of Directors or on the Compensation Committee of the Company.

Summary Compensation

The following table sets forth summary compensation information for the chief executive officer, chief financial officer and each of the other four most highly compensated executive officers serving during the fiscal year ending December 31, 2024. These persons are referred to as named executive officers elsewhere in this Proxy Statement.

Summary Compensation Table For Fiscal Year 2024

Name / Position	Year	Salary	Stock Awards[1]	Option Awards[2]	Non-Stock Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	TOTAL
David L. Payne	2024	$371,000	$-	$-	$385,000	$-	$30,658	$786,658
Chairman,	2023	371,000	-	-	360,000	-	27,701	758,701
President & CEO	2022	371,000	-	-	350,000	-	29,021	750,021
John "Robert" A. Thorson	2024	149,000	127,232	193,404	166,600	-	34,176	670,412
SVP & Treasurer	2023	149,000	129,800	190,400	137,400	10,216	33,044	649,860
	2022	149,000	127,552	162,740	138,500	71,350	34,218	683,360
Russell W. Rizzardi	2024	102,574	103,376	155,916	65,700	-	10,259	437,825
SVP & Chief	2023	120,960	105,393	153,850	65,300	-	11,511	457,014
Credit Administrator	2022	120,960	103,563	131,930	64,800	-	12,172	433,425
Brian Donohoe	2024	130,008	111,328	169,548	86,100	-	39,693	536,677
SVP & Chief	2023	130,008	113,159	164,900	85,000	-	39,353	532,420
Information Officer	2022	130,008	111,169	142,990	86,300	-	39,862	510,329
Robert Baker	2024	130,021	74,053	130,356	74,800	-	24,289	433,519
SVP & Banking	2023	130,020	75,439	127,500	74,800	445	24,926	433,130
Division Manager	2022	130,020	74,308	109,020	75,400	2,780	22,790	414,318
Anela M. Jonas	2024	142,500	39,760	139,728	68,600	-	55,455	446,043
SVP & Chief	-	-	-	-	-	-	-	-
Financial Officer	-	-	-	-	-	-	-	-

[1] Stock Awards represent RPS shares as described in the Compensation Discussion & Analysis. The amounts shown represent the aggregate grant date fair market value computed in accordance with FASB ASC Topic 718. For further information, see Note 1 to the Company's audited financial statements for the year ended December 31, 2024 included in the Company's Annual Report on Form 10-K.

[2] Option awards represent Nonqualified Stock Options as described in the Compensation Discussion & Analysis. The amounts shown represent the aggregate grant date fair market value computed in accordance with FASB ASC Topic 718. For further information, see Note 1 to the Company's audited financial statements for the year ended December 31, 2024 included in the Company's Annual Report on Form 10-K.

[3] The amounts shown are non-equity incentive compensation only. No interest or other form of earnings was paid on the compensation.

[4] The amounts include interest paid on deferred cash compensation to the extent the interest exceeds 120% of the long-term Applicable Federal Rates with compounding. In 2024, interest did not exceed 120% of the long-term Applicable Federal Rates. The Company has no defined benefit pension plan. Mr. Payne has a pension agreement, which is discussed under "Pension Benefits for Fiscal Year 2024."

[5] Each of the above-named executive officers received less than $10,000 of aggregate perquisites and personal benefits, except for Mr. Donohoe who received a car allowance of $12,500. All other compensation includes Company contributions to defined contribution plans (ESOP and Deferred Profit Sharing), non-qualified deferred compensation distributions, and amounts added to taxable wages using IRS tables for the cost of providing group term life insurance coverage that is more than the cost of $50,000 of coverage. It also includes the dollar value of the benefit to Mr. Payne for the portion of the premium payable by the Company with respect to a split dollar life insurance policy (projected on an actuarial basis), and a bonus paid to Mr. Payne in the amount of his portion of the split dollar life insurance premium.

Based on the compensation disclosed in the Summary Compensation Table, approximately 31% of total compensation comes from base salaries. See Compensation Discussion and Analysis for more details.

Pay Versus Performance

The following table discloses executive compensation and financial performance measures for the five most recently completed fiscal years. Financial performance measures include the total shareholder return (TSR) for Westamerica Bancorporation common stock and for that of our designated peer group, the NASDAQ Bank Index (CBNK), and Westamerica Bancorporation's return on average equity.

Year	Summary Compensation Table (SCT) Total for PEO[1]	Compensation Actually Paid to PEO[1]	Average SCT Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 Investment Based On:		Net Income	Return on Average Equity
					Total Shareholder Return (TSR)	Peer Group (CBNK) TSR		
2024	$786,658	$786,658	$504,895	$379,287	$109.21	$128.85	$138,636,000	13.8%
2023	758,701	758,701	427,400	465,487	113.46	106.87	161,768,000	18.1%
2022	750,021	750,021	477,400	553,473	114.42	110.67	122,034,000	15.2%
2021	750,563	750,563	443,488	514,930	108.85	132.19	86,509,000	11.5%
2020	698,807	698,807	433,759	245,465	101.42	92.50	80,413,000	11.3%

[1] Mr. Payne is the named PEO whose compensation is disclosed for the years 2024, 2023, 2022, 2021 and 2020.
[2] Messrs. Thorson, Rizzardi, Donohoe, Baker, and Ms. Jonas are the non-PEO NEOs whose average compensation is disclosed for the year 2024. Messrs. Thorson, Rizzardi, Donohoe, Baker, and Leavitt (who resigned from Westamerica, March of 2023) are the non-PEO NEOs whose average compensation is disclosed for the years 2023, 2022, 2021 and 2020.

Year	Reported Average SCT Total for Non-PEO NEOs	Reported Average SCT Value of Equity Awards for Non-PEO NEOs	Equity Award Adjustments	Reported Average SCT Change in the Actuarial Present Value of Pension Benefits for Non-PEO NEOs	Pension Benefit Adjustments	Average Compensation Actually Paid to Non-PEO NEOs
2024	$504,895	($248,940)	$123,332	$-	$-	$379,287
2023	427,400	(212,088)	250,175	-	-	465,487
2022	477,400	(221,609)	297,682	-	-	553,473
2021	443,488	(192,740)	264,182	-	-	514,930
2020	433,759	(185,032)	(3,262)	-	-	245,465

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Year	Year end fair value of equity awards granted during the year	Change in fair value of outstanding and unvested equity awards	Fair value as of vesting date of equity awards granted and vested in the year	Change in fair value of equity awards granted in prior years that vested in the year	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation	Total equity award adjustments
2024	$274,744	($102,959)	$-	($48,453)	$-	$-	$123,332
2023	265,655	(4,321)	-	(11,159)	-	-	250,175
2022	265,511	27,370	-	4,801	-	-	297,682
2021	198,948	51,120	-	14,114	-	-	264,182
2020	115,881	(109,219)	-	(9,924)	-	-	(3,262)

The executive compensation actually paid differs from the compensation provided in the Summary Compensation Table due solely to changes in the value of RPSs and NQSOs between the grant date and the end of each fiscal year or vesting date. The change in the value of the NQSOs and RPSs is based on TSR excluding dividends as dividends are not paid on NQSOs or RPSs prior to vesting.

As described in the Compensation Discussion and Analysis, the financial performance measures used to determine executive compensation levels include return on average equity, return on average assets, diluted earnings per share, levels of non-performing assets, and the efficiency ratio (operating expenses as a percentage of total revenues).

Financial Performance Measures

- Return on Average Equity

- Return on Average Assets

- Diluted Earnings Per Share

- Levels of Non-Performing Assets

- Efficiency Ratio (Operating Expenses as a Percentage of Total Revenues)

Narrative Disclosure to Pay Versus Performance Table

The graphs below compare the compensation actually paid ("CAP") to each of our PEOs and the average of the compensation actually paid to our remaining NEOs other than the PEO, with

- the Company's cumulative Total Shareholder Return ("TSR") and the Peer Group's cumulative TSR across the last five completed fiscal years
- the Company's net income across the last five completed fiscal years
- the Company's Selected Measure, which is return on average equity across the last five completed fiscal years

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CAP vs. Return on Average Equity

Legend:
- Summary Compensation Table Total for PEO
- Average Compensation Actually Paid to Non-PEO NEOs
- Return on Equity

Pay Ratio Disclosure

SEC rules require annual disclosure of the ratio of the Company's median employee's annual total compensation to the total annual compensation of the principal executive officer ("PEO"). The Company's PEO is Mr. Payne.

Median Employee total annual compensation	$46,293
Mr. Payne total annual compensation	786,658
Ratio of PEO to Median Employee Compensation	16.95:1.0

In determining the median employee total annual compensation, the Company prepared a census of all employees as of December 31, 2024, except the PEO, with compensation annualized for those employees hired in 2024. For simplicity, the value of benefits provided by the Company's qualified retirement plans and welfare benefit plans were excluded from the determination of total annual compensation as all employees are offered the same benefit programs.

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Grants of Plan-Based Awards Table For Fiscal Year 2024

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[1]	All Other Stock Awards: Number of Securities Underlying Options[2]	Exercise or Base Price of Option Awards ($/Share)[2]	Grant Date Fair Value[3]
		Threshold	Target	Maximum				
David L. Payne	1/25/24	$-	$350,000	$525,000	-	-	$-	$-
	1/25/24	-	-	-	-	-	-	-
	1/25/24	-	-	-	-	-	-	-
John "Robert" A. Thorson[4]	1/25/24	-	134,400	201,600	-	-	-	-
	1/25/24	-	-	-	2,560	-	-	127,232
	1/25/24	-	-	-	-	22,700	49.70	193,404
Anela M. Jonas	1/25/24	-	58,000	87,000	-	-	-	-
	1/25/24	-	-	-	800	-	-	39,760
	1/25/24	-	-	-	-	16,400	49.70	139,728
Brian Donohoe	1/25/24	-	71,500	107,250	-	-	-	-
	1/25/24	-	-	-	2,240	-	-	111,328
	1/25/24	-	-	-	-	19,900	49.70	169,548
Russell W. Rizzardi	1/25/24	-	60,500	90,750	-	-	-	-
	1/25/24	-	-	-	2,080	-	-	103,376
	1/25/24	-	-	-	-	18,300	49.70	155,916
Robert Baker	1/25/24	-	67,500	101,250	-	-	-	-
	1/25/24	-	-	-	1,490	-	-	74,053
	1/25/24	-	-	-	-	15,300	49.70	130,356

[1] Includes RPS grants. There is no dollar amount of consideration paid by any executive officer on the grant or vesting date of an award.
The material terms of the RPS grants are as follows:
• The performance and vesting period is three years;
• Multiple three-year performance goals are established by the Compensation Committee for each grant;
• The Compensation Committee may revise the goals upon significant events;
• Accelerated vesting occurs upon a "change in control" and
• No dividends are paid or accrued prior to settlement or deferral delivery of shares which takes place approximately two months after vesting;

[2] Includes NQSO grants with an exercise price of not less than 100% of fair market value as of the date of grant.
The material terms of the NQSO's listed in the table are as follows:
• Options vest ratably over three years beginning one year from date of grant;
• Options expire 10 years following grant date;
• Exercise price is 100% of fair market value as defined in the 2019 Omnibus Plan;
• Dividends are not paid on unexercised options;
• Vesting ceases upon termination of employment, whatever the reason, except if vesting is accelerated as described below;
• Vested options may be exercised within 90 days of termination of employment and within one year upon death or disability; and
• Accelerated vesting occurs upon a "change in control"

[3] The amounts shown for NQSOs and RPS awards represent the aggregate grant date fair market value.

[4] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

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Outstanding Equity Awards Table at Fiscal Year End 2024

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[(1)]	Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)]	Option Exercise Price ($)[(1)]	Option Expiration Date[(1)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(2)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) valued at 12/31/24[(2)]
David L. Payne	-	-	$-	-	-	$-
John "Robert" A. Thorson[(3)]	7,233	-	57.178	1/26/2027	-	-
	21,100	-	62.155	1/25/2028	-	-
	21,200	-	62.673	1/24/2029	-	-
	19,900	-	66.410	1/22/2030	-	-
	17,400	-	57.080	1/28/2031	7,080	371,417
	13,733	6,867	58.510	1/27/2032	-	-
	7467	14,933	55.470	1/26/2033	-	-
	-	22,700	49.700	1/25/2034	-	-
Anela M. Jonas	800	1,600	55.470	1/26/2033	800	41,968
	-	16,400	49.700	1/25/2034	-	-
Brian Donohoe	5,900	-	57.178	1/26/2027	-	-
	5,500	-	62.155	1/25/2028	-	-
	5,400	-	62.673	1/24/2029	-	-
	12,300	-	66.410	1/22/2030	-	-
	15,100	-	57.080	1/28/2031	6,180	324,203
	12,067	6,033	58.510	1/27/2032	-	-
	6,467	12,933	55.470	1/26/2033	-	-
	-	19,900	49.700	1/25/2034	-	-
Russell W. Rizzardi	13,095	-	62.673	1/24/2029	-	-
	16,000	-	66.410	1/22/2030	-	-
	14,100	-	57.080	1/28/2031	5,750	301,645
	11,133	5,567	58.510	1/27/2032	-	-
	6,033	12,067	55.470	1/26/2033	-	-
	-	18,300	49.700	1/25/2034	-	-
Robert Baker	14,400	-	57.178	1/26/2027	-	-
	14,200	-	62.155	1/25/2028	-	-
	14,400	-	62.673	1/24/2029	-	-
	13,300	-	66.410	1/22/2030	-	-
	11,600	-	57.080	1/28/2031	4,120	216,135
	9,200	4,600	58.510	1/27/2032	-	-
	5,000	10,000	55.470	1/26/2033	-	-
	-	15,300	49.700	1/25/2034	-	-

(1) Option Awards vest ratably over three years beginning one year from date of grant. Options expiring in 2031 fully vested in January 2024. Options expiring in 2032 fully vested in January 2025. Options expiring in 2033 fully vest in January 2026. Options expiring in 2034 fully vest in January 2027.

(2) RPS shares fully vest three years from date of grant if performance goals are met. RPS grants vest as follows: Messrs. Rizzardi - 1,770 vest in January 2025, 1,900 vest in January 2026, and 2,080 vest in January 2027; Donohoe - 1,900 vest in January 2025, 2,040 vest in 2026, and 2,240 vest in January 2027; Baker – 1,270 vest in January 2025, 1,360 vest in January 2026, and 1,490 vest in January 2027, Ms. Jonas – 800 vest in January 2027. Vesting may occur on a pro-rated basis for employees separating from service due to retirement. Accordingly, Mr. Thorson’s RPS grants vest as follows: 4,594 shares vested in January 2025, and 2,486 will be forfeited in 2025.

(3) Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

Option Exercises And Stock Vested Table For Fiscal Year 2024

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise | Value Realized on Exercise($) | Number of Shares Acquired on Vesting | Value Realized on Vesting($)[1] |
Name				
David L. Payne	-	$-	-	$-
John "Robert" A. Thorson[2]	-	-	2,170	98,909
Anela M. Jonas	-	-	-	-
Brian Donohoe	-	-	1,900	86,602
Russell W. Rizzardi	-	-	1,760	80,221
Robert Baker	-	-	1,260	57,431

[1] Amounts represent value upon vesting of RPS shares.
[2] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

Pension Benefits Table For Fiscal Year 2024

Name	Plan Name	Present Value of Accumulated Benefit	Payments during Last Fiscal Year
David L. Payne	Non-Qualified Pension Agreement	$2,236,940	$511,950

During 1997, the Company entered into a nonqualified pension agreement with Mr. Payne in consideration of Mr. Payne's agreement that RPS awards granted in 1995, 1996 and 1997 would be cancelled.

In January 2001, the Compensation Committee, based on the Company's achievement of certain performance goals which had first been established for Mr. Payne's 1995, 1996 and 1997 RPS awards, determined Mr. Payne's annual pension would be $511,950. The pension commenced in 2010 and will be paid to Mr. Payne for 20 years.

The discount rate used to determine the present value is 5.20%. The obligation is an unfunded general obligation of the Company.

Nonqualified Deferred Compensation Table For Fiscal Year 2024

Name	Executive Contributions in Last Fiscal Year[1]	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawls/ Distributions[2]	Aggregate Balance at Last Fiscal Year End[3]
David L. Payne	$-	$-	$-	$-
John "Robert" A. Thorson[4]	-	145,644	-	2,904,524
Anela M. Jonas	23,000	2,753	34,310	62,319
Brian Donohoe	-	-	-	-
Russell W. Rizzardi	-	-	-	-
Robert Baker	12,000	6,981	-	145,395

[1] No RPS shares were deferred upon vesting in 2024.
[2] No dividends were paid on deferred RPS shares in 2024.
[3] Aggregate balance of deferred compensation reported as compensation prior to 2024 was $2,956,171.
[4] Mr. Thorson retired from the position of Treasurer of Westamerica Bancorporation effective January 24, 2025.

Under the Westamerica Bancorporation and Subsidiaries Deferred Compensation Plan (the "Deferred Compensation Plan"), Directors and Officers may defer up to 100% of their compensation, salary and/or non-equity incentive compensation (cash bonus) into a non-qualified, unfunded deferred compensation program. The interest rate credited during 2024 was 5.15%. The interest rate may be changed annually. Beginning in 2023 interest on deferrals made to the plan is compounded bi-weekly and interest on deferrals made to the plan prior to 2023 is compounded semi-monthly. Participants choose in advance from the following distribution commencement dates: termination of employment, January 1 following termination of employment, or a specific date at least five years from date of deferral. Payment is made in a lump sum unless the participant chooses a four year, five year or ten year annual installment.

Under the Westamerica Bancorporation Deferral Plan, 100% of vested RPS grants may be deferred. Dividends paid on such issued and outstanding shares are paid in cash to the deferral participants, and are paid at the same rate as is paid to all other shareholders. The distribution of deferred RPS shares occurs at least two years after deferral, one month following termination, or the January immediately following termination as elected by the participant at the time of deferral. If the participant is one of the named executive officers, benefit distributions that are made upon termination of employment may not start earlier than six months after the date of termination.

Potential Payments Upon Termination or Change in Control
Payments to be made to the named executive officers in the event of termination of employment or change in control are described below.

Termination. Vested NQSOs may be exercised within 90 days of termination and within one year of death or disability. RPS shares vest if the Compensation Committee determines performance goals are met. Terminated employees will receive vested RPS shares if the settlement date of the RPS grant occurs within 90 days of termination. Employees separating from service due to death, disability or retirement are eligible to receive a pro rata portion of granted RPS shares if the Compensation Committee determines that the performance goals are likely to be met for the grant period. The pro rata basis is determined by the number of full years of the vesting period completed before date of death, disability or retirement.

Deferred compensation account balances are distributed on January 1 following termination, or a specific date at least five years from the date of deferral in the form of annual payments over four years. Payment may also be made in a lump sum or in annual payments for five or 10 years as elected by the participant at the time of deferral. If the participant is one of the named executive officers, benefit distributions that are made upon termination of employment may not start earlier than six months after the date of termination.

Change in Control. Under the 2019 Plan, a change in control occurs when (i) a person or entity becomes the beneficial owner of more than 50% of voting power of the Company; (ii) there is an unapproved change in the majority membership of the Board of Directors; (iii) a merger of the Company or any of its subsidiaries is completed, other than (A) a merger that results in the Company's voting securities continuing to represent 50% or more of the combined voting power of the surviving entity and the Board of Directors immediately prior to the merger or consolidation continuing to represent at least a majority of the Board of Directors of the surviving entity or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the owner of voting securities representing more than 50% of the combined voting power of the Company; or (iv) shareholders approve of a plan of liquidation or dissolution. The definition of change in control under the 2012 Amended Plan is similar to that of the 2019 Plan.

In the event of a change in control, unvested NQSOs and RPS shares immediately vest. The value of NQSOs is computed by multiplying the difference between the market value on December 31, 2024 and the exercise price of each option by the number of options subject to accelerated vesting. The December 31, 2024 value of NQSOs subject to accelerated vesting for each of the named executive officers is as follows: Messrs. Payne: $0; Thorson: $62,652; Donohoe: $54,924; Rizzardi: $50,508; Baker: $42,228, and Ms. Jonas: $45,264. The value of RPS shares is computed by multiplying the market price at December 31, 2024 by the number of shares. The value of RPS shares subject to accelerated vesting for each of the named executive officers is as follows: Messrs. Payne: $0; Thorson: $371,417; Donohoe: $324,203; Rizzardi: $301,645; Baker: $216,135, and Ms. Jonas: $41,968.

Under the Company's Severance Payment Plan, executive officers receive six week's pay for every year or partial year of service up to one year's base salary (see Summary Compensation Table for Fiscal Year 2024 for annual base salary for all named executive officers). Messrs. Payne, Thorson, Donohoe, Rizzardi, Baker, and Ms. Jonas are eligible for one year's salary under the plan. Severance pay is paid in a lump sum or on a semi-monthly basis at the discretion of the Company. The Severance Payment Plan is subject to Section 409A of the Internal Revenue Code.

Certain Relationships and Related Party Transactions
In accordance with the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving or disapproving all related party transactions required to be disclosed by Item 404 of Regulation S-K for potential conflicts of interest. The Company is also required by NASDAQ Rule 5250(b)(3) to disclose all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company relating to compensation or other payment in connection with such person's candidacy or service as a director of the Company. The Company is not aware of any such agreements. Additionally, the Company's Code of Conduct and Ethics provides rules that restrict transactions with affiliated persons.

Certain of the Directors, executive officers and their associates have had banking transactions with subsidiaries of the Company in the ordinary course of business. With the exception of the Company's Employee Loan Program, all outstanding loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Company, did not involve more than a normal risk of collectability, and did not present other favorable features. As part of the Employee Loan Program, all employees, including executive officers, were eligible to receive mortgage loans with interest rates one percent (1%) below Westamerica Bank's prevailing interest rate at the time of loan origination. Westamerica Bank made all loans to executive officers under the Employee Loan Program in compliance with the applicable restrictions of Section 22(h) of the Federal Reserve Act. Messrs. Payne and Thorson have mortgage loans through this program. The largest aggregate amounts of principal during 2024 were $246,071 and $103,215, respectively. The principal amounts outstanding at December 31, 2024 were $226,606 and $0, respectively. The rates of interest payable on the loans is 6.875% and 5.875%, respectively.

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PROPOSAL 2 – APPROVE A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

SEC rules requires the Company to permit shareholders a non-binding advisory vote on the executive compensation paid to the executive officers listed in the Summary Compensation Table (a so-called "say on pay" vote) as well as an advisory vote with respect to whether future say on pay votes will be held every one, two or three years. The result of the most recent shareholder vote on the proposal to determine the frequency of future say on pay proposals was that shareholders should review executive compensation annually. Therefore, Proposal 2 requests that shareholders again approve the compensation paid to our named executive officers.

Last year 99.0% of the shares voting on this proposal voted to support the Company's executive compensation strategy.

We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders. Our incentive compensation plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted performance shares. The Summary Compensation Table shows very stable base salaries indicative of our greater emphasis on performance-based stock and non-stock awards. Our RPS and option awards are based on a minimum achievement of meeting the "threshold" level for each pre-established objective. Vesting of our RPS award is conditioned upon the achievement of performance criteria. Both awards have a three-year vesting period. Our annual incentive plan incorporates at least four financial and/or strategic performance metrics in order to properly balance risk with the incentives to drive our key annual financial and/or strategic initiatives; in addition, the annual incentive program incorporates a 150% maximum payout to further manage risk and the possibility of excessive payments.

Consistent with our pay-for-performance philosophy, the 2019 Plan, which was approved by shareholders, include the following features:
- disallow re-pricing stock options for poor stock performance;
- limits the number of shares that may be awarded; and

Further, the 2019 Plan include a clawback provision.

Vote Required. The "say on pay" proposal gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, which disclosure includes the compensation discussion and analysis, the compensation tables and any related footnotes and narratives in the Company's proxy statement for the 2025 Annual Meeting of Shareholders."

Because your vote is advisory, it will not be binding on the Board or create or imply any additional fiduciary duty by the Board. However, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT

PROPOSAL 3 – APPROVE THE 2025 OMNIBUS EQUITY INCENTIVE PLAN

Introduction

We are asking shareholders to approve the 2025 Omnibus Equity Incentive Plan ("2025 Plan") at the Annual Meeting. The Company previously implemented and currently maintains the 2019 Omnibus Equity Incentive Plan ("2019 Plan"). If shareholders approve the 2025 Plan, it will replace the 2019 Plan with respect to future issues of equity compensation awards. The Board of Directors adopted the 2025 Plan on February 27, 2025, subject to shareholder approval.

The 2025 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to participants to acquire shares of Company common stock. Under the 2025 Plan, 750,000 shares of the Company's common stock are initially available for grant. If the 2025 Plan is approved, the Company will issue no additional awards under the 2019 Plan, though awards outstanding under the 2019 Plan would remain outstanding and would continue to be governed by the terms of the 2019 Plan and any applicable award agreements.

Rationale for Adoption of the 2025 Plan

Grants of equity awards to employees are an important part of the Company's long-term incentive compensation program, which the Company uses to strengthen the commitment of such individuals to the Company, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated individuals whose efforts are expected to result in the Company's long-term growth and profitability.

Vote Required

You may vote "FOR" or "AGAINST" or "ABSTAIN" from voting when voting on the approval of the 2025 Plan. The 2025 Plan will be approved if it receives the affirmative vote of a majority of the total number of votes of common stock represented and voting at the Annual Meeting, provided the total number of affirmative votes also represents a majority of the required quorum. Proxies solicited by the Board will be voted "FOR" the 2025 Plan unless shareholders specify a contrary vote.

Historical Use of Shares and Shares Available under the 2025 Plan

Historic Use of Shares. When determining the maximum number of shares to allocate to the 2025 Plan, the Board and its Compensation Committee considered the gross burn rate for the past three years under the 2019 Plan along with the estimated dilutive impact of the share increase and similar statistics for a peer group of companies. Burn rate is the rate at which a company is granting equity compensation share awards, with the gross number of such shares awarded expressed as a percentage of its weighted average shares outstanding. The Company's three year average annual gross burn rate for fiscal years 2024, 2023, and 2022 was 0.91% as indicated in the table below. This burn rate percentage placed the Company well below the average burn rate of its peer group. The 750,000 share allocation to the 2025 Plan is intended to manage the Company's equity grant requirements for approximately the next five years. The Company considers a minimum five-year pool of shares to be important from a compensation planning perspective.

2025   WESTAMERICA BANCORPORATION PROXY

	2024	**2023**	**2022**	**Average**
Total Shares Granted During Fiscal Year (A)	252,330	236,920	241,090	243,447
Basic Weighted Average Common Stock Outstanding (B)	26,708,000	26,671,000	26,913,000	26,764,000
Burn Rate (A/B)	0.94%	0.89%	0.90%	0.91%

As of March 5, 2025, no future awards shall be made under the 2019 Plan, and as of such date, 355,588 shares were available for issuance under the 2019 Plan. If shareholders approve the 2025 Plan, the maximum number of shares that could be issued under the 2025 Plan would total 750,000 shares, which would represent 2.81% of the 26,715,317 shares of common stock that were outstanding on March 5, 2025. The closing price per-share of the Company's common stock on March 5, 2025 was $50.30.

The following table sets forth, as of March 5, 2025, the approximate number of each class of participants eligible to participate in the 2025 Plan and the basis of such participation.

Class and Basis of Participation	**Approximate Number of Class**
Employees	635
Directors	7
Independent Contractors	0

Shares Available; Certain Limitations. The maximum number of shares of common stock reserved and available for issuance under the 2025 Plan will be 750,000 shares of common stock; provided that shares of common stock issued under the 2025 Plan with respect to Exempt Awards will not count against the share limit. An "Exempt Award" is (i) an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by the Company or any of its subsidiaries or with which the Company or any of its subsidiaries combines, by merger or otherwise, (ii) an "employment inducement" award as described in an applicable stock exchange listing manual or rules; or (iii) an award that a participant purchases at fair market value (including awards that a participant elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the shares of common stock are delivered immediately or on a deferred basis.

No more than 750,000 shares of common stock shall be issued pursuant to the exercise of incentive stock options.

New shares reserved for issuance under the 2025 Plan may be authorized but unissued shares of common stock or shares of common stock that the Company reacquires in the open market, in private transactions or otherwise. If any shares of common stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, the shares of common stock with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2025 Plan, except that any shares of the Company's common stock surrendered or withheld as payment of either the exercise price of an award (including shares otherwise underlying a

Share Appreciation Right that are retained by the Company to account for the exercise price of such Share Appreciation Right) and/or withholding taxes in respect of an award will not again be available for grant under the 2025 Plan. However, upon the exercise of any award granted in tandem with any other awards, such related awards will be cancelled as to the number of shares as to which the award is exercised and such number of shares of common stock will no longer be available for grant under the 2025 Plan.

As exhibited by the Company's responsible use of equity over the past several years and good corporate governance practices associated with equity and executive compensation practices in general, the shares reserved under the 2025 Plan are expected to provide the Company with the platform needed for continued growth, while managing program costs and share utilization levels within acceptable industry standards.

Description of 2025 Plan

The following is a summary of the material features of the 2025 Plan. This summary is qualified in its entirety by the full text of the 2025 Plan, a copy of which is attached to this Proxy Statement as Exhibit B.

Administration

The 2025 Plan will be administered by the Board of Directors, or if the Board of Directors or a committee or subcommittee of the Board of Directors that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the "Committee"), such as the Compensation Committee (each of the Board of Directors or such committee or subcommittee, the "plan administrator"). The plan administrator may interpret the 2025 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2025 Plan.

The 2025 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Types of Awards

The 2025 Plan provides for the issuance of incentive stock options, non-statutory stock options, share appreciation rights ("SARs"), restricted shares, restricted share units ("RSUs"), and other share-based awards.

Options. Incentive stock options and non-statutory stock options may be granted under the 2025 Plan. An "incentive stock option" means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A "non-statutory stock option" is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2025 Plan is referred to for federal income tax purposes as a "non-qualified" stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the plan administrator, incentive stock options may be granted only to employees of the Company, employees of any "parent corporation" (as such term is defined in Section 424(e) of the Internal Revenue Code) and employees of the Company's subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent shareholders). The exercise price for shares of common stock subject to an option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares of common stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of common stock owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends, dividend equivalents, or distributions or other rights of a shareholder with respect to the shares of common stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant's termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

Restricted Shares and Restricted Share Units. Restricted shares and RSUs may be granted under the 2025 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted shares and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted shares and RSUs will be forfeited. Subject to the provisions of the 2025 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments.

Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder; provided that dividends will only be paid if and when the underlying restricted shares vest. RSUs will not be entitled to dividends prior to vesting, but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted shares or RSUs upon the termination of employment or service to the Company will be set forth in the award agreement.

Share Appreciation Rights. SARs may be granted either alone (a "Free-Standing Right") or in conjunction with all or part of any option granted under the 2025 Plan (a "Related Right"). A Free-Standing Right will entitle its holder to receive, at the time of exercise, an amount per share up to, but not more than, that number of shares equal in value to the excess of the fair market value as of the date of exercise over the exercise price per share specified in the Free Standing Right multiplied by the number of shares in respect of which the Free Standing Right is being exercised. A Related Right will entitle its holder to receive, to receive up to, but not more than, that number of shares equal in value to the excess of the fair market value as of the date of exercise over the exercise price specified in the related option multiplied by the number of shares in respect of which the Related Right is being exercised. The exercise price of shares purchasable under a SAR shall be determined by the plan administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a SAR be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise period of a Free-Standing Right shall be fixed by the plan administrator, but may not exceed ten years from the date of grant. The exercise period of a Related Right shall be the term of the Option to which it relates, but may not exceed ten years from the date of grant.

The holder of a SAR will have no rights to dividends or any other rights of a shareholder with respect to the shares of common stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant's termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

Other Share-Based Awards. The plan administrator may grant other share-based awards under the 2025 Plan, valued in whole or in part by reference to, or otherwise based on, shares of common stock. The plan administrator will determine the terms and conditions of these awards, including the number of shares of common stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other share-based awards upon the termination of employment or service to the Company will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of common stock, the shares of common stock constituting such bonus shall, as determined by the plan administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Minimum Vesting Requirement

Equity-based awards (or any portion thereof) shall not vest earlier than one year following the grant date thereof (excluding, for this purpose, any (i) substitute awards, and (ii) awards to non-employee directors that were granted on the date of the annual shareholder meeting which vest on or after the next annual shareholder meeting) (the "Minimum Vesting Requirement"); provided, that the Committee may grant awards that are not subject to the Minimum Vesting Requirement with respect to five percent (5%) or less of the shares of common stock available for issuance under the 2025 Plan (as may be adjusted in the event of any equitable adjustments described below), provided, further, that the Minimum Vesting Requirement does not apply to the plan administrator's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, termination of service other than for cause, death, or disability, as set forth in the terms of the award or otherwise.

Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, or other reorganization or corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of common stock, cash or other property), stock split, reverse stock split, share subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting the shares of the Company's common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2025 Plan; (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2025 Plan; (iii) the kind, number and purchase price of shares of common stock, or the amount of cash or amount or type of property, subject to outstanding restricted shares, RSUs and other share-based awards granted under the 2025 Plan; and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets); provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may, subject in all events to the requirements of Section 409A of the Internal Revenue Code, terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Internal Revenue Code.

Change in Control. The 2025 Plan provides that if a "change in control" (as defined below) occurs and a participant is employed by the Company or any of its affiliates immediately prior to the consummation of the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2025 Plan shall lapse, and the awards shall be deemed fully vested and any performance conditions imposed with respect to such awards shall be deemed to be fully achieved at target performance levels. The plan administrator shall also have discretion in connection with such action to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2025 Plan, a "change in control" means, in summary, the occurrence of any of the following events: (i) a person or entity becomes the beneficial owner of the Company's voting securities representing more than 50% of the Company's combined voting power; (ii) an unapproved change in the majority membership of the Board of Directors; (iii) a merger or consolidation of the Company or any of its subsidiaries, other than (A) a merger or consolidation that results in the Company's voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and the Board of Directors immediately prior to the merger or consolidation continuing to represent at least a majority of the Board of Directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of the Company's voting securities representing more than 50% of the combined voting power; or (iv) shareholder approval of a plan of the Company's complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of all or substantially all of its assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by the Company's shareholders in substantially the same proportions as their ownership of the Company immediately prior to such sale; or (B) a sale or disposition to an entity controlled by the Board of Directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which the Company's shareholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of the Company's assets.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant's applicable jurisdiction with respect to any award granted under the 2025 Plan, as determined by the Company. The Company has the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have the Company withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy its withholding obligation with respect to any award.

Amendment and Termination of the 2025 Plan

The 2025 Plan permits the Board of Directors to amend, alter or terminate the 2025 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant's consent. Shareholder approval of any such action will be obtained if required to comply with applicable law. The 2025 Plan will terminate on the tenth anniversary of the date it is first approved by shareholders (although awards granted before that time will remain outstanding in accordance with their terms).

Clawback

If the Company is required to prepare an accounting restatement of its financial statements due to its material noncompliance (whether one occurrence or a series of occurrences of noncompliance) with any financial reporting requirement under the securities laws (including if the Company is required to prepare an accounting restatement to correct an error or a series of errors), (a "Covered Accounting Restatement"), and if such Covered Accounting Restatement includes (i) restatements that correct errors that are material to previously issued financial statements (commonly referred to as "Big R" restatements), and (ii) restatements that correct errors that are not material to previously issued financial statements, but would result in a material misstatement if (a) the errors were left uncorrected in the current report, or (b) the error correction was recognized in the current period (commonly referred to as "little r" restatements), then the Committee may require any executive officer described in Section 10D-1(d) of the Exchange Act (a "specified executive officer") to repay or forfeit to the Company that part of the cash or equity incentive compensation received by that specified executive officer during the preceding three completed fiscal years that the Committee determines was in excess of the amount that such specified executive officer would have received had such cash or equity incentive compensation been calculated based on the restated amounts reported in the restated financial statement. The Committee may consider any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each specified executive officer (which shall be made irrespective of any fault, misconduct or responsibility of each specified executive officer). To the extent that the impact of the Covered Accounting Restatement on the amount of incentive compensation received cannot be calculated directly from the information therein (e.g., if such restatement's impact on the price of the Company's common stock is not clear), such excess amount of incentive compensation shall be determined based the Committee's reasonable estimate of the effect of the Covered Accounting Restatement on the applicable financial measure (including the stock price or total shareholder return) based upon which the incentive compensation was received. The amount and form of the incentive compensation to be recouped shall be determined by the plan administrator in its sole and absolute discretion, and calculated on a pre-tax basis.

Governing Law

The 2025 Plan is governed by the laws of the State of California (which is the state of the Company's incorporation and headquarters), without giving effect to principles of conflicts of law of such state.

Indemnification

To the extent allowable pursuant to applicable law, each member of the Board of Directors, the plan administrator and any officer or other employee to whom authority to administer any component of the 2025 Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the 2025 Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company's Articles of

Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

New Plan Benefits

Future grants under the 2025 Plan will be made at the discretion of the plan administrator and, accordingly, are not yet determinable. In addition, benefits under the 2025 Plan will depend on a number of factors, including the fair market value of the Company's common stock on future dates and the exercise decisions made by participants. Consequently, at this time, it is not possible to determine the future benefits that might be received by participants receiving discretionary grants under the 2025 Plan.

US Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards under the 2025 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options. A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares of common stock purchased over the exercise price. The Company generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares of common stock acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options. In general, no taxable income is realized by a participant upon the grant of an incentive stock option. If shares of common stock are purchased by a participant, or option shares, pursuant to the exercise of an incentive stock option granted under the 2025 Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an incentive stock option exceeds the purchase price generally will constitute an item which increases the participant's "alternative minimum taxable income." If option shares acquired upon the exercise of an incentive stock option are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an incentive stock option if it is exercised more than three months following termination of employment. If an incentive stock option is exercised at a time when it no longer qualifies as an incentive stock option, such option will be treated as a nonqualified stock option as discussed above. In general, the Company will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

Share Appreciation Rights. A participant who is granted an SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of common stock received. The Company generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant's tax basis in any shares of common stock received upon exercise of an SAR will be the fair market value of the shares of common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Shares. A participant generally will not be taxed upon the grant of restricted shares, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of common stock at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Internal Revenue Code). The Company generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant's tax basis in the shares of common stock will equal their fair market value at the time the restrictions lapse, and the participant's holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares of common stock before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, unless the individual has made an election under Section 83(b) of the Internal Revenue Code. Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such stock is subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares of common stock equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. The Company generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Share Units. In general, the grant of RSUs will not result in income for the participant or in a tax deduction for the Company. Upon the settlement of such an award in cash or shares of common stock, the participant will recognize ordinary income equal to the aggregate value of the payment received, and the Company generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards. With respect to other share-based awards, generally when the participant receives payment in respect of the award, the amount of cash and/or the fair market value of any shares of common stock or other property received will be ordinary income to the participant, and the Company generally will be entitled to a tax deduction at the same time and in the same amount.

Internal Revenue Code Section 409A. Section 409A of the Internal Revenue Code governs the federal income taxation of certain types of nonqualified deferred compensation arrangements. A violation of Section 409A of the Internal Revenue Code generally results in an acceleration of the recognition of income of amounts intended to be deferred and the imposition of an additional federal tax of 20% on the employee over and above the income tax owed, plus possible penalties and interest. The types of arrangements covered by Section 409A of the Internal Revenue Code are broad and may apply to certain awards available under the 2025 Plan (such as restricted stock units). The intent is for the 2025 Plan, including any awards available thereunder, to comply with the requirements of Section 409A of the Internal Revenue Code to the extent applicable. As required by Section 409A of the Internal Revenue Code, certain nonqualified deferred compensation payments to specified employees may be delayed to the seventh month after the employee's separation from service.

Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that the Company may deduct in any one fiscal year with respect to certain of its service providers, as provided for Section 162(m). Therefore, the Company may not be able to fully deduct certain compensation derived from 2025 Plan awards by such service providers from its taxable income.

Company Income Tax Effects. Except as described above, the Company will generally be entitled to an income tax deduction in connection with an award under the 2025 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income.

Accounting Treatment

As required by Financial Accounting Standards Board Accounting Standards Codification, "Share-Based Payment," upon the grant of options, SARs, restricted shares, RSUs and other stock-based awards pursuant to the 2025 Plan, for financial reporting purposes the Company will incur compensation expense that will be recognized over the vesting period of the options, SARs, restricted shares, RSUs or other stock-based award. The Company is not able at this time to predict whether such compensation expense will be material, on an on-going basis, as that will depend on, among other things, the number of shares for which options, SARs, restricted shares, RSUs or other stock-based awards are granted and the prices of the Company's common stock in the future.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2025 OMNIBUS EQUITY INCENTIVE PLAN

PROPOSAL 4 – RATIFY SELECTION OF INDEPENDENT AUDITOR

Ratify Selection of Independent Auditor. At the Annual Meeting, shareholders will be asked to ratify the Audit Committee's selection of Crowe LLP to serve as the Company's independent auditors for the fiscal year ending December 31, 2025. If the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. If the proposal to ratify the selection of Crowe LLP as the Company's independent auditors is rejected by the shareholders, then the Audit Committee will reconsider its choice of independent auditors. A representative of Crowe LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed to the Company by Crowe LLP with respect to services performed for fiscal 2024 and 2023 are as follows:

	2024	**2023**
Audit fees[1]	$630,375	$613,898
Audit related fees[2]	59,850	56,826
Tax fees[3]	57,022	52,395
All other fees	-	-
Total	$747,247	$723,119

[1] Audit fees consisted of fees billed by Crowe LLP for professional services rendered for the audit of the Company's consolidated financial statements, reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q, and the audit of the

Company's internal controls over financial reporting. The audit fees also relate to services such as consents and audits of mortgage banking subsidiaries.

[2] Audit-related fees consisted of fees billed by Crowe LLP for audits of certain employee benefits plans.

[3] Tax fees consisted of fees billed by Crowe LLP for the compilation and review of the Company's tax returns.

Preapproval Policies and Procedures. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of any public accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Any accounting firm appointed by the Company reports directly to the Audit Committee.

The Audit Committee must preapprove all auditing services and permitted non-audit services by its independent auditors and the fees to be paid by the Company for these services, except for those fees qualifying for the "de minimis exception" which provides that the preapproval requirement for certain non-audit services may be waived if certain express standards and requirements are satisfied prior to completion of the audit under certain conditions. This exception requires that the aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenue paid to the audit firm by the Company during the fiscal year in which the services are provided. This exception also requires that at the time of the engagement, the Company did not recognize such services to be non-audit services, and such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee. During fiscal year 2024, there were no non-audit services that were provided using this exception.

The Audit Committee may delegate to one or more members of the Audit Committee the authority to grant preapprovals of non-audit services and fees. In such event, the decisions of the member or members of the Committee regarding preapprovals are presented to the full Audit Committee at its next meeting. The Audit Committee preapproved 100% of all services performed for the Company by Crowe LLP during fiscal year 2024.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF CROWE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDIT COMMITTEE REPORT

The material in this report is not soliciting material and is not deemed filed with the SEC. It is not incorporated by reference in any of the Company's filings under the Securities Act of 1933 or the Exchange Act, whether made in the past or in the future even if any of those filings contain any general incorporation language.

The Audit Committee is composed of four Directors who are neither officers nor employees of the Company, and who meet the NASDAQ independence requirements for Audit Committee members. The Audit Committee selects, appoints and retains the Company's independent auditors and is responsible for their compensation and oversight.

In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors. The auditors express an opinion on the conformity of the Company's annual financial statements to United States generally accepted accounting principles and on internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year 2024 and discussed them with Management and with Crowe LLP, the Corporation's independent registered public accountants.

Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Management also represented that it performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, and that internal control over financial reporting was effective. The independent auditor discussed with the Audit Committee matters required to be discussed by Auditing Standard of the Public Accounting Oversight Board (PCAOB), including certain matters related to the conduct of an audit and to obtain certain information from the Audit Committee relevant to the audit.

The auditors also provided to the Audit Committee the written disclosures and the letter from the independent auditors required by PCAOB standards. The Audit Committee discussed with auditors the firm's independence.

Based on the Audit Committee's discussion with Management and the independent auditors, the Audit Committee's review of the representations of Management and the Report of the Independent Auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Submitted by the Audit Committee
     Michele Hassid, Chair
     E. Joseph Bowler
     Inez Wondeh
     Martin Camsey

SHAREHOLDER PROPOSAL GUIDELINES

To be considered for inclusion in the Company's Proxy Statement and form of proxy for next year's Annual Meeting, shareholder proposals must be delivered to the Corporate Secretary, Westamerica Bancorporation A-2M, P.O. Box 1200, Suisun City, CA 94585, no later than 5:00 p.m. on November 14, 2025. However, if the date of next year's Annual Meeting is changed by more than 30 days from the date of this year's meeting, the notice must be received by the Corporate Secretary a reasonable time before we begin to produce and distribute our Proxy Statement. All such proposals must meet the requirements of Rule 14a-8 under the Exchange Act.

In order for business, other than a shareholder proposal submitted for the Company's Proxy Statement under SEC Rule 14a-8 or the nomination of a director, to be properly brought before next year's Annual Meeting by a shareholder, the shareholder must give timely written notice to the Corporate Secretary. To be timely, written notice must be received by the Corporate Secretary at least 120 days before the anniversary of the day our Proxy Statement was mailed to shareholders in connection with the previous year's Annual Meeting, which will be November 14, 2025, for the 2026 Annual Meeting. If the date of the Annual Meeting is changed by more than 30 days, the deadline is a reasonable time before we begin to produce and distribute our Proxy Statement. A shareholder's notice must set forth a brief description of the proposed business, the name and residence address of the shareholder, the number of shares of the Company's common stock that the shareholder owns and any material interest the shareholder has in the proposed business.

The requirements and process for shareholder nominations of director candidates are described under the heading "Nominating Directors" on page 13.

The Company reserves the right to reject, to rule out of order, or to take other appropriate action with respect to any proposal that does not comply with these and other applicable legal requirements.

SHAREHOLDER COMMUNICATION TO BOARD OF DIRECTORS

Shareholders and other interested parties who wish to communicate with the Board may do so by writing to: Kris Irvine, VP/Corporate Secretary, Westamerica Bancorporation A-2M, P.O. Box 1200, Suisun City, CA 94585. The Directors have established procedures for the handling of communications from shareholders and other interested parties and have directed the Corporate Secretary to act as their agent in processing any communications received. All communications that relate to matters that are within the responsibility of one of the Board Committees are to be forwarded to the Chair of the appropriate Committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, are to be sent to Management. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any Director who wishes to review them.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the Annual Meeting other than those specifically referred to in this Proxy Statement. If any other matters should properly come before the meeting or any postponement or adjournment of the meeting, the persons named in the enclosed proxy intend to vote thereon in accordance with their best business judgment. If a nominee for Director becomes unavailable to serve as a Director, the Proxies will vote for any substitute nominated by the Board of Directors.

The Company will pay the cost of proxy solicitation. The Company has retained the services of Georgeson to assist in the proxy distribution at a cost not to exceed $2,000 plus reasonable out-of-pocket expenses. The Company will reimburse banks, brokers and others holding stock in their names or names of nominees or otherwise, for reasonable out-of-pocket expenses incurred in sending proxies and proxy materials to the holders of such stock.

BY ORDER OF THE BOARD OF DIRECTORS

Kris Irvine
VP/Corporate Secretary

March 14, 2025
Fairfield, California

EXHIBIT A
Westamerica Bancorporation
Nominating Committee Charter – Reaffirmed January 22, 2025

<u>Purpose</u>

This charter ("Charter") governs the operations of the Nominating Committee ("Committee") of the Board of Directors ("Board") of Westamerica Bancorporation ("Company"). The Committee is responsible for exercising oversight with respect to the governance of the Board, including reviewing the qualifications of and recommending to the Board, proposed nominees for election to the Board, reviewing and reporting to the Board on matters of corporate governance and leading the Board in their annual evaluation.

<u>Committee Membership</u>

The Committee shall consist of no fewer than three members. All members of the Committee shall meet the independence requirements of and satisfy any other requirements imposed on members of the Committee pursuant to the federal securities laws and the rules and regulations of the Securities and Exchange Commission, California state law and the Nasdaq Stock Market ("Nasdaq").

The other qualifications of individuals to serve on the Committee shall be determined by the Board. All members shall be appointed annually by the Board. The Committee may form and delegate authority to subcommittees when appropriate. The Committee shall be subject to the provisions of the Company's bylaws relating to committees of the Board, including those provisions relating to removing committee members and filling vacancies.

<u>Meetings</u>

The Committee will meet at least once per year or on a more frequent basis as necessary to carry out its responsibilities. The Committee shall make regular reports to the Board summarizing the action taken at Committee meetings.

<u>Committee Responsibilities and Authority</u>

The Committee shall be responsible for screening and recommending qualified candidates to the Board for membership. The Committee shall annually recommend a slate of director nominees to be submitted for election at each annual meeting of shareholders. The Committee will evaluate and consider all candidates submitted by shareholders in accordance with the Company's bylaws. The Committee will consider persons recommended by shareholders in the same manner as Committee-recommended nominees. The Committee will carefully consider each existing Board member's qualifications and contributions to evaluate his or her performance as a director prior to recommending an individual for re-nomination each year. In the case of a vacancy in the office of a director, including a vacancy created by an increase in the size of the Board, the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by shareholders. If not designated by the Board, the Committee may designate a member as its Chair.

For the purpose of identifying nominees for the Board, the Committee will rely on personal contacts, the expertise of management and the corporate staff, and other members of the Board as deemed appropriate, and may engage a professional search firm if the Committee deems it appropriate to do so. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee and ordinary administrative expenses that the Committee deems to be necessary or appropriate in carrying out its duties. The Committee or a member or members of the Committee designated by the Committee will interview all candidates.

The Committee shall be responsible for assessing the appropriate balance of skills required of Board members. The Committee may also seek to recommend candidates with specific attributes that may assist the Board to comply with industry-specific requirements, California state law and other rules and regulations.

The Committee may recommend to the Board directors believed qualified to serve on each standing committee of the Board. The Board shall approve all appointments to the standing committees of the Board.

The Committee will perform other functions as may be assigned by the Board or required by federal securities laws, and rules and regulations of the SEC, the State of California or Nasdaq.

The Committee will periodically review and make recommendations regarding the appropriate size of the Board. The Committee will periodically review and make recommendations regarding the director retirement age policy. The Committee will also periodically make recommendations to the Board with respect to the compensation of Board members.

The Committee shall annually administer and report results of the Board evaluation.

The Committee shall periodically review and report to the Board on matters of corporate governance.

The Committee will review and re-assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

EXHIBIT B


WESTAMERICA BANCORPORATION
2025 OMNIBUS EQUITY INCENTIVE PLAN


Section 1.   **Purpose of Plan.**

The name of the Plan is the Westamerica Bancorporation 2025 Omnibus Equity Incentive Plan. The purposes of the Plan are to (i) provide an additional incentive to selected employees, directors, and independent contractors of the Company or its Affiliates whose contributions are essential to the growth and success of the Company, (ii) strengthen the commitment of such individuals to the Company and its Affiliates, (iii) motivate those individuals to faithfully and diligently perform their responsibilities and (iv) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company. To accomplish these purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Other Share-Based Awards or any combination of the foregoing.

Section 2.   **Definitions.**

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Administrator" means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b)   "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified as of any date of determination.

(c)   "Applicable Laws" means the applicable requirements under U.S. federal and state corporate laws, U.S. federal and state securities laws, including the Code, any stock exchange or quotation system on which shares of the Common Stock are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan, as are in effect from time to time.

(d)   "Award" means any Option, Share Appreciation Right, Restricted Shares, Restricted Share Unit or Other Share-Based Award granted under the Plan.

(e)   "Award Agreement" means any written notice, agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(f)   "Beneficial Owner" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Securities Exchange Act.

(g)   "Board" means the Board of Directors of the Company.

(h)   "Bylaws" mean the bylaws of the Company, as may be amended and/or restated from time to time.

(i)   "Cause" has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define "Cause," then "Cause" means (i) the conviction, guilty plea or plea of "no contest" by the Participant to any felony or a crime involving moral turpitude or the Participant's commission of any other act or omission involving dishonesty or fraud, (ii) the substantial and repeated failure of the Participant to perform duties of the office held by the Participant, (iii) the Participant's gross negligence, willful misconduct or breach of fiduciary duty with respect to the Company or any of its Subsidiaries or Affiliates, (iv) any breach by the Participant of any restrictive covenants to which the Participant is subject, and/or (v) the Participant's engagement in any conduct which is or can reasonably be expected to be materially detrimental or injurious to the business or reputation of the Company or its Affiliates. Any voluntary termination of employment or service by the Participant in anticipation of an involuntary termination of the Participant's employment or service, as applicable, for Cause shall be deemed to be a termination for Cause.

(j) "Change in Capitalization" means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares of Common Stock or other property), stock split, reverse stock split, share subdivision or consolidation, (iii) combination or exchange of shares or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the shares of Common Stock such that an adjustment pursuant to Section 5 hereof is appropriate.

(k) "Change in Control" means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below; or

(2) the date on which individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; or

(3) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of shares of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. For purposes of this definition of Change in Control, the term "Person" shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company.

Notwithstanding anything herein to the contrary, a transaction shall not constitute a Change in Control if its sole purpose is to change the states of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(l)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(m)   "Committee" means any committee or subcommittee the Board (including, but not limited to the Employee Benefits and Compensation Committee of the Company) may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act and any other qualifications required by the applicable stock exchange on which the shares of Common Stock are traded.

(n)   "Common Stock" means the common shares of the Company, without a par value.

(o)   "Company" means Westamerica Bancorporation, a California corporation (or any successor company, except as the term "Company" is used in the definition of "Change in Control" above).

(p)   "Covered Executive" means any Executive Officer that (1) has received Incentive Compensation (A) during the Look-Back Period (as defined in Section 27) and (B) after beginning service as an Executive Officer; and (2) served as an Executive Officer at any time during the performance period for the applicable Incentive Compensation.

(q)   "Disability" has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define "Disability," then "Disability" means that a Participant, as determined by the Administrator in its sole discretion, (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(r)   "Effective Date" has the meaning set forth in Section 17 hereof.

(s)   "Eligible Recipient" means an employee, director or independent contractor of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Share Appreciation Right means an employee, non-employee director or independent contractor of the Company or any Affiliate of the Company with respect to whom the Company is an "eligible issuer of service recipient stock" within the meaning of Section 409A of the Code.

(t) "Executive Officer" means any "executive officer" as defined in Section 10D-1(d) of the Securities Exchange Act whom the Board (or the Committee, as applicable) has determined is subject to the reporting requirements of Section 10D of the Securities Exchange Act, and includes any person who is the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (with any executive officers of the Company's parent(s) or subsidiaries being deemed Executive Officers of the Company if they perform such policy making functions for the Company). All Executive Officers of the Company identified by the Board (or the Committee, as applicable) pursuant to 17 CFR 229.401(b) shall be deemed an "Executive Officer."

(u) "Exempt Award" shall mean the following:

(1) An Award granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by the Company or any of its Subsidiaries or with which the Company or any of its Subsidiaries combines by merger or otherwise. The terms and conditions of any such Awards may vary from the terms and conditions set forth in the Plan to the extent the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(2) An "employment inducement" award as described in the applicable stock exchange listing manual or rules may be granted under the Plan from time to time. The terms and conditions of any "employment inducement" award may vary from the terms and conditions set forth in the Plan to such extent as the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(3) An Award that an Eligible Recipient purchases at Fair Market Value (including Awards that an Eligible Recipient elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the shares of Common Stock are delivered immediately or on a deferred basis.

(v) "Exercise Price" means, (i) with respect to any Option, the per share price at which a holder of such Option may purchase shares of Common Stock issuable upon exercise of such Award, and (ii) with respect to a Share Appreciation Right, the base price per share of such Share Appreciation Right.

(w) "Fair Market Value" of a share of Common Stock or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, that, (i) if the share of Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of a share of Common Stock on such exchange, or (ii) if the share of Common Stock or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing bid and asked prices for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

(x) "Free Standing Rights" has the meaning set forth in Section 8.

(y) "Good Reason" has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define "Good Reason," "Good Reason" and any provision of this Plan that refers to "Good Reason" shall not be applicable to such Participant.

(z) "Incentive Compensation" shall be deemed to be any compensation (including any Award or any other short-term or long-term cash or equity incentive award or any other payment) that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure (i.e., any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures, including stock price and total shareholder return). For the avoidance of doubt, financial reporting measures include "non-GAAP financial measures" for purposes of Securities Exchange Act Regulation G and 17 CFR 229.10, as well as other measures, metrics and ratios that are not non-GAAP measures, like same store sales. Financial reporting measures may or may not be included in a filing with the Securities and Exchange Commission, and may be presented outside the Company's financial statements, such as in Management's Discussion and Analysis of Financial Conditions and Results of Operations or the performance graph.

(aa) "ISO" means an Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(bb) "Minimum Vesting Requirement" has the meaning set forth in Section 3(g).

(cc) "Nonqualified Stock Option" shall mean an Option that is not designated as an ISO.

(dd) "Option" means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof. The term "Option" as used in the Plan includes the terms "Nonqualified Stock Option" and "ISO."

(ee) "Other Share-Based Award" means a right or other interest granted pursuant to Section 10 hereof that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, a share of Common Stock, including, but not limited to, unrestricted shares of Common Stock, dividend equivalents or performance units, each of which may be subject to the attainment of performance goals or a period of continued provision of service or employment or other terms or conditions as permitted under the Plan.

(ff) "Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 below, to receive grants of Awards, and, upon a Participant's death, the Participant's successors, heirs, executors and administrators, as the case may be.

(gg) "Person" shall have the meaning given in Section 3(a)(9) of the Securities Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(hh) "Plan" means this 2025 Omnibus Equity Incentive Plan.

(ii) "Prior Plans" means the 2019 Omnibus Equity Incentive Plan (as amended from time to time) as in effect immediately prior to the Effective Date.

(jj) "Related Rights" has the meaning set forth in Section 8.

(kk) "Restricted Period" has the meaning set forth in Section 9.

(ll) "Restricted Share" means a share of Common Stock granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period (or periods) of time and/or upon attainment of specified performance objectives.

(mm) "Restricted Share Unit" means the right granted pursuant to Section 9 hereof to receive a share of Common Stock at the end of a specified restricted period (or periods) of time and/or upon attainment of specified performance objectives.

(nn) "Rule 16b-3" has the meaning set forth in Section 3.

(oo) "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(pp) "Share Appreciation Right" means a right granted pursuant to Section 8 hereof to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(qq)   "Shares" means Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation, or other reorganization) security.

(rr)   "Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(ss)   "Term" has the meaning set forth in Section 3.

(tt)   "Transfer" has the meaning set forth in Section 15.

Section 3.   **Administration.**

(a)   The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Securities Exchange Act ("Rule 16b-3").

(b)   Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1)   to select those Eligible Recipients who shall be Participants;

(2)   to determine whether and to what extent Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Other Share-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3)   to determine the number of Shares to be covered by each Award granted hereunder;

(4)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Shares or Restricted Share Units and the conditions under which restrictions applicable to such Restricted Shares or Restricted Share Units shall lapse, (ii) the performance goals and periods applicable to Awards, (iii) the Exercise Price of each Option and each Share Appreciation Right or the purchase price of any other Award, (iv) the vesting schedule and terms applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable) any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the payment schedules of such Awards and/or, to the extent specifically permitted under the Plan, accelerating the vesting schedules of such Awards);

(5)   to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6)   to determine the Fair Market Value in accordance with the terms of the Plan;

(7)   to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant's service or employment for purposes of Awards granted under the Plan;

(8)   to adopt, alter and repeal such administrative rules, regulations, guidelines and practices governing the Plan as it shall from time to time deem advisable; and

(9)   to construe and interpret the terms and provisions of, and supply or correct omissions in, the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c)   Subject to Section 5, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise, base or purchase price or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the Company's shareholders.

(d)   All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants.

(e)   The expenses of administering the Plan shall be borne by the Company and its Affiliates.

(f)   If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws of the Company, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

(g)   Notwithstanding any other provision of this Plan, equity-based Awards (or any portion thereof) shall not vest earlier than one year following the grant date thereof (excluding, for this purpose, any (i) substitute awards, and (ii) Awards to non-employee directors that were granted on the date of the annual shareholder meeting which vest on or after the next annual shareholder meeting) (the "Minimum Vesting Requirement"); provided, that the Committee may grant Awards that are not subject to the Minimum Vesting Requirement with respect to five percent (5%) or less of the shares of Common Stock available for issuance under the Plan (as may be adjusted pursuant to Section 5), provided, further, that the restriction in this Section 3(g) does not apply to the Administrator's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, termination of service other than for Cause, death, or Disability, as set forth in the terms of the Award or otherwise.

Section 4.   **Shares Reserved for Issuance Under the Plan.**

(a)   Subject to Section 5 hereof, the number of shares of Common Stock that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to 750,000 shares, provided, that, shares of Common Stock issued under the Plan with respect to an Exempt Award shall not count against such share limit. In light of the adoption of this Plan, no further awards shall be made under the Prior Plan on or after the Effective Date, provided that all Prior Plan Awards which are outstanding as of the Effective Date shall continue to be governed by the terms, conditions and procedures set forth in the Prior Plan and any applicable award agreement.

(b)   Shares issued under the Plan may, in whole or in part, be authorized but unissued shares of Common Stock or shares of Common Stock that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If an Award entitles the Participant to receive or purchase shares of Common Stock, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of shares of Common Stock available for granting Awards under the Plan. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for granting Awards under the Plan. Notwithstanding the foregoing, Shares surrendered or withheld as payment of either the Exercise Price of an Award (including Shares otherwise underlying a Share Appreciation Right that are retained by the Company to account for the Exercise Price of such Share Appreciation Right) and/or withholding taxes in respect of an Award shall no longer be available for grant under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for grant under the Plan.

(c) No more than 750,000 shares of Common Stock shall be issued pursuant to the exercise of ISOs.

Section 5. **Equitable Adjustments.**

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the Plan pursuant to Section 4, (ii) the kind, number of securities subject to, and the Exercise Price subject to outstanding Options and Share Appreciation Rights granted under the Plan, (iii) the kind, number and purchase price of Shares or other securities or the amount of cash or amount or type of other property subject to outstanding Restricted Shares, Restricted Share Units or Other Share-Based Awards granted under the Plan; and/or (iv) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any; provided, however, that if the Exercise Price or purchase price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant. Further, without limiting the generality of the foregoing, with respect to Awards subject to foreign laws, adjustments made hereunder shall be made in compliance with applicable requirements. Except to the extent determined by the Administrator, any adjustments to ISOs under this Section 5 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code. The Administrator's determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. **Eligibility.**

The Participants in the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7. **Options.**

(a) General. Options granted under the Plan shall be designated as Nonqualified Stock Options or ISOs. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, and whether the Option is intended to be an ISO or a Nonqualified Stock Option (and in the event the Award Agreement has no such designation, the Option shall be a Nonqualified Stock Option). The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement.

(b) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(c) Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, subject to Section 3(g) of the Plan, the administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d)   Exercisability. Each Option shall be subject to vesting or becoming exercisable at such time or times and subject to such terms and conditions, including the attainment of performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

(e)   Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by Applicable Laws or (iv) any combination of the foregoing.

(f)   ISOs. The terms and conditions of ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, ISOs may be granted only to an employee of the Company, its "parent corporation" (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company.

(1)   *ISO Grants to 10% Shareholders*. Notwithstanding anything to the contrary in the Plan, if an ISO is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company, its "parent corporation" (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company, the term of the ISO shall not exceed five (5) years from the time of grant of such ISO and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(2)   *$100,000 Per Year Limitation For ISOs*. To the extent the aggregate Fair Market Value (determined on the date of grant) of the shares of Common Stock for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(3)   *Disqualifying Dispositions*. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date the Participant makes a "disqualifying disposition" of any Share acquired pursuant to the exercise of such ISO. A "disqualifying disposition" is any disposition (including any sale) of such Shares before the later of (i) two years after the date of grant of the ISO and (ii) one year after the date the Participant acquired the Shares by exercising the ISO. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(g)   Rights as Shareholder. A Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, and has paid in full for such Shares and has satisfied the requirements of Section 15 hereof.

(h) <u>Termination of Employment or Service</u>. Treatment of an Option upon termination of employment of a Participant shall be provided for by the Administrator in the Award Agreement.

(i) <u>Other Change in Employment or Service Status</u>. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 8. **Share Appreciation Rights.**

(a) <u>General</u>. Share Appreciation Rights may be granted either alone ("<u>Free Standing Rights</u>") or in conjunction with all or part of any Option granted under the Plan ("<u>Related Rights</u>"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made. Each Participant who is granted a Share Appreciation Right shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded, the Exercise Price per Share, and all other conditions of Share Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) <u>Awards; Rights as Shareholder</u>. A Participant shall have no rights to dividends or any other rights of a shareholder with respect to the Shares, if any, subject to a Share Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 15 hereof.

(c) <u>Exercise Price</u>. The Exercise Price of Shares purchasable under a Share Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Share Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(d) <u>Exercisability</u>.

(1) Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8 of the Plan.

(e) <u>Payment Upon Exercise</u>.

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3)   Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Shares and cash).

(f)   <u>Termination of Employment or Service</u>. Treatment of an Share Appreciation Right upon termination of employment of a Participant shall be provided for by the Administrator in the Award Agreement.

(g)   <u>Term</u>.

(1)   The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h)   <u>Other Change in Employment or Service Status</u>. Share Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment or service status of a Participant, in the discretion of the Administrator.

Section 9.   **Restricted Shares and Restricted Share Units.**

(a)   <u>General</u>. Restricted Shares or Restricted Share Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Shares or Restricted Share Units shall be made. Each Participant who is granted Restricted Shares or Restricted Share Units shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares or Restricted Share Units; the period of time restrictions, performance goals or other conditions that apply to Transferability, delivery or vesting of such Awards (the "<u>Restricted Period</u>"); and all other conditions applicable to the Restricted Shares and Restricted Share Units. If the restrictions, performance goals or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares or Restricted Share Units, in accordance with the terms of the grant. The provisions of the Restricted Shares or Restricted Share Units need not be the same with respect to each Participant.

(b)   <u>Awards and Certificates</u>. Except as otherwise provided below in Section 9(c), (i) each Participant who is granted an Award of Restricted Shares may, in the Company's sole discretion, be issued a share certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to any such Award. The Company may require that the share certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Shares, the Participant shall have delivered a share transfer form, endorsed in blank, relating to the Shares covered by such Award. Certificates for shares of unrestricted Common Stock may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in such Restricted Shares Award. With respect to Restricted Share Units to be settled in Shares, at the expiration of the Restricted Period, share certificates in respect of the Shares underlying such Restricted Share Units may, in the Company's sole discretion, be delivered to the Participant, or his legal representative, in a number equal to the number of Shares underlying the Restricted Share Units Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares or Restricted Share Units to be settled in Shares (at the expiration of the Restricted Period, and whether before or after any vesting conditions have been satisfied) may, in the Company's sole discretion, be issued in uncertificated form. Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Shares Units, at the expiration of the Restricted Period, Shares, or cash, as applicable, shall promptly be issued (either in certificated or uncertificated form) to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made within such period as is required to avoid the imposition of a tax under Section 409A of the Code.

(c)   Restrictions and Conditions. The Restricted Shares or Restricted Share Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1)   Subject to Section 3(g), the Administrator may, in its sole discretion, provide for the lapse of restrictions in installments. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 11 hereof.

(2)   Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to Restricted Shares during the Restricted Period; provided, however, that dividends declared during the Restricted Period with respect to an Award, shall only become payable if (and to the extent) the underlying Restricted Shares vest. Except as provided in the applicable Award Agreement, the Participant shall generally not have the rights of a shareholder with respect to Shares subject to Restricted Share Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of Shares covered by Restricted Share Units shall, unless otherwise set forth in an Award Agreement, be paid to the Participant at the time (and to the extent) Shares in respect of the related Restricted Share Units are delivered to the Participant. Certificates for Shares of unrestricted Common Stock may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares or Restricted Share Units, except as the Administrator, in its sole discretion, shall otherwise determine.

(3)   The rights of Participants granted Restricted Shares or Restricted Share Units upon termination of employment with the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d)   Form of Settlement. The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Share Unit represent the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

Section 10.   **Other Share-Based Awards.**

Other Share-Based Awards may be issued under the Plan. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Share-Based Awards shall be granted. Each Participant who is granted an Other Share-Based Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be granted pursuant to such Other Share-Based Awards, or the manner in which such Other Share-Based Awards shall be settled (e.g., in Shares, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Share-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Share-Based Awards. In the event that the Administrator grants a bonus in the form of Shares, the Shares constituting such bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such bonus is payable. Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent Award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying Award.

Section 11.   **Change in Control.**

In the event that (a) a Change in Control occurs, and (b) the Participant is employed by the Company or any of its Affiliates immediately prior to the consummation of such Change in Control then upon the consummation of such Change in Control:

(a)   any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and

(b)   the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at target performance levels.

The Administrator shall have discretion in connection with such Change in Control to provide that all Options and/or Share Appreciation Rights outstanding immediately prior to such Change in Control shall expire upon the consummation of such Change in Control if not exercised upon, or prior to, such Change in Control.

Section 12.   **Amendment and Termination.**

The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. The Board shall obtain approval of the Company's shareholders for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other Applicable Law. Subject to Section 3(c), the Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 of the Plan and the immediately preceding sentence, no such amendment shall materially impair the rights of any Participant without his or her consent.

Section 13.   **Unfunded Status of Plan.**

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 14.   **Withholding Taxes.**

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of an amount up to the maximum statutory tax rates in the Participant's applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Shares or other property, as applicable, or (ii) delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Such already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to any Award.

Section 15.   **Transfer of Awards.**

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "Transfer") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void *ab initio* and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option or a Share Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal Disability, by the Participant's guardian or legal representative.

Section 16.   **Continued Employment or Service.**

Neither the adoption of the Plan nor the grant of an Award shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 17.   **Effective Date.**

The Plan was approved by the Board on February 27, 2025 and shall be adopted and become effective on the date that it is approved by the Company's shareholders (the "Effective Date").

Section 18.   **Electronic Signature.**

Participant's electronic signature of an Award Agreement shall have the same validity and effect as a signature affixed by hand.

Section 19.   **Term of Plan.**

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

Section 20.   **Securities Matters and Regulations.**

(a)   Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Shares with respect to any Award granted under the Plan shall be subject to all Applicable Laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b)   Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Shares is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no such Award shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c)   In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Exchange Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Exchange Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 21.   **Section 409A of the Code.**

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such Awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Section 22.   **Notification of Election Under Section 83(b) of the Code.**

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 23.   **No Fractional Shares.**

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 24.   **Beneficiary.**

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's beneficiary.

Section 25.   **Paperless Administration.**

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 26.   **Severability.**

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 27.   **Clawback.**

(a)   If the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance (whether one occurrence or a series of occurrences of noncompliance) with any financial reporting requirement under the securities laws (including if the Company is required to prepare an accounting restatement to correct an error (or a series of errors)) (a "Covered Accounting Restatement"), and if such Covered Accounting Restatement includes (i) restatements that correct errors that are material to previously issued financial statements (commonly referred to as "Big R" restatements), and (ii) restatements that correct errors that are not material to previously issued financial statements, but would result in a material misstatement if (a) the errors were left uncorrected in the current report, or (b) the error correction was recognized in the current period (commonly referred to as "little r" restatements), then the Committee may require any Covered Executive to repay (in which event, such Covered Executive shall, within thirty (30) days of the notice by the Company, repay to the Company) or forfeit (in which case, such Covered Executive shall immediately forfeit to the Company) to the Company, and each Covered Executive hereby agrees to so repay or forfeit, that portion of the Incentive Compensation received by such Covered Executive during the period comprised of the Company's three (3) completed fiscal years (together with any intermittent stub fiscal year period(s) of less than nine (9) months resulting from Company's transition to different fiscal year measurement dates) immediately preceding the date the Company is deemed (as described below) to be required to prepare a Covered Accounting Restatement (such period, the "Look-Back Period"), that the Committee determines was in excess of the amount of Incentive Compensation that such Covered Executive would have received during such Look-Back Period, had such Incentive Compensation been calculated based on the restated amounts, and irrespective of any fault, misconduct or responsibility of such Covered Executive for the Covered Accounting Restatement. It is specifically understood that, to the extent that the impact of the Covered Accounting Restatement on the amount of Incentive Compensation received cannot be calculated directly from the information therein (e.g., if such restatement's impact on the Company's stock price is not clear), such excess amount of Incentive Compensation shall be determined based on a reasonable estimate by the Committee of the effect of the Covered Accounting Restatement on the applicable financial measure (including the stock price or total shareholder return) based upon which the Incentive Compensation was received. The amount of the Incentive Compensation to be recouped shall be determined by the Committee in its sole and absolute discretion and calculated on a pre-tax basis, and the form of such recoupment of Incentive Compensation may be made, in the Committee's sole and absolute discretion, through the forfeiture or cancellation of vested or unvested Awards, cash repayment or both. Incentive Compensation shall be deemed received, either wholly or in part, in the fiscal year during which the financial reporting measure specified in such Incentive Compensation Award is attained (or with respect to, or based on, the achievement of any financial reporting measure which such Incentive Compensation was granted, earned or vested, as applicable), even if the payment, vesting or grant of such Incentive Compensation occurs after the end of such fiscal year. For purposes of this Section 27, the Company is deemed to be required to prepare a Covered Accounting Restatement on the earlier of: (A) the date upon which the Board or an applicable committee thereof, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Covered Accounting Restatement.

(b)   Notwithstanding any other provisions in this Plan, any Award or any other compensation received by a Participant which is subject to recovery under any Applicable Laws, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such Applicable Law, government regulation or stock exchange listing requirement), will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement on or following the Effective Date).

Section 28.   **Governing Law.**

The Plan shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to principles of conflicts of law of such state.

Section 29.   **Indemnification**

        To the extent allowable pursuant to Applicable Law, each member of the Board and the Administrator and any officer or other employee to whom authority to administer any component of the Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 30.   **Titles and Headings, References to Sections of the Code or Securities Exchange Act.**

        The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Securities Exchange Act shall include any amendment or successor thereto.

Section 31.   **Successors.**

        The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 32.   **Relationship to other Benefits.**

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to_____.

Commission File Number: 001-09383

WESTAMERICA BANCORPORATION
(Exact name of the registrant as specified in its charter)

CALIFORNIA	**94-2156203**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

1108 FIFTH AVENUE, SAN RAFAEL, CALIFORNIA 94901
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (707) 863-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	WABC	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) YES ☑ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant ☐ to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2024 as reported on the NASDAQ Global Select Market, was $1,234,533,446.84.

Number of shares outstanding of each of the registrant's classes of common stock, as of the close of business on February 19, 2025: 26,708,425 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement relating to registrant's 2025 Annual Meeting of Shareholders, are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III to the extent described therein.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements about Westamerica Bancorporation for which it claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, future credit quality and performance, the appropriateness of the allowance for credit losses, loan growth or reduction, mitigation of risk in the Company's loan and investment securities portfolios, income or loss, earnings or loss per share, the payment or nonpayment of dividends, stock repurchases, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or board of directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "estimates", "intends", "targeted", "projected", "forecast", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

These forward-looking statements are based on the current knowledge and belief of the management ("Management") of Westamerica Bancorporation (the "Company") and include information concerning the Company's possible or assumed future financial condition and results of operations. A number of factors, some of which are beyond the Company's ability to predict or control, could cause future results to differ materially from those contemplated.

These factors include but are not limited to (1) the length and severity of any difficulties in the global, national and California economies and the effects of government efforts to address those difficulties; (2) liquidity levels in capital markets; (3) fluctuations in asset prices including, but not limited to stocks, bonds, real estate, and commodities; (4) the effect of acquisitions and integration of acquired businesses; (5) economic uncertainty created by riots, terrorist threats and attacks on the United States, the actions taken in response, and the uncertain effect of these events on the local, regional and national economies; (6) changes in the interest rate environment and monetary policy; (7) changes in the regulatory environment; (8) competitive pressure in the banking industry; (9) operational risks including a failure or breach in data processing or security systems or those of third party vendors and other service providers, including as a result of cyber attacks or fraud; (10) volatility of interest rate sensitive loans, deposits and investments, particularly the impact of rising interest rates on the Company's securities portfolio; (11) asset/liability management risks; (12) liquidity risks including the impact of recent adverse developments in the banking industry; (13) the effect of climate change, natural disasters, including earthquakes, hurricanes, fire, flood, drought, and other disasters, on the uninsured value of the Company's assets and of loan collateral, the financial condition of debtors and issuers of investment securities, the economic conditions affecting the Company's market place, and commodities and asset values; (14) changes in the securities markets; (15) the duration and severity of pandemics and governmental and customer responses; (16) inflation and (17) the outcome of contingencies, such as legal proceedings. However, the reader should not consider the above-mentioned factors to be a complete set of all potential risks or uncertainties.

Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update any forward-looking statements in this report to reflect circumstances or events that occur after the date forward looking statements are made, except as may be required by law. The reader is directed to Part II – Item 1A "Risk Factors" of this report and other risk factors discussed elsewhere in this report, for further discussion of factors which could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made in this report.

PART I

ITEM 1. BUSINESS

Westamerica Bancorporation (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). Its legal headquarters are located at 1108 Fifth Avenue, San Rafael, California 94901. Its principal administrative offices are located at 4550 Mangels Boulevard, Fairfield, California 94534, its telephone number is (707) 863-6000 and its website address is www.westamerica.com. The Company provides a full range of banking services to individual and commercial customers in Northern and Central California through its subsidiary bank, Westamerica Bank (the "Bank"). The Bank is a California-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. The principal communities served are located in Northern and Central California, from Mendocino, Lake and Nevada Counties in the north to Kern County in the south. The Company's strategic focus is on the banking needs of small businesses. In addition, the Bank owns 100% of the capital stock of Community Banker Services Corporation ("CBSC"), a company engaged in providing the Company and its subsidiaries with data processing services and other support functions.

The Company was incorporated under the laws of the State of California in 1972 as "Independent Bankshares Corporation" pursuant to a plan of reorganization among three previously unaffiliated Northern California banks. The Company operated as a multi-bank holding company until mid-1983, at which time the then six subsidiary banks were merged into a single bank named Westamerica Bank and the name of the holding company was changed to Westamerica Bancorporation.

The Company acquired five banks within its immediate market area during the early to mid 1990's. In April 1997, the Company acquired ValliCorp Holdings, Inc., parent company of ValliWide Bank, the largest independent bank holding company headquartered in Central California. Under the terms of all of the merger agreements, the Company issued shares of its common stock in exchange for all of the outstanding shares of the acquired institutions. The subsidiary banks acquired were merged with and into the Bank. During the period 2000 through 2005, the Company acquired three additional banks. In 2009 and 2010, the Bank acquired the banking operations of two failed banks, the former County Bank and Sonoma Valley Bank, from the Federal Deposit Insurance Corporation ("FDIC").

At December 31, 2024, the Company had consolidated assets of approximately $6.1 billion, deposits of approximately $5.0 billion and shareholders' equity of approximately $890 million.

The Company assesses and is careful to address potential health, safety, and environmental risks. The Company cares for the environment and works to mitigate pollution and the potential risks related to climate change by implementing practices such as recycling and reusing materials, and controlling energy usage.

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as well as beneficial ownership reports on Forms 3, 4 and 5 are available through the SEC's website (https://www.sec.gov). Such documents as well as the Company's director, officer and employee Code of Conduct and Ethics are also available free of charge from the Company by request to:

> Westamerica Bancorporation
> Corporate Secretary A-2M
> Post Office Box 1200
> Suisun City, California 94585-1200

Human Capital Resources

The Company and its subsidiaries employed 642 employees (616 full-time equivalent staff) as of December 31, 2024. The employees are not represented by a collective bargaining unit, and the Company believes its relationship with its employees is good.

The Company's ability to attract and retain employees is a key to its success. Employees receive a comprehensive benefits package that includes paid time off, sick time, company contributions of up to 6% to qualified retirement plans, discretionary profit-sharing retirement plan contributions, and other health and wellness benefits including participation in Company paid or subsidized medical, dental, vision, term-life, accidental death and dismemberment (AD&D), long-term disability, and employee assistance programs. Certain employees participate in one of the Company's performance-based incentive programs, which may include additional bonus and incentive compensation, company contributions to supplemental retirement plans, and equity-based awards. Certain benefits are subject to eligibility, vesting, and performance requirements. Employee performance is measured at least quarterly and formal performance evaluations are conducted at least annually.

The Company's code of ethics prohibits discrimination or harassment. The Company requires all employees to agree to the code of ethics and participate in harassment prevention training annually.

Supervision and Regulation

The following is not intended to be an exhaustive description of the statutes and regulations applicable to the Company's or the Bank's business. The description of statutory and regulatory provisions is qualified in its entirety by reference to the particular statutory or regulatory provisions. Moreover, major new legislation and other regulatory changes affecting the Company, the Bank, and the financial services industry in general have occurred in the last several years and can be expected to occur in the future. The nature, timing and impact of new and amended laws and regulations cannot be accurately predicted.

Regulation and Supervision of Bank Holding Companies

The Company is a bank holding company that is subject to the BHCA. The Company files reports with and is subject to examination and supervision by the Board of Governors of the Federal Reserve System ("FRB"). The FRB also has the authority to examine the Company's subsidiaries. The Company is a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, the Company and the Bank are subject to examination by, and may be required to file reports with, the Commissioner of the California Department of Financial Protection and Innovation (the "Commissioner").

The FRB has significant supervisory and regulatory authority over the Company and its affiliates. Among other things, the FRB requires the Company to maintain certain levels of capital. See "Capital Standards." The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations or conditions imposed in writing by the FRB. Under the BHCA, the Company is required to obtain the prior approval of the FRB before it acquires, merges or consolidates with any bank or bank holding company. Any company seeking to acquire control of or to merge or consolidate with the Company also would be required to obtain the prior approval of the FRB.

The Company is generally prohibited under the BHCA from acquiring ownership or control of more than 5% of any class of voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than banking, managing banks, or providing services to affiliates of the holding company. However, a bank holding company, with the approval of the FRB, may engage, or acquire the voting shares of companies engaged, in activities that the FRB has determined to be closely related to banking or managing or controlling banks. A bank holding company must demonstrate that the benefits to the public of the proposed activity will outweigh the possible adverse effects associated with such activity.

The FRB generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements which might adversely affect a bank holding company's financial position. Under the FRB policy, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. See the section entitled "Restrictions on Dividends and Other Distributions" for additional restrictions on the ability of the Company and the Bank to pay dividends.

Transactions between the Company and the Bank are restricted under the FRB's Regulation W and Sections 23A and 23B of the Federal Reserve Act. In general, subject to certain specified exemptions, a bank or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates: (a) to an amount equal to 10% of the bank's capital and surplus, in the case of covered transactions with any one affiliate; and (b) to an amount equal to 20% of the bank's capital and surplus, in the case of covered transactions with all affiliates. The Company is considered to be an affiliate of the Bank. A "covered transaction" includes, among other things, a loan or extension of credit to an affiliate; a purchase of securities issued by an affiliate; a purchase of assets from an affiliate, with some exceptions; and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

Federal regulations governing bank holding companies and change in bank control (Regulation Y) provide for a streamlined and expedited review process for bank acquisition proposals submitted by well-run bank holding companies. These provisions of Regulation Y are subject to numerous qualifications, limitations and restrictions. In order for a bank holding company to qualify as "well-run," both it and the insured depository institutions which it controls must meet the "well capitalized" and "well managed" criteria set forth in Regulation Y.

The Gramm-Leach-Bliley Act (the "GLBA"), or the Financial Services Act of 1999, repealed provisions of the Glass-Steagall Act, which had prohibited commercial banks and securities firms from affiliating with each other and engaging in each other's businesses. Thus, many of the barriers prohibiting affiliations between commercial banks and securities firms have been eliminated.

The BHCA was also amended by the GLBA to allow new "financial holding companies" ("FHCs") to offer banking, insurance, securities and other financial products to consumers. Specifically, the GLBA amended section 4 of the BHCA in order to provide for a framework for the engagement in new financial activities. A bank holding company ("BHC") may elect to become an FHC if all its subsidiary depository institutions are well capitalized and well managed. If these requirements are met, a BHC may file a certification to that effect with the FRB and declare that it elects to become an FHC. After the certification and declaration is filed, the FHC may engage either de novo or through an acquisition in any activity that has been determined by the FRB to be financial in nature or incidental to such financial activity. BHCs may engage in financial activities without prior notice to the FRB if those activities qualify under the list of permissible activities in section 4(k) of the BHCA. However, notice must be given to the FRB within 30 days after an FHC has commenced one or more of the financial activities. The Company has not elected to become an FHC.

Regulation and Supervision of Banks

The Bank is a California state-chartered Federal Reserve member bank and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the California Department of Financial Protection and Innovation and the FRB. The regulations of these agencies affect most aspects of the Bank's business and prescribe permissible types of loans and investments, the amount of required reserves, requirements for branch offices, the permissible scope of its activities and various other requirements.

In addition to federal banking law, the Bank is also subject to applicable provisions of California law. Under California law, the Bank is subject to various restrictions on, and requirements regarding, its operations and administration including the maintenance of branch offices and automated teller machines, capital requirements, deposits and borrowings, and investment and lending activities.

In addition, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") imposes limitations on the activities and equity investments of state chartered, federally insured banks. FDICIA also prohibits a state bank from making an investment or engaging in any activity as a principal that is not permissible for a national bank, unless the Bank is adequately capitalized and the FDIC approves the investment or activity after determining that such investment or activity does not pose a significant risk to the deposit insurance fund.

On July 21, 2010, financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape, including provisions that, among other things:

- Centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing, examining and (as to banks with $10 billion or more in assets) enforcing compliance with federal consumer financial laws.
- Required large, publicly traded bank holding companies to create a risk committee responsible for the oversight of enterprise risk management.
- Made permanent the $250 thousand limit for federal deposit insurance.
- Amended the Electronic Fund Transfer Act ("EFTA") to, among other things, give the FRB the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. While the Company's assets were less than $10 billion as of December 31, 2024, interchange fees charged by larger institutions may dictate the level of fees smaller institutions will be able to charge to remain competitive.

Provisions in the legislation that affect the payment of interest on demand deposits and interchange fees may increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Capital Standards

The federal banking agencies have adopted pursuant the Dodd-Frank Act, which are risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions resulting in assets being recognized on the balance sheet as assets, and the extension of credit facilities such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 1250% for assets with relatively higher credit risk, such as certain securitizations. A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items.

The federal banking agencies take into consideration concentrations of credit risk and risks from nontraditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation is made as a part of the institution's regular safety and soundness examination. The federal banking agencies also consider interest rate risk (related to the interest rate sensitivity of an institution's assets and liabilities, and its off balance sheet financial instruments) in the evaluation of a bank's capital adequacy.

On July 2, 2013, the Federal Reserve Board approved a final rule that implements changes to the regulatory capital framework for all banking organizations over a transitional period 2015 through 2018. As of December 31, 2024, the Company's and the Bank's respective regulatory capital ratios exceeded applicable regulatory minimum capital requirements. See Note 9 to the consolidated financial statements included in this Report for capital ratios of the Company and the Bank, compared to minimum capital requirements and for the Bank the standards for well capitalized depository institutions.

In November 2019, the federal banking regulators published final rules implementing community bank leverage ratio, which is a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. The Company does not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

See the sections entitled "Capital Resources and Capital to Risk-Adjusted Assets" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Prompt Corrective Action and Other Enforcement Mechanisms

FDICIA requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios.

An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.

Safety and Soundness Standards

FDICIA has implemented certain specific restrictions on transactions and required federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts. The federal banking agencies may require an institution to submit an acceptable compliance plan as well as have the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution's noncompliance with one or more standards.

Federal banking agencies require banks to maintain adequate valuation allowances for potential credit losses. The Company has an internal staff that continually reviews loan quality and reports to the Board of Directors. This analysis includes a detailed review of the classification and categorization of problem loans, assessment of the overall quality and collectability of the loan portfolio, consideration of loan loss experience, trends in problem loans, concentration of credit risk, and current economic conditions, particularly in the Bank's market areas. Based on this analysis, Management, with the review and approval of the Board, determines the adequate level of allowance required. The allowance is allocated to different segments of the loan portfolio, but the entire allowance is available for the loan portfolio in its entirety.

Restrictions on Dividends and Other Distributions

The Company's ability to pay dividends to its shareholders is subject to the restrictions set forth in the California General Corporation Law ("CGCL"). The CGCL provides that a corporation may make a distribution to its shareholders if (i) the corporation's retained earnings equal or exceed the amount of the proposed distribution plus unpaid accrued dividends (if any) on securities with a dividend preference, or (ii) immediately after the dividend, the corporation's total assets equal or exceed total liabilities plus unpaid accrued dividends (if any) on securities with a dividend preference.

The Company's ability to pay dividends depends in part on the Bank's ability to pay cash dividends to the Company. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

In addition to the restrictions imposed under federal law, banks chartered under California law generally may only pay cash dividends to the extent such payments do not exceed the lesser of retained earnings of the bank or the bank's net income for its last three fiscal years (less any distributions to shareholders during this period). In the event a bank desires to pay cash dividends in excess of such amount, the bank may pay a cash dividend with the prior approval of the Commissioner in an amount not exceeding the greatest of the bank's retained earnings, the bank's net income for its last fiscal year or the bank's net income for its current fiscal year.

The federal banking agencies also have the authority to prohibit a depository institution or its holding company from engaging in business practices which are considered to be unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute. The Federal Reserve Board has issued guidance indicating its expectations that a bank holding company will inform and consult with Federal Reserve supervisory staff sufficiently in advance of (i) declaring and paying a dividend that could raise safety and soundness concerns (e.g., declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid); (ii) redeeming or repurchasing regulatory capital instruments when the bank holding company is experiencing financial weaknesses; or (iii) redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of the quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

Premiums for Deposit Insurance and FDIC Regulation

Substantially all of the deposits of the Bank are insured up to applicable limits by the FDIC's Deposit Insurance Fund ("DIF") and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level, asset quality and supervisory rating.

In July 2010, Congress in the Dodd-Frank Act increased the minimum for the DIF reserve ratio, the ratio of the amount in the fund to insured deposits, from 1.15% to 1.35% and required that the ratio reach that level by September 30, 2020. Further, the Dodd-Frank Act made banks with $10 billion or more in assets responsible for the increase from 1.15% to 1.35%, among other provisions.

Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. The Federal Deposit Insurance Act (the "FDI Act") requires that the FDIC's Board of Directors adopt a restoration plan when the DIF reserve ratio falls below 1.35% or is expected to within 6 months. Under the FDI Act, the restoration plan must restore the reserve ratio to at least 1.35% within 8 years of establishing the Plan, absent extraordinary circumstances. The FDIC established the following Restoration Plan (the "Plan") on September 15, 2020.

- The FDIC will monitor deposit balance trends, potential losses, and other factors that affect the reserve ratio;

- The FDIC will maintain the current schedule of assessment rates for all insured depository institutions; and

- At least semiannually, the FDIC will update its analysis and projections for the DIF and, if necessary, recommend any modifications to the Plan, such as increasing assessment rates.

The Plan was amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028. On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. A significant increase in DIF insurance premiums would have an adverse effect on the operating expenses and results of operations of the Bank. The Company cannot provide any assurance as to the effect of any future changes in its deposit insurance premium rates.

While the FDIC is not the Bank's primary federal regulator, as the insurer of the Bank's deposits, the FDIC is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order poses a serious risk to the DIF. The FDIC also has authority to initiate enforcement actions against any FDIC-insured institution after giving its primary federal regulator the opportunity to take such action, and may seek to terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. Finally, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Economic Growth, Regulatory Relief and Consumer Protection Act

On May 24, 2018, President Trump signed into law the first major financial services reform bill since the enactment of the Dodd-Frank Act. The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Relief Act") modifies or eliminates certain requirements on community and regional banks and nonbank financial institutions. For instance, under the Relief Act and related rule making:

- banks that have less than $10 billion in total consolidated assets and total trading assets and trading liabilities of less than five percent of total consolidated assets are exempt from Section 619 of the Dodd-Frank Act, known as the "Volcker Rule", which prohibits "proprietary trading" and the ownership or sponsorship of private equity or hedge funds that are referred to as "covered funds"; and

- a new "community bank leverage ratio" was adopted, which is applicable to certain banks and bank holding companies with total assets of less than $10 billion (as described above under "Capital Standards").

Community Reinvestment Act and Fair Lending Laws

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities including merger applications. In 2024, the federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a "large bank." The agencies will evaluate bank classified as large banks, such as the Bank, under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027.

Financial Privacy Legislation and Customer Information Security

The GLBA, in addition to the previously described changes in permissible nonbanking activities permitted to banks, BHCs and FHCs, also required the federal banking agencies, among other federal regulatory agencies, to adopt regulations governing the privacy of consumer financial information. The Bank is subject to the FRB's regulations in this area. The federal bank regulatory agencies have established standards for safeguarding nonpublic personal information about customers that implement provisions of the GLBA (the "Guidelines"). Among other things, the Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Anti-Money Laundering Laws

The Bank Secrecy Act, as amended by the USA PATRIOT Act, gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers and mandatory transaction reporting obligations. The Bank Secrecy Act and related regulations require financial institutions to report currency transactions that exceed certain thresholds and transactions determined to be suspicious, establish due diligence requirements for accounts and take certain steps to verify customer identification when accounts are opened. The Bank Secrecy Act also requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees to comply with and to test the effectiveness of the program. Any failure to meet the requirements of the Bank Secrecy Act can result in the imposition of substantial penalties and in adverse regulatory action against the offending bank.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act, was enacted in January 2021. The AMLA is a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for Bank Secrecy Act compliance; expands enforcement and investigative authority, including increasing available sanctions for certain Bank Secrecy Act violations and instituting Bank Secrecy Act whistleblower incentives and protections.

Programs To Mitigate Identity Theft

In November 2007, federal banking agencies together with the National Credit Union Administration and Federal Trade Commission adopted regulations under the Fair and Accurate Credit Transactions Act of 2003 to require financial institutions and other creditors to develop and implement a written identity theft prevention program to detect, prevent and mitigate identity theft in connection with certain new and existing accounts. Covered accounts generally include consumer accounts and other accounts that present a reasonably foreseeable risk of identity theft. Each institution's program must include policies and procedures designed to: (i) identify indicators, or "red flags," of possible risk of identity theft; (ii) detect the occurrence of red flags; (iii) respond appropriately to red flags that are detected; and (iv) ensure that the program is updated periodically as appropriate to address changing circumstances. The regulations include guidelines that each institution must consider and, to the extent appropriate, include in its program.

Pending Legislation

Changes to state laws and regulations (including changes in interpretation or enforcement) can affect the operating environment of BHCs and their subsidiaries in substantial and unpredictable ways. From time to time, various legislative and regulatory proposals are introduced. These proposals, if codified, may change banking statutes and regulations and the Company's operating environment in substantial and unpredictable ways. If codified, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon its financial condition or results of operations. It is likely, however, that the current level of enforcement and compliance-related activities of federal and state authorities will continue and potentially increase.

Competition

The Bank's principal competitors for deposits and loans are major banks and smaller community banks, savings and loan associations and credit unions. To a lesser extent, competitors include thrift and loans, mortgage brokerage companies and insurance companies. Other institutions, such as brokerage houses, mutual fund companies, credit card companies, and certain retail establishments offer investment vehicles that also compete with banks for deposit business. Federal legislation in recent years has encouraged competition between different types of financial institutions and fostered new entrants into the financial services market.

Legislative changes, as well as technological and economic factors, can be expected to have an ongoing impact on competitive conditions within the financial services industry. While the future impact of regulatory and legislative changes cannot be predicted with certainty, the business of banking will remain highly competitive.

ITEM 1A. RISK FACTORS

Readers and prospective investors in the Company's securities should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this Report.

The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that Management is not aware of or focused on or that Management currently deems immaterial may also impair the Company's business operations. This Report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the company's securities could decline significantly, and investors could lose all or part of their investment in the Company's common stock.

Market and Interest Rate Risk

Changes in interest rates could reduce income and cash flow.

The Company's income and cash flow depend to a great extent on the difference between the interest earned on loans and investment securities and the interest paid on deposits and other borrowings, and the Company's success in competing for loans and deposits. The Company cannot control or prevent changes in the level of interest rates which fluctuate in response to general economic conditions, the policies of various governmental and regulatory agencies, in particular, the Federal Open Market Committee of the Federal Reserve Board (the" FOMC"), and pricing practices of the Company's competitors. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and other borrowings, and the rates received on loans and investment securities and paid on deposits and other liabilities. The discussion in this Report under "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset, Liability and Market Risk Management" and "- Liquidity and Funding" and "Item 7A, Quantitative and Qualitative Disclosures About Market Risk" is incorporated by reference in this paragraph.

The Company could realize losses if it were required to sell securities in its held-to-maturity securities portfolio to meet liquidity needs.

As a result of increases in interest rates over the last year, the market value of previously issued government and other debt securities has declined significantly, resulting in unrealized losses in the held-to-maturity portion of the Company's securities portfolios. While the Company does not currently expect or intend to sell these securities, if the Company were required to sell such securities to meet liquidity needs, it may incur losses, which could impair the Company's capital financial condition and results of operations. Further, while the Company has taken actions to maximize its funding sources, there is no guarantee that such funding sources will be available or sufficient in the event of sudden liquidity needs.

Changes in capital market conditions could reduce asset valuations.

Capital market conditions, including interest rates, liquidity, investor confidence, bond issuer credit worthiness, perceived counter-party risk, the supply of and demand for financial instruments, the financial strength of market participants, and other factors can materially impact the value of the Company's assets. An impairment in the value of the Company's assets could result in asset write-downs, reducing the Company's asset values, earnings, and equity.

The value of securities in the Company's investment securities portfolio may be negatively affected by disruptions in securities markets.

The market for some of the investment securities held in the Company's portfolio can be extremely volatile. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value will not result in other than temporary impairments of these assets, which would lead to loss recognition that could have a material adverse effect on the Company's net income and capital levels.

Negative developments affecting the banking industry, such as bank failures, may have a material adverse effect on the Company.

The banking industry could experience significant volatility with multiple bank failures. Industrywide concerns could develop related to liquidity, deposit outflows and unrealized losses on investment debt securities. While the Company cannot predict with certainty whether or how these developments may affect the banking industry, the Company faces the risks of increased FDIC deposit insurance premium expenses; increased regulation or supervisory scrutiny; and decreased confidence in banks among depositors and investors, any of which could, adversely affect the trading price of the Company's common stock, its ability to manage its liquidity or its ability to effectively fund its operations. Any one or a combination of such risk factors, or other factors, could materially adversely affect the Company's business, financial condition, results of operations and prospects.

The weakness of other financial institutions could adversely affect the Company.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be increased when the collateral the Company holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the secured obligation. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations or earnings.

Shares of Company common stock eligible for future sale or grant of stock options and other equity awards could have a dilutive effect on the market for Company common stock and could adversely affect the market price.

The Articles of Incorporation of the Company authorize the issuance of 150 million shares of common stock (and two additional classes of 1 million shares each, denominated "Class B Common Stock" and "Preferred Stock", respectively) of which approximately 26.7 million shares of common stock were outstanding at December 31, 2024. Pursuant to its stock option plans, at December 31, 2024, the Company had outstanding options for 1,048 thousand shares of common stock, of which 656 thousand were currently exercisable. As of December 31, 2024, 589 thousand shares of Company common stock remained available for grants under the Company's equity incentive plans. Sales of substantial amounts of Company common stock in the public market could adversely affect the market price of its common stock.

The Company could repurchase shares of its common stock at price levels considered excessive.

The Company may repurchase and retire its common stock in accordance with Board of Directors-approved share repurchase programs from time to time. The Company has been active in repurchasing and retiring shares of its common stock when alternative uses of excess capital, such as acquisitions, have been limited. The Company could repurchase shares of its common stock at price levels considered excessive, thereby spending more cash on such repurchases as deemed reasonable and effectively retiring fewer shares than would be retired if repurchases were effected at lower prices.

Risks Related to the Nature and Geographical Location of the Company's Business

The Company invests in loans that contain inherent credit risks that may cause the Company to incur losses.

The risk that borrowers may not pay interest or repay their loans as agreed is an inherent risk of the banking business. The Company strives to mitigate this risk by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. Nonetheless, the Company may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves. The Company can provide no assurance that the credit quality of the loan portfolio will not deteriorate in the future and that such deterioration will not adversely affect the Company or its results of operations.

The Company's operations are concentrated geographically in California, and poor economic conditions may cause the Company to incur losses.

Substantially all of the Company's business is located in California. A portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2024, real estate served as the principal source of collateral with respect to approximately 65% of the Company's loan portfolio. The Company's financial condition and operating results will be subject to changes in economic conditions in California. Much of the California real estate market could experience a decline in values of varying degrees. This decline could have an adverse impact on the business of some of the Company's borrowers and on the value of the collateral for many of the Company's loans. Generally, the counties surrounding and near San Francisco Bay could recover more soundly from the recession than counties in the California "Central Valley," from Sacramento in the north to Bakersfield in the south, where many of the Bank's customers are located. Approximately 27% of the Company's loans were to borrowers in the California "Central Valley" as of December 31, 2024. Economic conditions in California's diverse geographic markets can be vastly different and are subject to various uncertainties, including the condition of the construction and real estate sectors, the effect of drought on the agricultural sector and its infrastructure, and the California state and municipal governments' budgetary and fiscal conditions. The Company can provide no assurance that conditions in any sector or geographic market of the California economy will not deteriorate in the future and that such deterioration will not adversely affect the Company.

The markets in which the Company operates are subject to the risk of earthquakes, fires, storms and other natural disasters.

All of the properties of the Company are located in California. Also, most of the real and personal properties which currently secure a majority of the Company's loans are located in California. Further, the Company invests in securities issued by companies and municipalities operating throughout the United States, and in mortgage-backed securities collateralized by real property located throughout the United States. California and other regions of the United States are prone to earthquakes, brush and wildfires, flooding, drought and other natural disasters. In addition to possibly sustaining uninsured damage to its own properties, if there is a major earthquake, flood, drought, fire or other natural disaster, the Company faces the risk that many of its debtors may experience uninsured property losses, or sustained business or employment interruption and/or loss which may materially impair their ability to meet the terms of their debt obligations. A major earthquake, flood, prolonged drought, fire or other natural disaster in California or other regions of the United States could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Adverse changes in general business or economic conditions, including inflation, could have a material adverse effect on the Company's financial condition and results of operations.

A sustained or continuing weakness or weakening in business and economic conditions generally or specifically in the principal markets in which the Company does business could have one or more of the following adverse impacts on the Company's business:

- a decrease in the demand for loans and other products and services offered by the Company;
- an increase or decrease in the usage of unfunded credit commitments;
- an increase or decrease in the amount of deposits;
- a decrease in non-depository funding available to the Company;
- an impairment of certain intangible assets, including goodwill;
- an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to the Company, which could result in a higher level of nonperforming assets, net charge-offs, provision for credit losses, reduced interest revenue and cash flows, and valuation adjustments on assets;
- an impairment in the value of investment securities;
- an impairment in the value of life insurance policies owned by the Company;
- an impairment in the value of real estate owned by the Company; and
- an increase in operating costs.

The 2008 - 2009 financial crisis led to the failure or merger of a number of financial institutions. Financial institution failures can result in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. The failure of institutions with FDIC insured deposits can cause the DIF reserve ratio to decline, resulting in increased deposit insurance assessments on surviving FDIC insured institutions. Weak economic conditions can significantly weaken the strength and liquidity of financial institutions.

The Company's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Company operates, in the State of California and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, healthy labor markets, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, high rates of unemployment, deflation, pandemics, declines in business activity or consumer, investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation; natural disasters; or a combination of these or other factors.

Such business conditions could adversely affect the credit quality of the Company's loans, the demand for loans, loan volumes and related revenue, securities valuations, amounts of deposits, availability of funding, results of operations and financial condition.

Regulatory Risks

Restrictions on dividends and other distributions could limit amounts payable to the Company.

As a holding company, a substantial portion of the Company's cash flow typically comes from dividends paid by the Bank. Various statutory provisions restrict the amount of dividends the Company's subsidiaries can pay to the Company without regulatory approval. A reduction in subsidiary dividends paid to the Company could limit the capacity of the Company to pay dividends. In addition, if any of the Company's subsidiaries were to liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before the Company, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

The Company's payment of dividends on common stock could be eliminated or reduced.

Holders of the Company's common stock are entitled to receive dividends only when, as, and if declared by the Company's Board of Directors. The Company's ability to pay dividends is limited by banking and corporate laws, and depends, among other things, on the Company's regulatory capital levels and earnings prospects, as well as the Bank's ability to pay cash dividends to the Company. Although the Company has historically paid cash dividends on the Company's common stock, the Company is not required to do so and the Company's Board of Directors could reduce or eliminate the Company's common stock dividend in the future.

Adverse effects of changes in banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect the Company.

The Company is subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of the Company's customers and not for the benefit of investors. In the past, the Company's business has been materially affected by these regulations.

Laws, regulations or policies, including accounting standards and interpretations currently affecting the Company and the Company's subsidiaries, may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, the Company's business may be adversely affected by any future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement including future acts of terrorism, major U.S. corporate bankruptcies and reports of accounting irregularities at U.S. public companies.

Additionally, the Company's business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States of America. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings by depository institutions, (c) changing interest rates paid on balances financial institutions deposit with the FRB, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on the Company's business, results of operations and financial condition. Under long- standing policy of the FRB, a BHC is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, the Company may be required to commit financial and other resources to its subsidiary bank in circumstances where the Company might not otherwise do so.

Federal and state governments could pass legislation detrimental to the Company's performance.

As an example, the Company could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Company could experience higher credit losses because of federal or state legislation or regulatory action that limits or delays the Bank's ability to foreclose on property or other collateral or makes foreclosure less economically feasible. Federal, state and local governments could pass tax legislation causing the Company to pay higher levels of taxes.

The FDIC insures deposits at insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. The FDIC may increase premium assessments to maintain adequate funding of the Deposit Insurance Fund.

The behavior of depositors in regard to the level of FDIC insurance could cause the Bank's existing customers to reduce the amount of deposits held at the Bank, and could cause new customers to open deposit accounts at the Bank. The level and composition of the Bank's deposit portfolio directly impacts the Bank's funding cost and net interest margin.

Systems, Accounting and Internal Control Risks

The accuracy of the Company's judgments and estimates about financial and accounting matters will impact operating results and financial condition.

The Company makes certain estimates and judgments in preparing its financial statements. For example, the Company maintains a reserve for potential loan defaults and non-performance. There is no precise method of predicting loan losses and determining the adequacy of the reserve requires the Company's management to make a number of estimates and judgments. If the estimates or judgments prove to be incorrect, the Company could be required to increase its provisions for credit losses, which could reduce its income or could cause it to incur operating losses in the future. The Company also uses models to estimate the effects of changing interest rates, which are based on estimates and assumptions that may prove to be inaccurate, particularly in times of market stress or unforeseen circumstances. Therefore, the quality and accuracy of management's estimates and judgments will have an impact on the Company's operating results and financial condition. For additional information, please see the discussion under "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies" in this Report, which is incorporated by reference in this paragraph.

The Company's information systems or those of its vendors may experience an interruption or breach in security.

The Company relies heavily on communications and information systems, including those of third party vendors and other service providers, to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's data processing, accounting, customer relationship management and other systems. Communication and information systems failures can result from a variety of risks including, but not limited to, events that are wholly or partially out of the Company's control, such as telecommunication line integrity, weather, terrorist acts, natural disasters, accidental disasters, unauthorized breaches of security systems, energy delivery systems, cybersecurity incidents, and other events. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company's computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to the Company and its customers, there is no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately corrected by the Company or its vendors. The occurrence of any such failures, interruptions or security breaches could result in the loss or theft of customer or employee data, damage the Company's reputation, impair or disrupt the Company's business operations, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

For example, during the second quarter 2023, the Company was notified that there may have been a compromise of a specific set of files processed by a third party vendor that could have affected a limited number of customers. This incident did not occur on a Company system and the Company does not use the software that may have been compromised. The Company has implemented data security safeguards with its third party vendors designed to quickly identify and contain improper access to sensitive information. The Company notified the affected customers as required by law. As of December 31, 2024, to the Company's knowledge, there is no indication that any information has been subject to misuse as a result of the incident.

The Company's controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company's internal control over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. The Company maintains controls and procedures to mitigate against risks such as processing system failures and errors, and customer or employee fraud, and maintains insurance coverage for certain of these risks. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Events could occur which are not prevented or detected by the Company's internal controls or are not insured against or are in excess of the Company's insurance limits or insurance underwriters' financial capacity. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

Operational Risks

Climate change and the transition to renewable energy and a net zero emissions economy pose operational, commercial and regulatory risks.

Climate change may increase the frequency or severity of extreme weather events, and if the Company is not adequately resilient to deal with acute climate events, its operations may be impacted. Extreme weather events could also impact the activities of its customers or third-party vendors. The physical commodities and assets underlying some of its markets or investments may also be impacted by climate change.

Our risk management practices incorporate the challenges brought about by climate change. The operations conducted in our centralized facilities and branch locations can be disrupted by acute physical risks such as flooding and windstorms, and by chronic physical risks such as rising sea levels, sustained higher temperatures, drought, and increased wildfires. Over the intermediate and longer-term, the Company can be subject to transition risks such as market demand, and policy and law changes.

None of the Company's physical locations are located near sea level, and only a limited number of branches are located in flood zones. The Company and its critical vendors maintain property and casualty insurance, and maintain and regularly test disaster recovery plans, which include redundant operational locations and power sources. The Company's operations do not use a significant amount of water in producing our products and services.

The Company monitors the climate risks of our loan customers. Borrowers with real estate loan collateral located in flood zones must carry flood insurance under the loans' terms. The Company had $5 million in loans to agricultural borrowers at December 31, 2024; Management continuously monitors these customers' access to adequate water sources as well as their ability to sustain low crop yields without encountering financial hardship. The Company makes automobile loans; changes in consumer demand, or governmental laws or policies, regarding gasoline, electric and hybrid vehicles is not considered a risk to the Company's automobile lending practices.

The Company considers climate risk in its underwriting of corporate bonds, and avoids purchasing bonds of issuers, which, in Management's judgement, have elevated climate risk.

In addition, the transition to renewable energy and a net zero emissions economy involves changes to consumer and institutional preferences for energy consumption, and other products and services, and the possible failure of its services to facilitate the needs of customers during the transition to renewable energy and changes in customer preferences could adversely impact its business and revenues. Changing preferences could also have an adverse impact on the operations or financial condition of its customers, which could result in reduced revenues from those customers. The Company is also subject to risks relating to new or heightened climate change-related regulations or legislation, which could impact its customers.

The risks associated with climate change and the transition to renewable energy and a net zero emissions economy continue to evolve rapidly, and climate change-related risks may change or increase over time.

The effects of pandemics and their impact are highly unpredictable and could be significant, and could harm the Company's business, financial condition, and operating results.

The Company's business, operations and financial performance may be affected by the macroeconomic impacts resulting from pandemics, and the Company's financial results in future periods could differ significantly from the Company's historical results. The extent to which the Company's business will be affected will depend on a variety of factors, many of which are outside of the Company's control, including the persistence of the pandemic, the actions of governmental authorities, changes in customer preferences, impacts on economic activity, and the possibility of recession or financial market instability.

If the Company loses the services of any of our key management personnel, its business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Our senior management team has significant industry experience and would be difficult to replace. In particular, David L. Payne, our Chairman, President and Chief Executive Officer, has led the Company for over 30 years. Competition for these employees is intense and we may not be able to attract and retain key personnel. If we are unable to attract or retain appropriately qualified personnel, we may not be successful in originating loans and servicing our customers, which could have a materially adverse effect on our business, financial condition and results of operations.

The Company competes with many banks and other traditional, non-traditional, brick and mortar and online financial service providers.

Competition among providers of financial services in markets, particularly within California, is intense. The Company competes with other financial and bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders, government sponsored or subsidized lenders and other financial services providers. Many of these competitors have substantially greater financial resources, lending limits and technological resources than the Company and are able to offer a broader range of products and services. Many competitors offer lower interest rates and more liberal loan terms that appeal to borrowers but adversely affect net interest margin and assurance of repayment. The Company is increasingly faced with competition in many of its products and services by non-bank providers who may have competitive advantages of size, access to potential customers and fewer regulatory requirements, such as "fintech" lenders. Failure to compete effectively for deposit, loan and other banking customers in any of the lines of business could cause the Company to lose market share, slow or reverse growth rate or suffer adverse effects on financial condition, results of operations or profitability.

The Company must continue to attract, retain and develop key personnel.

The Company's success depends to a significant extent upon its ability to attract, develop and retain experienced personnel in each of its lines of business and markets including managers in operational areas, compliance and other support areas to build and maintain the infrastructure and controls required to support continuing growth. Competition for the best people in the industry can be intense, and there is no assurance that the Company will continue to attract or retain talent or develop personnel. Factors that affect its ability to attract, develop and retain key employees include compensation and benefits programs, profitability, ability to establish appropriate succession plans for key talent, reputation for rewarding and promoting qualified employees and market competition for employees with certain skills, including information systems development and security. The cost of employee compensation is a significant portion of operating expenses and can materially impact results of operations or profitability, especially during periods of wage inflation. The unanticipated loss of the services of key personnel could have an adverse effect on the business.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or ability to sell the affected property. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

The Company has developed and implemented an Information Security Program based on the Cybersecurity Framework (CSF) best practices and recommendations from the National Institute of Standards and Technology (NIST), applicable regulatory guidance, and other industry standards. Components of the program include a risk assessment program to identify, assess, and mitigate cybersecurity risk; a vendor management program to address third-party cybersecurity risk; and an incident response program documenting cybersecurity incident response and notification procedures. The Company's Information Security Officer (ISO) oversees the programs and reports on their statuses to management committees including the Information Security Review Committee (ISRC) and the Information Systems Steering Committee (ISSC). The ISRC approves policies, procedures, and standards for information security. It also discusses IT statistics and performance relative to information security performance standards. It reports to the ISSC. The ISSC is responsible for the Company's strategic IT plan, including information security. It reviews the adequacy and allocation of IT resources and monitors major projects and overall IT performance. The strategic plan is presented to the Board annually. The ISO has several years of professional experience in cybersecurity and vendor management, and holds multiple relevant professional certifications. The ISO provides an update to the Board of Directors on a quarterly basis. The Information Security Program is approved by the Board annually.

The ISO maintains risk assessments for key IT systems. A third party cybersecurity risk assessment tool, as well as the FFIEC's Cybersecurity Assessment Tool (CAT) are also used annually to assess cybersecurity risk.

Third parties are assessed and categorized according to service type, compliance risk, financial risk, operational risk, and security risk. The level of due diligence and ongoing monitoring that is performed is based on inherent risk as well as specifics such as if the vendor hosts data in the cloud or has access to consumer information.

The Company uses a training system to educate new and existing employees on cybersecurity risks. In addition to this training program, simulated phishing attempts and remote social engineering attacks are performed on a regular basis to evaluate employees' understanding of these risks.

The Company uses data loss prevention, email filtering and web filtering software to ensure malicious data does not enter the Company's network, and sensitive information does not leave the network unless properly secured. Penetration tests and vulnerability scanning are performed on a regular basis. All Company networks are secured behind firewalls. Additionally, Security Information and Event Management (SIEM) technology, an Intrusion Detection System (IDS), and an Intrusion Prevention System (IPS) are used.

Access to data on the Company's networks is granted only if needed for job functions. Data Security Analysts review changes to access to ensure they are authorized and appropriate.

An Incident Response Committee that includes representatives from key areas of the Company meets in the event of cybersecurity incidents. The Committee ensures the proper notifications are made in order to comply with all relevant laws, rules and regulations.

During the year ended December 31, 2024, there were no cybersecurity incidents that materially affected or are reasonably likely to materially affect the Company. For discussion of the risks from cybersecurity threats, including potential impact to the Company's business strategy, results of operations, and financial condition, refer to "Item 1A – Risk Factors – The Company's information systems may experience an interruption or breach in security" in this Report, which is incorporated by reference in this paragraph.

ITEM 2. PROPERTIES

Branch Offices and Facilities

The Bank is engaged in the banking business through 76 branch offices in 20 counties in Northern and Central California. The Bank believes all of its offices are constructed and equipped to meet prescribed security requirements.

The Company owns 27 banking office locations and one centralized administrative service center facility and leases 55 facilities. Most of the leases contain renewal options and provisions for rental increases, principally for changes in the cost of living index, and for changes in other operating costs such as property taxes and maintenance.

ITEM 3. LEGAL PROCEEDINGS

Due to the nature of its business, the Company is subject to various threatened or filed legal cases. Neither the Company nor any of its subsidiaries is a party to any material pending legal proceeding, nor is their property the subject of any material pending legal proceeding, other than ordinary routine legal proceedings arising in the ordinary course of the Company's business. Based on the advice of legal counsel, the Company does not expect such cases will have a material, adverse effect on its business, financial position or results of operations. Legal liabilities are accrued when obligations become probable and the amount can be reasonably estimated.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Stock Market ("NASDAQ") under the symbol "WABC". As of January 31, 2025, there were approximately 4,500 shareholders of record of the Company's common stock.

The Company has paid cash dividends on its common stock in every quarter since its formation in 1972. It is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid since they are dependent upon earnings, cash balances, financial condition and capital requirements of the Company and its subsidiaries as well as policies of the FRB pursuant to the BHCA. See Item 1, "Business - Supervision and Regulation."

The notes to the consolidated financial statements included in this Report contain additional information regarding the Company's capital levels, capital structure, regulations affecting subsidiary bank dividends paid to the Company, the Company's earnings, financial condition and cash flows, and cash dividends declared and paid on common stock.

Stock performance

The following chart compares the cumulative return on the Company's stock during the ten years ended December 31, 2024 with the cumulative return on the S&P 500 composite stock index and NASDAQ'S Bank Index. The comparison assumes $100 invested in each on December 31, 2014 and reinvestment of all dividends.



| | December 31, | | | | | |
	2014	2015	2016	2017	2018	2019
Westamerica Bancorporation (WABC)	$100.00	$98.60	$136.84	$133.21	$127.89	$159.75
S&P 500 (SPX)	100.00	101.34	113.44	138.15	132.03	173.46
NASDAQ Bank Index (CBNK)	100.00	108.74	149.85	157.84	132.10	164.07

| | December 31, | | | | |
	2020	2021	2022	2023	2024
Westamerica Bancorporation (WABC)	$134.05	$143.98	$151.39	$150.21	$144.62
S&P 500 (SPX)	205.50	264.39	216.40	273.19	277.61
NASDAQ Bank Index (CBNK)	151.74	216.73	181.31	175.04	181.05

The following chart compares the cumulative return on the Company's stock during the five years ended December 31, 2024 with the cumulative return on the S&P 500 composite stock index and NASDAQ'S Bank Index. The comparison assumes $100 invested in each on December 31, 2019 and reinvestment of all dividends.



	December 31,					
	2019	2020	2021	2022	2023	2024
Westamerica Bancorporation (WABC)	$100.00	$83.91	$90.13	$94.77	$93.99	$90.49
S&P 500 (SPX)...	100.00	118.47	152.41	124.75	157.49	160.04
NASDAQ Bank Index (CBNK)...	100.00	92.48	132.06	110.47	106.65	110.32

ISSUER PURCHASES OF EQUITY SECURITIES

The Company repurchases shares of its common stock in the open market to optimize the Company's use of equity capital and enhance shareholder value and with the intention of lessening the dilutive impact of issuing new shares under stock option plans, and other ongoing requirements. The repurchase plan approved July 28, 2022 expired September 1, 2023. There is no replacement plan in place currently. No shares were repurchased during the period from October 1, 2024 through December 31, 2024.

ITEM 6. [RESERVED]

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following financial information for the three years ended December 31, 2024 has been derived from the Company's audited consolidated financial statements. This information should be read in conjunction with those statements, notes and other information included elsewhere herein.

WESTAMERICA BANCORPORATION
FINANCIAL SUMMARY

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands, except per share data and ratios)		
Interest and loan fee income	$268,014	$284,013	$221,756
Interest expense	17,419	3,890	1,925
Net interest and loan fee income	250,595	280,123	219,831
Provision (Reversal of provision) for credit losses	300	(1,150)	-
Noninterest income:			
Life insurance gains	202	279	930
Securities losses	-	(125)	-
Other noninterest income	42,953	43,368	44,191
Total noninterest income	43,155	43,522	45,121
Noninterest expense	104,391	103,216	99,361
Income before income taxes	189,059	221,579	165,591
Income tax provision	50,423	59,811	43,557
Net income	$138,636	$161,768	$122,034
Average common shares outstanding	26,685	26,703	26,895
Average diluted common shares outstanding	26,686	26,706	26,907
Common shares outstanding at December 31,	26,708	26,671	26,913
Per common share:			
Basic earnings	$5.20	$6.06	$4.54
Diluted earnings	5.20	6.06	4.54
Book value at December 31,	33.32	28.98	22.37
Financial ratios:			
Return on assets	2.15%	2.35%	1.65%
Return on common equity	13.82%	18.08%	15.21%
Net interest margin (FTE)[1]	4.14%	4.37%	3.17%
Net loan losses to average loans	(0.29)%	(0.25)%	(0.32)%
Efficiency ratio[2]	35.4%	31.7%	37.2%
Equity to assets	14.65%	12.14%	8.66%
Period end balances:			
Assets	$6,076,274	$6,364,592	$6,950,317
Loans	820,300	866,602	958,488
Allowance for credit losses	14,780	16,867	20,284
Investment securities	4,240,445	4,878,198	5,247,657
Deposits	5,011,850	5,474,267	6,225,290
Identifiable intangible assets and goodwill	121,798	122,020	122,256
Short-term borrowed funds	120,322	58,162	57,792
Shareholders' equity	889,957	772,894	602,110
Capital ratios at period end:			
Total risk based capital	22.82%	19.15%	15.64%
Tangible equity to tangible assets	12.90%	10.43%	7.03%
Dividends paid per common share	$1.76	$1.72	$1.68
Common dividend payout ratio	34%	28%	37%

(1) Yields on securities and certain loans have been adjusted upward to a "fully taxable equivalent" ("FTE") basis in order to reflect the effect of income which is exempt from federal income taxation at the current statutory tax rate.

(2) The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income on an FTE basis and noninterest income).

The following discussion addresses information pertaining to the financial condition and results of operations of Westamerica Bancorporation and subsidiaries (the "Company") that may not be otherwise apparent from a review of the consolidated financial statements and related footnotes. It should be read in conjunction with those statements and notes found on pages 51 through 87, as well as with the other information presented throughout this Report.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the banking industry. Application of these principles requires the Company to make certain estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain accounting policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment writedown or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, Management has identified the allowance for credit losses on loans accounting to be a critical accounting estimate. The accounting for the allowance for credit losses on loans requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. The methodology, significant inputs and assumptions for the allowance for credit losses on loans are discussed in the section "Allowance for Credit Losses on Loans" below. Additional discussion of the factors affecting accounting for the allowance for credit losses on loans is included in the "Loan Portfolio Credit Risk" discussion below. The Company's allowance for credit losses on loans is established to provide for expected losses based on the available estimates at that point in time. Changes in economic conditions could significantly impact the estimated losses and could materially affect the Company's operating results.

Financial Overview

The Company reported net income of $138.6 million or $5.20 diluted earnings per common share ("EPS") in 2024 compared with net income of $161.8 million or $6.06 EPS in 2023 and net income of $122.0 million or $4.54 EPS in 2022. 2024 results included a $202 thousand life insurance gain and a $1.4 million gain on sale of other assets, equivalent to combined EPS of $0.04. 2023 results included a $1.2 million reversal of provision for credit losses, net of a $400 thousand provision for credit losses and a $279 thousand life insurance gain, equivalent to combined EPS of $0.04. 2022 results included a $1.2 million reconciling payment from a payments network and a $930 thousand life insurance gain equivalent to combined EPS of $0.07.

The Federal Open Market Committee of the Federal Reserve Board ("FOMC") reduced the federal funds rate in December 2024. Inflation had receded toward the FOMC's inflation goal of 2 percent but continued to be in excess of 2 percent. The unemployment rate had recently increased but remained low. On December 18, 2024, in light of the progress on inflation and the balance of risks, the FOMC decided to reduce the federal funds rate by 0.25 percent to the range of 4.25 to 4.50 percent. The interest rate paid on reserve balances at the Federal Reserve Bank was 4.40% as of December 31, 2024. The Bank maintains reserve balances at the Federal Reserve Bank; the amount that earns interest is identified as "interest-bearing cash".

Management continues to evaluate the impacts of inflation, the Federal Reserve's monetary policy and climate changes on the Company's business and its customers. The banking industry experienced significant volatility with several regional bank failures in 2023, creating industrywide concerns related to liquidity, deposit outflows and unrealized losses on debt securities. These events could adversely affect the Company's funding of its operations. The extent of the impact on the Company's results of operations, liquidity, and financial performance, as well as the Company's ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are uncertain and cannot be reasonably predicted.

The Company presents its net interest margin and net interest income on a fully taxable equivalent ("FTE") basis using the current statutory federal tax rate. Management believes the FTE basis is valuable to the reader because the Company's loan and investment securities portfolios contain municipal loans and securities that are federally tax exempt. The Company's tax exempt loans and securities composition may not be similar to that of other banks, therefore in order to reflect the impact of the federally tax exempt loans and securities on the net interest margin and net interest income for comparability with other banks, the Company presents its net interest margin and net interest income on an FTE basis.

The Company's significant accounting policies (see Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements below) are fundamental to understanding the Company's results of operations and financial condition. In the year ended December 31, 2023 and December 31, 2024, the Company adopted the following new accounting guidance:

FASB ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, was issued March 2020. The ASU provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.*" The ASU 2022-06 deferred the sunset date of ASU 2020-04 to December 2024. As of March 31, 2024, all contracts and transactions within the scope of ASU 2020-04 have transitioned to alternative reference rates. The accounting effects of the transition to alternative reference rates were applied prospectively as an adjustment to the effective interest rate and did not have a material impact on the Company's consolidated financial statements.

FASB ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, was issued June 2022. The ASU clarifies the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. Additionally, the ASU requires specific disclosures related to equity securities that are subject to contractual sale restrictions. The required disclosures include (1) the fair value of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The ASU became effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company adopted the ASU on January 1, 2024 on a prospective basis. The adoption did not have a material impact on the Company's consolidated financial statements.

FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, was issued November 27, 2023. The ASU requires disclosure of certain significant segment expenses and other items, the title and position of the chief operating decision maker and information about how the reported measures of segment profit or loss are used in assessing segment performance. The ASU became effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

FASB ASU 2022-02, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, issued March 2022, eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The ASU became effective January 1, 2023 under a prospective approach. The Company adopted the provisions to remove the recognition and measurement guidance for troubled debt restructurings and/or modify relevant disclosures in the "Loans" note to the consolidated financial statements. The requirement to include additional disclosures was adopted by the Company January 1, 2023. The additional disclosures did not affect the financial results upon adoption.

Net Income

Following is a summary of the components of net income for the periods indicated:

| | For the Years Ended December 31, | | |
	2024	2023	2022
	($ in thousands, except per share data)		
Net interest and loan fee income	$250,595	$280,123	$219,831
FTE adjustment	1,311	1,550	1,944
Net interest and loan fee income (FTE)	251,906	281,673	221,775
(Provision) reversal of provision for credit losses	(300)	1,150	-
Noninterest income	43,155	43,522	45,121
Noninterest expense	(104,391)	(103,216)	(99,361)
Income before income taxes (FTE)	190,370	223,129	167,535
Income taxes (FTE)	(51,734)	(61,361)	(45,501)
Net income	$138,636	$161,768	$122,034
Net income per average fully-diluted common share	$5.20	$6.06	$4.54
Net income as a percentage of average shareholders' equity	13.82%	18.08%	15.21%
Net income as a percentage of average total assets	2.15%	2.35%	1.65%

Net income for 2024 decreased $23.1 million compared with 2023 primarily due to decreased net interest and loan fee income (FTE), partially offset by lower tax provision (FTE). Net interest and loan fee income (FTE) decreased $29.8 million in 2024 compared with 2023 due to lower average balances of investment debt securities and loans, higher average balances of Bank Term Funding Program borrowings and higher rates on interest-bearing liabilities, partially offset by higher yield on loans and higher average balances of interest-bearing cash. During 2024, the Company provided $300 thousand for credit losses, which was recorded in the first quarter, based on the results of the CECL model and Management's estimate of credit losses over the remaining life of its loans. The Company recorded a $1.2 million reversal of provision for credit losses, net of a $400 thousand provision in 2023 as a result of a $2.2 million recovery on a previously charged off loan in the first quarter 2023. Noninterest income for 2024 remained at the same level compared with 2023 primarily due to a $1.4 million gain on sale of other assets, offset by lower income from merchant processing services, ATM processing fees and debit card fees. Noninterest expense for 2024 increased compared with 2023 primarily due to higher salaries related to annual merit increases and higher costs for group health insurance, retirement plans for employees and stock based compensation, partially offset by decreases in losses from unauthorized debit card use, legal fees, operating losses from limited partnership investments and FDIC insurance assessments. The tax rate (FTE) was 27.2% for 2024 and 27.5% for 2023.

Net income for 2023 increased $39.7 million compared with 2022. Net interest and loan fee income (FTE) increased $59.9 million in 2023 compared with 2022 due to higher yield on interest-earning assets and higher average balances of investment debt securities, partially offset by lower average balances of loans and interest-bearing cash and higher rate on interest-bearing liabilities. The Company recorded a $1.2 million reversal of provision for credit losses in 2023, reflecting a $2.2 million recovery on a previously charged off loan in the first quarter 2023 and a $400 thousand credit loss provision, based on the results of the Company's current expected credit loss ("CECL") model and Management's estimate of credit losses over the remaining life of its loans and debt securities held to maturity. The Company provided no provision for credit losses in 2022, based on Management's estimate of credit losses over the remaining life of its loans and debt securities held to maturity. Noninterest income in 2023 decreased $1.6 million compared with 2022 primarily because 2022 included a $1.2 million reconciling payment from a payments network and higher gains on life insurance. Noninterest expense in 2023 increased $3.9 million compared with 2022 primarily due to increases in salaries and benefits, occupancy and equipment expenses, and increased FDIC insurance assessments for all insured depository institutions. Lower professional fees partially offset the increases in noninterest expense in 2023 compared with 2022. The tax rate (FTE) was 27.5% in 2023 and 27.2% in 2022.

Net Interest and Loan Fee Income (FTE)

The Company's primary source of revenue is net interest income, or the difference between interest income earned on loans and investment securities and interest expense paid on interest-bearing deposits and other borrowings.

Components of Net Interest and Loan Fee Income (FTE)

| | For the Years Ended December 31, | | |
	2024	2023	2022
	($ in thousands)		
Interest and loan fee income	$268,014	$284,013	$221,756
FTE adjustment	1,311	1,550	1,944
Interest and loan fee income (FTE)	269,325	285,563	223,700
Interest expense	(17,419)	(3,890)	(1,925)
Net interest and loan fee income (FTE)	$251,906	$281,673	$221,775
Net interest margin (FTE)	4.14%	4.37%	3.17%

Net interest and loan fee income (FTE) decreased $29.8 million in 2024 compared with 2023 due to lower average balances of investment debt securities (down $502 million) and loans (down $76 million), higher average balances of Bank Term Funding Program borrowings (up $107 million) and higher rates on interest-bearing liabilities (up 0.48%), partially offset by higher yield on loans (up 0.26%) and higher average balances of interest-bearing cash (up $170 million).

Net interest and loan fee income (FTE) increased $59.9 million in 2023 compared with 2022 due to higher yield on interest-earning assets (up 1.23%) and higher average balances of investment debt securities (up $31 million), partially offset by lower average balances of loans (down $86 million) and interest-bearing cash (down $486 million) and higher rate on interest-bearing liabilities (up 0.07%).

The net interest margin (FTE) was 4.14% in 2024, 4.37% in 2023 and 3.17% in 2022. The yield on earning assets (FTE) was 4.43% in 2024, 4.43% in 2023 and 3.20% in 2022.

The Company's funding costs were 0.29% in 2024, compared with 0.06% in 2023 and 0.03% in 2022. Noninterest bearing deposits represented 47% of average deposits in 2024 and 2023, respectively. Average balances of time deposits in 2024 declined $25 million from 2023. Average balances of checking and saving deposits accounted for 98.2% of average total deposits in 2024 compared with 98.0% in 2023.

Net Interest Margin (FTE)

The following summarizes the components of the Company's net interest margin (FTE) for the periods indicated.

| | For the Years Ended December 31, | | |
	2024	2023	2022
Yield on earning assets (FTE)	4.43%	4.43%	3.20%
Rate paid on interest-bearing liabilities	0.60%	0.12%	0.05%
Net interest spread (FTE)	3.83%	4.31%	3.15%
Benefit of noninterest-bearing demand deposits	0.31%	0.06%	0.02%
Net interest margin (FTE)	4.14%	4.37%	3.17%

The Company's yield on net interest margin decreased in 2024 compared with 2023 affected by higher rate paid on interest-bearing liabilities primarily due to competitive financial product pricing and higher volume on Bank Term Funding Program borrowings. The Company's yield on earning assets in 2024 remained the same compared with 2023 primarily due to higher yields on the loan portfolio and interest-bearing cash, offset by lower yield on investment debt securities. The Company's yield on net interest margin increased in 2023 compared with 2022 primarily affected by collateralized loan obligations ("CLOs") and interest-bearing cash. The CLOs have interest coupons that change once every three months by the amount of change in the three-month SOFR base rate. The average balances and yields of CLOs for 2023 and 2022 was $1,543 million yielding 6.99% and $1,567 million yielding 3.62%, respectively. The interest-bearing cash yield changes by the amount of change in the overnight federal funds rate on the effective date declared by the FOMC. The average balance and yields of interest-bearing cash for 2023 and 2022 was $205 million yielding 5.21% and $691 million yielding 1.13%, respectively. The Company has other earning assets with variable yields such as commercial loans and lines of credit, consumer lines of credit and adjustable rate residential real estate loans, which are included in "other taxable loans" in the following "Summary of Average Balances, Yields/Rates and Interest Differential."

Summary of Average Balances, Yields/Rates and Interest Differential

The following tables present information regarding the consolidated average assets, liabilities and shareholders' equity, the amounts of interest income earned from average interest earning assets and the resulting yields, and the amounts of interest expense incurred on average interest-bearing liabilities and the resulting rates. Average loan balances include nonperforming loans. Interest income includes reversal of previously accrued interest on loans placed on non-accrual status during the period and proceeds from loans on nonaccrual status only to the extent cash payments have been received and applied as interest income and accretion of purchased loan discounts. Yields on tax-exempt securities and loans have been adjusted upward to reflect the effect of income exempt from federal income taxation at the federal statutory tax rate of 21 percent.

Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

	For the Year Ended December 31, 2024		
	Average Balance	Interest Income/ Expense	Yields/ Rates
	($ in thousands)		
Assets			
Investment securities:			
Taxable	$4,705,641	$199,355	4.24%
Tax-exempt [1]	127,383	4,676	3.67%
Total investments [1]	4,833,024	204,031	4.22%
Loans:			
Taxable	795,943	43,974	5.52%
Tax-exempt [1]	40,193	1,655	4.12%
Total loans [1]	836,136	45,629	5.46%
Total interest-bearing cash	374,806	19,665	5.25%
Total interest-earning assets [1]	6,043,966	269,325	4.43%
Other assets	400,721		
Total assets	$6,444,687		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$2,445,945	$-	- %
Savings and interest-bearing transaction	2,638,139	10,658	0.40%
Time less than $100,000	57,064	187	0.33%
Time $100,000 or more	33,794	96	0.28%
Total interest-bearing deposits	2,728,997	10,941	0.40%
Bank term funding program borrowings	107,364	5,813	5.40%
Securities sold under repurchase agreements	89,381	665	0.74%
Total interest-bearing liabilities	2,925,742	17,419	0.60%
Other liabilities	69,758		
Shareholders' equity	1,003,242		
Total liabilities and shareholders' equity	$6,444,687		
Net interest spread [1] [2]			3.83%
Net interest and fee income and interest margin [1] [3]		$251,906	4.14%

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

[2] Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.

[3] Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

| | For the Year Ended December 31, 2023 | | |
	Average Balance	Interest Income/ Expense	Yields/ Rates
		($ in thousands)	
Assets			
Investment securities:			
Taxable	$5,176,278	$221,742	4.28%
Tax-exempt [1]	158,433	5,668	3.58%
Total investments [1]	5,334,711	227,410	4.26%
Loans:			
Taxable	868,255	45,739	5.27%
Tax-exempt [1]	44,061	1,743	3.96%
Total loans [1]	912,316	47,482	5.20%
Total interest-bearing cash	204,794	10,671	5.21%
Total Interest-earning assets [1]	6,451,821	285,563	4.43%
Other assets	419,545		
Total assets	$6,871,366		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$2,748,544	$-	- %
Savings and interest-bearing transaction	2,922,909	3,450	0.12%
Time less than $100,000	67,832	204	0.30%
Time $100,000 or more	48,076	116	0.24%
Total interest-bearing deposits	3,038,817	3,770	0.12%
Short-term borrowed funds	89,298	120	0.13%
Total interest-bearing liabilities	3,128,115	3,890	0.12%
Other liabilities	100,097		
Shareholders' equity	894,610		
Total liabilities and shareholders' equity	$6,871,366		
Net interest spread [1][2]			4.31%
Net interest and fee income and interest margin [1][3]		$281,673	4.37%

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

[2] Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.

[3] Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

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Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

| | For the Year Ended December 31, 2022 | | |
	Average Balance	Interest Income/ Expense	Yields/ Rates
		($ in thousands)	
Assets			
Investment securities:			
Taxable	$5,093,921	$158,465	3.11%
Tax-exempt [1]	209,725	7,390	3.52%
Total investments [1]	5,303,646	165,855	3.13%
Loans:			
Taxable	951,516	48,274	5.07%
Tax-exempt [1]	46,448	1,781	3.83%
Total loans [1]	997,964	50,055	5.02%
Total interest-bearing cash	691,086	7,790	1.13%
Total Interest-earning assets [1]	6,992,696	223,700	3.20%
Other assets	420,312		
Total assets	$7,413,008		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$3,018,350	$-	- %
Savings and interest-bearing transaction	3,257,858	1,510	0.05%
Time less than $100,000	77,007	180	0.23%
Time $100,000 or more	62,411	156	0.25%
Total interest-bearing deposits	3,397,276	1,846	0.05%
Short-term borrowed funds	109,283	79	0.07%
Total interest-bearing liabilities	3,506,559	1,925	0.05%
Other liabilities	85,610		
Shareholders' equity	802,489		
Total liabilities and shareholders' equity	$7,413,008		
Net interest spread [1][2]			3.15%
Net interest and fee income and interest margin [1][3]		$221,775	3.17%

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

[2] Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.

[3] Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

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Summary of Changes in Interest Income and Expense due to Changes in Average Asset & Liability Balances and Yields Earned & Rates Paid

The following tables set forth a summary of the changes in interest income and interest expense due to changes in average assets and liability balances (volume) and changes in average interest yields/rates for the periods indicated. Changes not solely attributable to volume or yields/rates have been allocated in proportion to the respective volume and yield/rate components.

Summary of Changes in Interest Income and Expense

	For the Year Ended December 31, 2024 Compared with For the Year Ended December 31, 2023		
	Volume	Yield/Rate	Total
	(In thousands)		
(Decrease) increase in interest and loan fee income:			
Investment securities:			
Taxable	($20,161)	($2,226)	($22,387)
Tax-exempt [1]	(1,111)	119	(992)
Total investments [1]	(21,272)	(2,107)	(23,379)
Loans:			
Taxable	(3,809)	2,044	(1,765)
Tax-exempt [1]	(153)	65	(88)
Total loans [1]	(3,962)	2,109	(1,853)
Total interest-bearing cash	8,859	135	8,994
Total (decrease) increase in interest and loan fee income [1]	(16,375)	137	(16,238)
(Decrease) increase in interest expense:			
Deposits:			
Savings and interest-bearing transaction	(336)	7,544	7,208
Time less than $100,000	(32)	15	(17)
Time $100,000 or more	(34)	14	(20)
Total interest-bearing deposits	(402)	7,573	7,171
Bank term funding program borrowings	5,813	-	5,813
Securities sold under repurchase agreements	-	545	545
Total increase in interest expense	5,411	8,118	13,529
Decrease in net interest and loan fee income [1]	($21,786)	($7,981)	($29,767)

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

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Summary of Changes in Interest Income and Expense

	For the Year Ended December 31, 2023 Compared with For the Year Ended December 31, 2022		
	Volume	Yield/Rate	Total
	(In thousands)		
Increase (decrease) in interest and loan fee income:			
Investment securities:			
Taxable	$2,562	$60,715	$63,277
Tax-exempt [1]	(1,807)	85	(1,722)
Total investments [1]	755	60,800	61,555
Loans:			
Taxable	(4,224)	1,689	(2,535)
Tax-exempt [1]	(92)	54	(38)
Total loans [1]	(4,316)	1,743	(2,573)
Total interest-bearing cash	(5,482)	8,363	2,881
Total (decrease) increase in interest and loan fee income [1]	(9,043)	70,906	61,863
(Decrease) increase in interest expense:			
Deposits:			
Savings and interest-bearing transaction	(155)	2,095	1,940
Time less than $100,000	(21)	45	24
Time $100,000 or more	(36)	(4)	(40)
Total interest-bearing deposits	(212)	2,136	1,924
Short-term borrowed funds	(14)	55	41
Total (decrease) increase in interest expense	(226)	2,191	1,965
(Decrease) increase in net interest and loan fee income [1]	($8,817)	$68,715	$59,898

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

Provision for Credit Losses

The Company manages credit costs by consistently enforcing conservative underwriting and administration procedures and aggressively pursuing collection efforts with debtors experiencing financial difficulties. The provision for credit losses reflects Management's assessment of credit risk in the loan portfolio and debt securities held to maturity during each of the periods presented.

In 2024, the Company provided $300 thousand for credit losses, which was recorded in the first quarter, based on the results of the CECL model and Management's estimate of credit losses over the remaining life of its loans and debt securities held to maturity. The Company recorded a $1.2 million reversal of provision for credit losses in 2023 which reflected a $2.2 million recovery in the first quarter 2023 on a previously charged off loan and a $400 thousand provision for credit losses in the third quarter of 2023, based on the results of the CECL model and Management's estimate of credit losses over the remaining life of its loans and debt securities held to maturity. The Company provided no provision for credit losses in 2022 based on Management's estimate of reserves needed over the remaining life of its loans and investments. For further information regarding credit risk, net credit losses and the allowance for credit losses, see the "Loan Portfolio Credit Risk" and "Allowance for Credit Losses" sections of this Report.

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Noninterest Income

Components of Noninterest Income

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Service charges on deposit accounts	$14,025	$14,169	$14,490
Merchant processing services	10,449	11,280	11,623
Debit card fees	6,853	7,185	7,879
Trust fees	3,318	3,122	3,216
ATM processing fees	2,170	2,618	2,160
Other service fees	1,770	1,765	1,808
Life insurance gains	202	279	930
Securities losses	-	(125)	-
Other noninterest income	4,368	3,229	3,015
Total Noninterest Income	$43,155	$43,522	$45,121

Noninterest income in 2024 remained at the same level compared with 2023 primarily due to a $1.4 million gain on sale of other assets, offset by lower income from merchant processing services, ATM processing fees and debit card fees. Merchant processing services fee income decreased in 2024 from 2023 primarily due to an increase in lower margin transactions. ATM processing fees declined in 2024 compared with 2023 due to reduced processing volumes.

Noninterest income in 2023 decreased $1.6 million compared with 2022 primarily due to lower gains on life insurance and because debit card fees in 2022 included a $1.2 million reconciling payment from a payments network. Merchant processing service fees decreased in 2023 compared with 2022 primarily due to lower transaction volumes and increased lower-margin transactions. Service charges on deposit accounts decreased in 2023 compared with 2022 primarily due to lower fee income on analyzed deposit accounts, partially offset by fees generated from time deposits redeemed before maturity. ATM processing fee income increased in 2023 compared with 2022 primarily due to increased transaction volumes. Other noninterest income in 2023 included higher recoveries of interest and fees on previously charged off loans compared 2022.

Noninterest Expense

Components of Noninterest Expense

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Salaries and related benefits	$50,292	$47,871	$46,125
Occupancy and equipment	20,673	20,520	19,884
Outsourced data processing services	10,271	9,846	9,684
Limited partnership operating losses	5,185	5,754	5,724
Courier service	2,709	2,652	2,614
Professional fees	1,470	1,751	2,628
Other noninterest expense	13,791	14,822	12,702
Total Noninterest Expense	$104,391	$103,216	$99,361

Noninterest expense in 2024 increased $1.2 million compared with 2023. Salaries and benefits increased in 2024 compared with 2023 primarily due to annual merit increases, higher group health insurance costs for employees, higher expenses for deferred retirement plans for employees and stock based compensation. The increases in 2024 from 2023 were partially offset by decreases in losses from unauthorized debit card use, legal fees, operating losses from limited partnership investments and FDIC insurance assessments.

Noninterest expense in 2023 increased $3.9 million compared with 2022. Salaries and benefits increased in 2023 compared with 2022 due to increased staff, annual merit increases and higher group health insurance costs for the employees. Occupancy and equipment expenses increased in 2023 compared with 2022 primarily due to increases in repair and maintenance. Other noninterest expense increased in 2023 compared with 2022 primarily due to higher FDIC insurance assessments for all insured depository institutions and losses on unauthorized transactions of customer debit and ATM cards. Professional fees decreased in 2023 compared with 2022 primarily due to lower legal fees.

Provision for Income Tax

The Company's income tax provision (FTE) was $51.7 million in 2024 compared with $61.4 million in 2023 and $45.5 million in 2022. The effective tax rates (FTE) were 27.2% in 2024 compared with 27.5% in 2023 and 27.2% in 2022. See Note 10 to the consolidated financial statements for additional information related to income taxes.

Investment Securities Portfolio

The Company maintains an investment securities portfolio consisting of securities issued by U.S. Treasury, U.S. Government sponsored entities, state and political subdivisions, corporations, collateralized loan obligations and agency mortgage-backed securities. The Company had no marketable equity securities at December 31, 2024 and December 31, 2023.

Management manages the investment securities portfolio in response to anticipated changes in interest rates, and changes in deposit and loan volumes. The carrying value of the Company's investment securities portfolio was $4.2 billion at December 31, 2024 and $4.9 billion at December 31, 2023. The following table lists debt securities in the Company's portfolio by type as of the dates indicated. Debt securities held to maturity are listed at amortized cost before related reserve for expected credit losses of $1 thousand at December 31, 2024 and December 31, 2023. Debt securities available for sale are listed at fair value.

	At December 31, 2024		At December 31, 2023	
	Carrying Value	As a percent of total investment securities	Carrying Value	As a percent of total investment securities
	($ in thousands)			
Securities of U.S. Government sponsored entities	$292,117	7%	$294,919	6%
Agency residential mortgage-backed securities ("MBS")	268,987	6%	318,019	7%
Agency commercial MBS	6,966	- %	-	- %
U.S. Treasury securities	4,955	- %	-	- %
Obligations of states and political subdivisions	113,447	3%	142,465	3%
Corporate securities	2,571,384	61%	2,638,198	54%
Collateralized loan obligations	982,589	23%	1,484,597	30%
Total	$4,240,445	100%	$4,878,198	100%
Debt securities available for sale	$3,395,810		$3,999,801	
Debt securities held to maturity	844,635		878,397	
Total	$4,240,445		$4,878,198	

Management continually evaluates the Company's investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, liquidity, and the level of interest rate risk to which the Company is exposed. These evaluations may cause Management to change the level of funds the Company deploys into investment securities and change the composition of the Company's investment securities portfolio.

At December 31, 2024, substantially all of the Company's investment securities were investment grade as rated by one or more major rating agencies. In addition to monitoring credit rating agency evaluations, Management performs its own evaluations regarding the credit worthiness of the issuer or the securitized assets underlying asset-backed securities. The Company's procedures for evaluating investments in securities are in accordance with guidance issued by the Board of Governors of the Federal Reserve System, "Investing in Securities without Reliance on Nationally Recognized Statistical Rating Agencies" (SR 12-15) and other regulatory guidance.

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The following table shows the fair value carrying amount of the Company's debt securities available for sale as of the dates indicated:

	At December 31,		
	2024	2023	2022
	(In thousands)		
Debt securities available for sale:			
Securities of U.S. Government sponsored entities	$292,117	$294,919	$290,853
Agency residential MBS	211,060	239,454	286,048
Agency commercial MBS	6,966	-	-
U.S. Treasury securities	4,955	-	-
Obligations of states and political subdivisions	62,186	71,283	82,004
Corporate securities	1,835,937	1,909,548	2,099,955
Collateralized loan obligations	982,589	1,484,597	1,572,883
Total debt securities available for sale	$3,395,810	$3,999,801	$4,331,743

The following table sets forth the relative maturities and contractual yields of the Company's debt securities available for sale (stated at fair value) at December 31, 2024. Yields on state and political subdivision securities have been calculated on a fully taxable equivalent basis using the current federal statutory rate. Collateralized loan obligations and mortgage-backed securities are shown separately because they are typically paid in quarterly and monthly installments, respectively, over a number of years.

Debt Securities Available for Sale Maturity Distribution

	At December 31, 2024				
	Within one year	After one but within five years	After five but within ten years	CLO and Mortgage-backed	Total
	($ in thousands)				
Securities of U.S. Government sponsored entities	$4,565	$57,507	$230,045	$ -	$292,117
Interest rate	4.28%	3.49%	3.48%	- %	3.58%
U.S. Treasury securities	4,955	-	-	-	4,955
Interest rate	5.10%	- %	- %	- %	5.10%
Obligations of states and political subdivisions	11,210	20,515	30,461	-	62,186
Interest rate	4.11%	2.83%	3.04%	- %	3.17%
Corporate securities	103,718	862,556	869,663	-	1,835,937
Interest rate	4.03%	3.07%	2.33%	- %	2.73%
Subtotal	124,448	940,578	1,130,169	-	2,195,195
Interest rate	4.09%	3.09%	2.58%	- %	2.86%
Collaterized loan obligations (CLO)	-	-	-	982,589	982,589
Interest rate	- %	- %	- %	6.54%	6.54%
MBS	-	-	-	218,026	218,026
Interest rate	- %	- %	- %	2.86%	2.86%
Total	$124,448	$940,578	$1,130,169	$1,200,615	$3,395,810
Interest rate	4.09%	3.09%	2.58%	5.87%	3.87%

The following table shows the amortized cost carrying amount and fair value before related reserve for expected credit losses of $1 thousand at December 31, 2024, December 31, 2023 and December 31, 2022, of the Company's debt securities held to maturity as of the dates indicated:

	At December 31,		
	2024	2023	2022
	(In thousands)		
Agency residential MBS	$57,927	$78,565	$104,852
Obligations of states and political subdivisions	51,261	71,182	89,208
Corporate securities	735,447	728,650	721,854
Total	$844,635	$878,397	$915,914
Fair value	$807,838	$849,562	$873,511

The following table sets forth the relative maturities and contractual yields of the Company's debt securities held to maturity at December 31, 2024. Yields on state and political subdivision securities have been calculated on a fully taxable equivalent basis using the current federal statutory rate. Mortgage-backed securities are shown separately because they are typically paid in monthly installments over a number of years.

Debt Securities Held to Maturity Maturity Distribution

| | At December 31, 2024 | | | | |
	Within one year	After one but within five years	After five but within ten years	Mortgage-backed	Total
	($ in thousands)				
Obligations of states and political subdivisions	$13,508	$37,753	$ -	$ -	$51,261
Interest rate	3.82%	3.51%	- %	- %	3.60%
Corporate securities	-	309,813	425,634	-	735,447
Interest rate	- %	4.16%	4.28%	- %	4.25%
Subtotal	13,508	347,566	425,634	-	786,708
Interest rate	3.82%	4.09%	4.28%	- %	4.21%
MBS	-	-	-	57,927	57,927
Interest rate	- %	- %	- %	2.30%	2.30%
Total	$13,508	$347,566	$425,634	$57,927	$844,635
Interest rate	3.82%	4.09%	4.28%	2.30%	4.07%

The Company had corporate securities as shown below at the dates indicated:

| | Corporate securities | | | |
| | At December 31, 2024 | | At December 31, 2023 | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Debt securities available for sale	$2,031,144	$1,835,937	$2,129,103	$1,909,548
Debt securities held to maturity	735,447	703,210	728,650	705,356
Total corporate securities	$2,766,591	$2,539,147	$2,857,753	$2,614,904

The following table summarizes total corporate securities by credit rating:

| | At December 31, 2024 | | At December 31, 2023 | |
	Fair value	As a percent of total corporate securities	Fair value	As a percent of total corporate securities
	($ in thousands)			
AA-	$72,569	3%	$73,016	3%
A+	256,906	10%	250,322	9%
A	353,434	14%	380,257	14%
A-	807,698	32%	825,882	32%
BBB+	634,118	25%	723,767	28%
BBB	414,422	16%	361,660	14%
Total corporate securities	$2,539,147	100%	$2,614,904	100%

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The following table summarizes total corporate securities by the industry sector in which the issuing companies operate:

| | At December 31, 2024 | | At December 31, 2023 | |
	Fair value	As a percent of total corporate securities	Fair value	As a percent of total corporate securities
	($ in thousands)			
Financial	$1,450,675	57%	$1,516,147	58%
Utilities	275,551	11%	274,929	10%
Industrial	212,587	8%	215,428	8%
Consumer, Non-cyclical	169,311	7%	170,423	7%
Communications	154,358	6%	158,495	6%
Basic Materials	100,617	4%	100,693	4%
Energy	69,320	3%	69,331	3%
Technology	61,008	2%	63,185	2%
Consumer, Cyclical	45,720	2%	46,273	2%
Total corporate securities	$2,539,147	100%	$2,614,904	100%

The following table summarizes total corporate securities by the location of the issuers' headquarters; all the corporate securities are denominated in United States dollars:

| | At December 31, 2024 | | At December 31, 2023 | |
	Fair value	As a percent of total corporate securities	Fair value	As a percent of total corporate securities
	($ in thousands)			
United States of America	$1,767,669	70%	$1,811,463	69%
Canada	192,122	8%	195,979	7%
Japan	167,624	7%	164,948	6%
United Kingdom	139,648	5%	162,794	6%
France	92,970	4%	91,726	4%
Switzerland	73,424	3%	93,898	4%
Netherlands	35,425	1%	35,381	1%
Australia	24,700	1%	24,800	1%
Belgium	19,726	1%	20,894	1%
Jersey	12,948	- %	-	- %
Germany	12,891	- %	13,021	1%
Total corporate securities	$2,539,147	100%	$2,614,904	100%

The following table summarizes the above corporate securities with issuer's headquarters located outside of the United States of America by the industry sector in which the issuing companies operate; all the corporate securities are denominated in United States dollars:

| | At December 31, 2024 | | At December 31, 2023 | |
	Fair value	As a percent of total foreign corporate securities	Fair value	As a percent of total foreign corporate securities
	($ in thousands)			
Financial	$659,403	86%	$702,892	87%
Energy	32,041	4%	31,970	4%
Consumer, Cyclical	25,839	3%	13,021	2%
Basic Materials	24,700	3%	24,800	3%
Consumer, Non-cyclical	19,726	3%	20,895	3%
Utilities	9,769	1%	9,863	1%
Total foreign corporate securities	$771,478	100%	$803,441	100%

The Company's $983 million (fair value) in collateralized loan obligations at December 31, 2024, consist of investments in 96 issues that are within the senior tranches of their respective fund securitization structures. The following table summarizes total collateralized loan obligations by credit rating:

| | At December 31, 2024 | |
	Amortized Cost	Fair Value
	(In thousands)	
AAA	$312,710	$311,650
AA	674,445	670,939
Total	$987,155	$982,589

The Company's $1.5 billion (fair value) in collateralized loan obligations at December 31, 2023, consist of investments in 142 issues that are within the senior tranches of their respective fund securitization structures. The following table summarizes total collateralized loan obligations by credit rating:

| | At December 31, 2023 | |
	Amortized Cost	Fair Value
	(In thousands)	
AAA	$536,185	$532,729
AA	965,063	951,868
Total	$1,501,248	$1,484,597

See Note 2 to the consolidated financial statements for additional information related to the investment securities.

Loan Portfolio

The Company originates loans with the intent to hold such assets until principal is repaid. Management follows written loan underwriting policies and procedures which are approved by the Bank's Board of Directors. Loans are underwritten following approved underwriting standards and lending authorities within a formalized organizational structure. The Board of Directors also approves independent real estate appraisers to be used in obtaining estimated values for real property serving as loan collateral. Prevailing economic trends and conditions are also taken into consideration in loan underwriting practices.

All loan applications must be for clearly defined legitimate purposes with a determinable primary source of repayment, and as appropriate, secondary sources of repayment. All loans are supported by appropriate documentation such as current financial statements, tax returns, credit reports, collateral information, guarantor asset verification, title reports, appraisals, and other relevant documentation.

Commercial loans represent term loans used to acquire durable business assets or revolving lines of credit used to finance working capital. Underwriting practices evaluate each borrower's cash flow as the principal source of loan repayment. Commercial loans are generally secured by the borrower's business assets as a secondary source of repayment. Commercial loans are evaluated for credit-worthiness based on prior loan performance and borrower financial information including cash flow, borrower net worth and aggregate debt.

Commercial real estate loans represent term loans used to acquire or refinance real estate to be operated by the borrower in a commercial capacity. Underwriting practices evaluate each borrower's global cash flow as the principal source of loan repayment, independent appraisal of value of the property, and other relevant factors. Commercial real estate loans are generally secured by a first lien on the property as a secondary source of repayment.

Real estate construction loans represent the financing of real estate development. Loan principal disbursements are controlled through the use of project budgets, and disbursements are approved based on construction progress, which is validated by project site inspections. A first lien on the real estate serves as collateral to secure the loan.

Residential real estate loans generally represent first lien mortgages used by the borrower to purchase or refinance a principal residence. For interest-rate risk purposes, the Company offers only fully-amortizing, adjustable-rate mortgages. In underwriting first lien mortgages, the Company evaluates each borrower's ability to repay the loan, an independent appraisal of the value of the property, and other relevant factors. The Company does not offer riskier mortgage products, such as non-amortizing "interest-only" mortgages and "negative amortization" mortgages.

For loans secured by real estate, the Bank requires title insurance to insure the status of its lien and each borrower is obligated to insure the real estate collateral, naming the Company as loss payee, in an amount sufficient to repay the principal amount outstanding in the event of a property casualty loss.

Consumer installment and other loans are predominantly comprised of indirect automobile loans with underwriting based on credit history and scores, personal income, debt service capacity, and collateral values.

Loan volumes have declined due to payoffs and problem loan workout activities, particularly with purchased loans, and reduced volumes of loan originations. The Company did not take an aggressive posture relative to loan portfolio growth during the post-recession period of historically low interest rates. Management increased investment securities as loan volumes declined.

The following table shows the composition of the loan portfolio of the Company by type of loan and type of borrower, on the dates indicated:

Loan Portfolio

| | At December 31, | | | | |
	2024	2023	2022	2021	2020
	(In thousands)				
Commercial	$127,276	$136,550	$169,617	$233,090	$394,806
Commercial real estate	507,900	487,523	491,107	535,261	564,300
Construction	5,064	5,063	3,088	48	129
Residential real estate	8,274	9,935	13,834	18,133	23,471
Consumer installment and other	171,786	227,531	280,842	281,594	273,537
Total loans	$820,300	$866,602	$958,488	$1,068,126	$1,256,243

The following table shows the maturity distribution of loans at December 31, 2024. There were no loans with a remaining maturity of over fifteen years as of December 31, 2024.

Loan Maturity Distribution

| | At December 31, 2024 | | | |
	Within One Year	One to Five Years	Five to Fifteen Years	Total
	(In thousands)			
Commercial	$37,879	$58,561	$30,836	$127,276
Commercial real estate	22,595	172,310	312,995	507,900
Construction	5,064	-	-	5,064
Residential real estate	-	420	7,854	8,274
Consumer and other installment	9,958	123,623	38,205	171,786
Total	$75,496	$354,914	$389,890	$820,300

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The following table shows the distribution of variable-rate and fixed-rate loans due after one year as of December 31, 2024.

	At December 31, 2024		
	Fixed	Variable	Total
	(In thousands)		
Commercial	$64,966	$24,431	$89,397
Commercial real estate	95,427	389,878	485,305
Residential real estate	7,115	1,159	8,274
Consumer and other installment	154,309	7,519	161,828
Total	$321,817	$422,987	$744,804

Commitments and Letters of Credit

The Company issues formal commitments on lines of credit to well-established and financially responsible commercial enterprises. Such commitments can be either secured or unsecured and are typically in the form of revolving lines of credit for seasonal working capital needs. Occasionally, such commitments are in the form of letters of credit to facilitate the customers' particular business transactions. Commitment fees are generally charged for commitments and letters of credit. Commitments on lines of credit and letters of credit typically mature within one year. For further information, see the accompanying notes to the consolidated financial statements.

Loan Portfolio Credit Risk

The Company extends loans to commercial and consumer customers which expose the Company to the risk that the borrowers will default, causing loss. The Company's lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers' business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the borrowers' business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers' performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers' financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

The Company closely monitors the markets in which it conducts its lending operations and follows a strategy to control exposure to loans with high credit risk. The Bank's organizational structure separates the functions of business development and loan underwriting; Management believes this segregation of duties avoids inherent conflicts of combining business development and loan approval functions. In measuring and managing credit risk, the Company adheres to the following practices:

- The Bank maintains a Loan Review Department which reports directly to the audit committee of the Board of Directors. The Loan Review Department performs independent evaluations of loans to challenge the credit risk grades assigned by Management, using grading standards employed by bank regulatory agencies. Those loans judged to carry higher risk attributes are referred to as "classified loans." Classified loans receive elevated Management attention in order to maximize collection.

- The Bank maintains two loan administration offices whose sole responsibility is to manage and collect classified loans.

Classified loans with higher levels of credit risk are further designated as "nonaccrual loans." Management places classified loans on nonaccrual status when full collection of contractual interest and principal payments is in doubt. Uncollected interest previously accrued on loans placed on nonaccrual status is reversed as a charge against interest income. The Company does not accrue interest income on loans following placement on nonaccrual status. Interest payments received on nonaccrual loans are applied to reduce the carrying amount of the loan unless the carrying amount is well secured by loan collateral. "Nonperforming assets" include nonaccrual loans, loans 90 or more days past due and still accruing, and repossessed loan collateral (commonly referred to as "Other Real Estate Owned").

Nonperforming Loans

	At December 31,				
	2024	2023	2022	2021	2020
	(In thousands)				
Nonperforming nonaccrual loans	$201	$401	$146	$265	$526
Performing nonaccrual loans	-	2	-	427	3,803
Total nonaccrual loans	201	403	146	692	4,329
Accruing loans 90 or more days past due	534	388	628	339	450
Total nonperforming loans	$735	$791	$774	$1,031	$4,779

Management believes the overall credit quality of the loan portfolio is reasonably stable; however, classified and nonperforming assets could fluctuate from period to period. The performance of any individual loan can be affected by external factors such as the interest rate environment, economic conditions, pandemics, and collateral values or factors particular to the borrower. No assurance can be given that additional increases in nonaccrual and delinquent loans will not occur in the future.

Allowance for Credit Losses

The following table summarizes allowance for credit losses at the dates indicated:

	At December 31,	
	2024	2023
	(In thousands)	
Allowance for credit losses on loans	$14,780	$16,867
Allowance for credit losses on held to maturity debt securities	1	1
Total allowance for credit losses	$14,781	$16,868
Allowance for unfunded credit commitments	$201	$201

Allowance for Credit Losses on Debt Securities Held to Maturity

Management segmented debt securities held to maturity, selected methods to estimate losses for each segment, and measured a loss estimate. Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Corporate securities held to maturity were individually evaluated for expected credit loss by evaluating the issuer's financial condition, profitability, cash flows, and credit ratings. The Company has evaluated each issuer's historical financial performance and ability to service debt payments throughout and following the 2008-2009 recession. The Company has an expectation that nonpayment of the amortized cost basis continues to be zero. At December 31, 2024, no credit loss allowance was assigned to corporate securities held to maturity based on evaluation of each individual issuer's historical financial performance throughout full business cycles. Municipal securities were evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. Allowance for credit losses related to debt securities held to maturity was $1 thousand related to municipal securities at December 31, 2024 and December 31, 2023, reflecting the expected credit losses on debt securities held to maturity.

Allowance for Credit Losses on Loans

The Company's allowance for credit losses on loans represents Management's estimate of forecasted credit losses in the loan portfolio based on the current expected credit loss model. In evaluating credit risk for loans, Management measures the loss potential of the carrying value of loans. As described above, payments received on nonaccrual loans may be applied against the principal balance of the loans until such time as full collection of the remaining recorded balance is expected.

The preparation of the financial statements requires Management to estimate the amount of expected losses over the expected contractual life of the Bank's existing loan portfolio and establish an allowance for credit losses. Loan agreements generally include a maturity date, and the Company considers the contractual life of a loan agreement to extend from the date of origination to the contractual maturity date. In estimating credit losses, Management must exercise significant judgment in evaluating information deemed relevant. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.

The allowance for credit losses is established through provisions for credit losses charged to income. Losses on loans are charged to the allowance for credit losses when all or a portion of the recorded amount of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. The Company's allowance for credit losses is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall credit loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions, or credit protection agreements and other factors.

Loans that share common risk characteristics are segregated into pools based on common characteristics, which is primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. For consumer installment loans, primarily secured by automobiles, historical loss rates are determined using a vintage methodology, which tracks losses based on period of origination. For commercial, construction, and commercial real estate, historical loss rates are determined using an open pool methodology where losses are tracked over time for all loans included in the pool at the historical measurement date. Historical loss rates are adjusted for factors that are not reflected in the historical loss rates that are attributable to national or local economic or industry trends which have occurred but have not yet been recognized in past loan charge-off history, estimated losses based on management's reasonable and supportable expectation of economic trends over a forecast horizon of up to two years, and other factors that impact credit loss expectations that are not reflected in the historical loss rates. Other factors include, but are not limited to, the effectiveness of the Company's loan review system, adequacy of lending Management and staff, loan policies and procedures, problem loan trends, and concentrations of credit. At the end of the two-year forecast period loss rates revert immediately to the historical loss rates. The results of this analysis are applied to the amortized cost of the loans included within each pool.

Loans that do not share risk characteristics with other loans in the pools are evaluated individually. A loan is considered 'collateral-dependent' when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. A credit loss reserve for collateral-dependent loans is established at the difference between the amortized cost basis in the loan and the fair value of the underlying collateral adjusted for costs to sell. For other individually evaluated loans that are not collateral dependent, a credit loss reserve is established at the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate. The impact of an expected modification to be made to loans to borrowers experiencing financial difficulty is included in the allowance for credit losses when management determines such modification is likely.

Accrued interest is recorded in other assets and is excluded from the estimation of expected credit loss. Accrued interest is reversed through interest income when amounts are determined to be uncollectible, which generally occurs when the underlying receivable is placed on nonaccrual status or charged off.

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The following table summarizes the allowance for credit losses, chargeoffs and recoveries for the periods indicated.

	At and For the Years Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	($ in thousands)				
Analysis of the Allowance for Credit Losses					
Balance, end of prior period	$16,867	$20,284	$23,514	$23,854	$19,484
Adoption of ASU 2016-13	-	-	-	-	2,017
Balance, beginning of period	16,867	20,284	23,514	23,854	21,501
Provision for (reversal of) credit losses on loans	300	(1,150)	6	2	4,307
Loans charged off:					
Commercial	(283)	(410)	(20)	(56)	(236)
Commercial real estate	-	(45)	-	-	-
Consumer and other installment	(6,391)	(7,499)	(6,205)	(3,192)	(3,963)
Total chargeoffs	(6,674)	(7,954)	(6,225)	(3,248)	(4,199)
Recoveries of loans previously charged off:					
Commercial	124	2,359	376	228	351
Commercial real estate	204	71	62	743	49
Consumer and other installment	3,959	3,257	2,551	1,935	1,845
Total recoveries	4,287	5,687	2,989	2,906	2,245
Net loan losses	(2,387)	(2,267)	(3,236)	(342)	(1,954)
Balance, end of period	$14,780	$16,867	$20,284	$23,514	$23,854
Net loan losses as a percentage of average loans	(0.29)%	(0.25)%	(0.32)%	(0.03)%	(0.16)%
Selected financial data: (at period end)					
Loans	$820,300	$866,602	$958,488	$1,068,126	$1,256,243
Nonaccrual loans	201	403	146	692	4,329
Allowance for credit losses as a percentage of loans	1.80%	1.95%	2.12%	2.20%	1.90%
Nonaccrual loans as a percentage of loans	0.02%	0.05%	0.02%	0.06%	0.34%
Allowance for credit losses to nonaccrual loans	7353.23%	4185.36%	13893.15%	3397.98%	551.03%

The following table summarizes net (chargeoffs) recoveries and the ratio of net (chargeoffs) recoveries to average loans for the periods indicated:

	For the Year Ended December 31,								
	2024			2023			2022		
	Net (chargeoffs) Recoveries	Average Loan Balances	As a percentage of Net (chargeoffs) recoveries to Average loans	Net (chargeoffs) Recoveries	Average Loan Balances	As a percentage of Net (chargeoffs) recoveries to Average loans	Net (chargeoffs) Recoveries	Average Loan Balances	As a percentage of Net (chargeoffs) recoveries to Average loans
	($ in thousands)								
Commercial	($159)	$128,505	(0.12)%	$1,949	$149,137	1.31%	$356	$191,805	0.19%
Commercial real estate	204	493,282	0.04%	26	492,183	0.01%	62	504,713	0.01%
Construction	-	5,064	- %	-	4,362	- %	-	1,676	- %
Residential real estate	-	9,197	- %	-	12,080	- %	-	15,694	- %
Consumer and other installment	(2,432)	200,088	(1.22)%	(4,242)	254,554	(1.67)%	(3,654)	284,076	(1.29)%
Total	($2,387)	$836,136	(0.29)%	($2,267)	$912,316	(0.25)%	($3,236)	$997,964	(0.32)%

The Company's allowance for credit losses on loans is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall loan loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing and forecasted economic conditions, or credit protection agreements and other factors. Loans that share common risk characteristics are segregated into pools based on common characteristics, which are primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. Loans that do not share risk characteristics with other loans in the pools are evaluated individually. See Note 1 to the consolidated financial statements for additional information.

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The following table presents the allocation of the allowance for credit losses as of December 31 for the periods indicated.

| | At December 31, | | | | | | | | | |
| | 2024 | | 2023 | | 2022 | | 2021 | | 2020 | |
	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans
	($ in thousands)									
Commercial	$4,197	15%	$4,216	16%	$6,138	18%	$6,966	22%	$9,205	31%
Commercial real estate	6,034	62%	5,925	56%	5,888	51%	6,529	50%	5,660	45%
Construction	247	1%	245	1%	150	- %	2	- %	6	- %
Residential real estate	22	1%	26	1%	32	2%	45	2%	47	2%
Consumer installment and other	4,280	21%	6,455	26%	8,076	29%	9,972	26%	8,936	22%
Total	$14,780	100%	$16,867	100%	$20,284	100%	$23,514	100%	$23,854	100%

| | Allowance for Credit Losses For the Year Ended December 31, 2024 | | | | | |
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Allowance for credit losses:						
Balance at beginning of period	$4,216	$5,925	$245	$26	$6,455	$16,867
Provision (reversal)	140	(95)	2	(4)	257	300
Chargeoffs	(283)	-	-	-	(6,391)	(6,674)
Recoveries	124	204	-	-	3,959	4,287
Total allowance for credit losses	$4,197	$6,034	$247	$22	$4,280	$14,780

Management considers the $14.8 million allowance for credit losses on loans to be adequate as a reserve against current expected credit losses in the loan portfolio as of December 31, 2024.

See Note 3 to the consolidated financial statements for additional information related to the loan portfolio, loan portfolio credit risk, and allowance for credit losses.

Climate-Related Financial Risk

Climate change presents risk to the Company, our critical vendors and our customers. Our risk management practices incorporate the challenges brought about by climate change. The operations conducted in our centralized facilities and branch locations can be disrupted by acute physical risks such as flooding and windstorms, and by chronic physical risks such as rising sea levels, sustained higher temperatures, drought, and increased wildfires. Over the intermediate and longer-term, the Company can be subject to transition risks such as market demand, and policy and law changes.

None of the Company's physical locations are located near sea level, and only a limited number of branches are located in flood zones. The Company and its critical vendors maintain property and casualty insurance, and maintain and regularly test disaster recovery plans, which include redundant operational locations and power sources. The Company's operations do not use a significant amount of water in producing its products and services.

The Company monitors the climate risks of its loan customers. Borrowers with real estate loan collateral located in flood zones must carry flood insurance under the loans' terms. At December 31, 2024, the Company had $5 million in loans to agricultural borrowers; Management continuously monitors these customers' access to adequate water sources as well as their ability to sustain low crop yields and volatile commodity prices without encountering financial hardship. The Company makes automobile loans; changes in consumer demand, or governmental laws or policies, regarding gasoline, electric and hybrid vehicles are not considered to be material risks to the Company's automobile lending practices. The Company considers climate risk in its underwriting of corporate bonds, and avoids purchasing bonds of issuers, which, in Management's judgement, have elevated climate risk.

While the Company follows risk management practices related to climate risk, the Company may experience financial losses due to climate risk despite these precautions.

Asset/Liability and Market Risk Management

Asset/liability management involves the evaluation, monitoring and management of interest rate risk, market risk, liquidity and funding. The fundamental objective of the Company's management of assets and liabilities is to maximize its economic value while maintaining adequate liquidity and a conservative level of interest rate risk.

Interest Rate Risk

Interest rate risk is a significant market risk affecting the Company. Many factors affect the Company's exposure to interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Financial instruments may mature or re-price at different times. Financial instruments may re-price at the same time but by different amounts. Short-term and long-term market interest rates may change by different amounts. The timing and amount of cash flows of various financial instruments may change as interest rates change. In addition, the changing levels of interest rates may have an impact on bond portfolio volumes, accumulated other comprehensive (loss) income, loan demand and demand for various deposit products.

The Company's earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States government and its agencies, particularly the FOMC. The monetary policies of the FOMC can influence the overall demand for loans and growth of deposits and the level of interest rates earned on loans and investment securities and paid for deposits and other borrowings. The nature and impact of future changes in monetary policies are generally not predictable.

Management attempts to manage interest rate risk while enhancing the net interest margin and net interest income. At times, depending on expected increases or decreases in market interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, Management may adjust the Company's interest rate risk position. The Company's results of operations and net portfolio values remain subject to changes in interest rates and to fluctuations in the difference between long, intermediate, and short-term interest rates.

Management monitors the Company's interest rate risk using a purchased simulation model, which is periodically assessed using supervisory guidance issued by the Board of Governors of the Federal Reserve System, SR 11-7 "Guidance on Model Risk Management." Management measures its exposure to interest rate risk using a dynamic composition simulation and static simulation. Within the dynamic composition simulation, Management makes assumptions regarding the expected change in the volume of financial instruments given the assumed change in market interest rates. Within the static simulation, cash flows are assumed redeployed into like financial instruments at prevailing rates and yields. Both simulations are used to measure expected changes in net interest income assuming various levels of change in market interest rates.

The Company's asset and liability position was generally "asset sensitive" at December 31, 2024, based on the interest rate assumptions applied to the simulation model. An "asset sensitive" position results in a larger change in interest income than in interest expense resulting from application of assumed interest rate changes. However, in the dynamic simulation, an assumed decline in interest rates is expected to result in improved deposit balances funding higher earning asset levels. Further, in the dynamic simulation, no change in interest rates is expected to result in a decline in net interest income as asset yields remain stable and deposit costs rise as the Bank negotiates deposit rates with customers in the current environment.

At December 31, 2024, Management's most recent measurements of estimated changes in net interest income were:

Dynamic simulation (balance sheet composition changes):

Assumed change in interest rates over 1 year	-2.00%	-1.00%	0.00%	+1.00%	+2.00%
First year change in net interest income	-7.29%	-1.76%	-0.40%	+2.55%	+4.87%

Static simulation (balance sheet composition unchanged):

Assumed immediate change in interest rates	-2.00%	-1.00%	0.00%	+1.00%	+2.00%
First year change in net interest income	-14.60%	-7.30%	0.00%	+6.60%	+13.30%

Simulation estimates depend on, and will change with, the size and mix of the actual and projected composition of financial instruments at the time of each simulation. Assumptions made in the simulation may not materialize and unanticipated events and circumstances may occur. In addition, the simulation does not take into account any future actions Management may undertake to mitigate the impact of interest rate changes, loan prepayment estimates and spread relationships, which may change regularly.

The Company does not currently engage in trading activities or use derivative instruments to manage interest rate risk, even though such activities may be permitted with the approval of the Company's Board of Directors.

Market Risk - Equity Markets

Equity price risk can affect the Company. Preferred or common stock holdings, as permitted by banking regulations, can fluctuate in value. Changes in value of preferred or common stock holdings are recognized in the Company's income statement.

Fluctuations in the Company's common stock price can impact the Company's financial results in several ways. First, the Company has at times repurchased and retired its common stock; the market price paid to retire the Company's common stock affects the level of the Company's shareholders' equity, cash flows and shares outstanding. Second, the Company's common stock price impacts the number of dilutive equivalent shares used to compute diluted earnings per share. Third, fluctuations in the Company's common stock price can motivate holders of options to purchase Company common stock through the exercise of such options thereby increasing the number of shares outstanding and potentially adding volatility to the book tax provision. Finally, the amount of compensation expense and tax deductions associated with share based compensation fluctuates with changes in and the volatility of the Company's common stock price.

Market Risk - Other

Market values of loan collateral can directly impact the level of loan chargeoffs and the provision for credit losses. The financial condition and liquidity of debtors issuing bonds and debtors whose mortgages or other obligations are securitized can directly impact the credit quality of the Company's investment securities portfolio requiring the Company to establish or increase reserves for expected credit losses. Other types of market risk, such as foreign currency exchange risk, are not significant in the normal course of the Company's business activities.

Liquidity and Funding

The objective of liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund the Bank's operations and meet obligations and other commitments on a timely basis and at a reasonable cost. The Bank achieves this objective through the selection of asset and liability maturity mixes that it believes best meet its needs. The Bank's liquidity position is enhanced by its ability to raise additional funds as needed by borrowing from correspondent banks or in the wholesale markets, or by selling debt securities available for sale.

In recent years, the Bank's deposit base has provided the majority of the Bank's funding requirements. This low-cost source of funds, along with shareholders' equity, provided 96% of funding for average total assets for the year ended December 31, 2024 and 97% for the year ended December 31, 2023. The Bank's funding from customer deposits is in part reliant on the confidence clients have in the Bank. The Bank places a very high priority in maintaining this confidence through conservative credit risk and capital management practices and by maintaining an appropriate level of liquidity.

Total deposits were $5,012 million at December 31, 2024 and $5,474 million at December 31, 2023. Total time deposits were $82 million at December 31, 2024 and $97 million at December 31, 2023. The Company has no foreign time deposits. The standard FDIC deposit insurance amount is $250,000 per depositor, for each account ownership category. At December 31, 2024, estimated federally uninsured total deposits and time deposits were $2,491 million and $4 million, respectively.

Banking industry deposits, including for Westamerica Bank, grew rapidly in 2020 and 2021 due to the injection of fiscal stimulus into the United States economy, including Paycheck Protection Program loans, and an easing of Federal Reserve monetary policy, both in response to the COVID pandemic. Federal Reserve monetary policy easing included reduction in the federal funds rate to a range of 0.00% to 0.25% and net purchases of Treasury securities and agency mortgage-backed securities, which increase the money supply and aggregate bank deposits. Subsequently, inflation rose considerably while employment conditions remained strong. In 2022 and 2023, the Federal Reserve's monetary policy reversed to tightening, in an effort to reduce inflation. The monetary policy tightening included increasing and keeping the federal funds rate to a range of 5.25% to 5.50% and net reductions of Treasury securities and agency mortgage-backed securities, which reduce the money supply and aggregate bank deposits. Westamerica Bank's deposit totals are subject to both the fiscal policies of the United States government and monetary policies of the Federal Reserve; the decline in Westamerica Bank deposits during 2023 was influenced by these fiscal and monetary policies. In addition, the Internal Revenue Service ("IRS") declared every county in which Westamerica Bank operates as Natural Disaster Areas due to 2022-2023 winter storms; the IRS and California Franchise Tax Board extended the 2022 tax filing deadline and 2023 tax installment payment due dates to November 16, 2023. Management believes this deferment of tax payment deadlines impacted deposit totals in the fourth quarter 2023 as customers paid their federal and California tax obligations. Total deposits declined $462,417 thousand from December 31, 2023 to December 31, 2024 due to competitive financial product pricing.

The following table shows the time remaining to maturity of the Company's estimated amounts of uninsured time deposits with a balance greater than $250,000 per depositor per category:

	At December 31, 2024
	(In thousands)
Three months or less	$1,850
Over three through six months	453
Over six through twelve months	1,898
Over twelve months	84
Total	$4,285

Liquidity is further provided by assets such as balances held at the Federal Reserve Bank, and principal and interest payments from debt securities and loans. At December 31, 2024, the Company had $601,494 thousand in cash balances. During the twelve months ending December 31, 2025, the Company expects to receive $309,000 thousand in principal payments from its debt securities. If additional operational liquidity is required, the Company can pledge debt securities as collateral for borrowing purposes; at December 31, 2024, the Company's debt securities which qualify as collateral for borrowing totaled $3,534,099 thousand. In the ordinary course of business, the Company pledges debt securities as collateral for certain depository customers; at December 31, 2024, the Company had pledged $726,784 thousand in debt securities for depository customers. In the ordinary course of business, the Company pledges debt securities as collateral for borrowing from the Federal Reserve Bank; at December 31, 2024, the Company had pledged $766,606 thousand in debt securities at the Federal Reserve Bank. During the year ended December 31, 2024, the Company's average borrowings from the Federal Reserve Bank and other correspondent banks were $107,364 thousand and $-0- thousand, respectively, and at December 31, 2024, the Company had no borrowings from the Federal Reserve Bank or other correspondent banks. At December 31, 2024, the Company had access to borrowing from the Federal Reserve up to $766,606 thousand based on collateral pledged at December 31, 2024. At December 31, 2024, the Company's estimated unpledged collateral qualifying debt securities totaled $1,597,486 thousand. Debt securities eligible as collateral are shown at market value unless noted otherwise:

	At December 31, 2024
	(in thousands)
Debt Securities Eligible as Collateral:	
Corporate Securities	$2,539,147
Collateralized Loan Obligations rated AAA	311,650
Obligations of States and Political Subdivisions	113,082
Agency Mortgage Backed Securities	273,148
Securities of U.S. Government Sponsored Entities	292,117
U.S. Treasury Securities	4,955
Total Debt Securities Eligible as Collateral	$3,534,099
Debt Securities Pledged as Collateral:	
Debt Securities Pledged at the Federal Reserve Bank	($766,606)
Deposits by Public Entities	(726,784)
Securities Sold under Repurchase Agreements	(434,205)
Other	(9,018)
Total Debt Securities Pledged as Collateral	($1,936,613)
Estimated Debt Securities Available to Pledge	$1,597,486

Liquidity risk can result from the mismatching of asset and liability cash flows, or from disruptions in the financial markets. The Bank performs liquidity stress tests on a periodic basis to evaluate the sustainability of its liquidity. Under the stress testing, the Bank assumes outflows of funds increase beyond expected levels. Measurement of such heightened outflows considers the composition of the Bank's deposit base, including any concentration of deposits, non-deposit funding such as short-term borrowings, and unfunded lending commitments. The composition of the Bank's deposits is considered including the broad industry and geographic diversification in the Bank's market area. The Bank evaluates its stock of highly liquid assets to meet the assumed higher levels of outflows. Highly liquid assets include cash and amounts due from other banks from daily transaction settlements, reduced by branch cash needs and any Federal Reserve Bank reserve requirements, and investment securities based on regulatory guidelines. Based on the results of the most recent liquidity stress test, Management is satisfied with the liquidity condition of the Bank. However, no assurance can be given the Bank will not experience a period of reduced liquidity.

Management continually monitors the Bank's cash levels. Loan demand from credit worthy borrowers will be dictated by economic and competitive conditions. The Bank aggressively solicits non-interest bearing demand deposits and money market checking deposits, which are the least sensitive to changes in interest rates. The growth of these deposit balances is subject to heightened competition, the success of the Bank's sales efforts, delivery of superior customer service, new regulations and market conditions. The Bank does not aggressively solicit higher-costing time deposits. Changes in interest rates, most notably rising or elevated interest rates, or increased consumer spending, could impact deposit volumes. Depending on economic conditions, interest rate levels, liquidity management and a variety of other conditions, any deposit growth may be used to fund loans or purchase investment securities. However, due to possible volatility in economic conditions, competition and political uncertainty, loan demand and levels of customer deposits are not certain. Shareholder dividends are expected to continue subject to the Board's discretion and continuing evaluation of capital levels, earnings, asset quality and other factors.

Westamerica Bancorporation ("Parent Company") is a separate entity apart from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Parent Company is responsible for the payment of dividends declared for its shareholders, and interest and principal on any outstanding debt. The Parent Company had no debt as of December 31, 2024. Substantially all of the Parent Company's revenues are obtained from subsidiary dividends and service fees.

The Bank's dividends paid to the Parent Company, proceeds from the exercise of stock options, and Parent Company cash balances provided adequate cash for the Parent Company to pay shareholder dividends of $47 million in the year ended December 31, 2024 and $46 million in the year ended December 31, 2023 and retire common stock in the amounts of $210 thousand in the year ended December 31, 2024 and $14 million in the year ended December 31, 2023. Payment of dividends to the Parent Company by the Bank is limited under California and Federal laws. The Company believes these regulatory dividend restrictions will not impact Parent Company's ability to meet its ongoing cash obligations. The Parent Company's cash balance was $263 million at December 31, 2024 and $155 million at December 31, 2023.

Capital Resources

The Company has historically generated high levels of earnings, which provide a means of accumulating capital. The Company's net income as a percentage of average shareholders' equity ("return on equity" or "ROE") was 13.8% for the year ended December 31, 2024 and 18.1% for the year ended December 31, 2023. The Company also raises capital as employees exercise stock options. Capital raised through the exercise of stock options was $1.5 million in the year ended December 31, 2024 and $950 thousand in the year ended December 31, 2023.

The Company paid common dividends totaling $47 million in the year ended December 31, 2024 and $46 million in the year ended December 31, 2023, which represent dividends per common share of $1.76 and $1.72, respectively. The Company's earnings have historically exceeded dividends paid to shareholders. The amount of earnings in excess of dividends provides the Company resources to finance growth and maintain appropriate levels of shareholders' equity. In the absence of profitable growth opportunities, the Company has at times repurchased and retired its common stock as another means to return capital to shareholders. The Company retired 4 thousand shares valued at $210 thousand in the year ended December 31, 2024 and 274 thousand shares valued at $14 million in the year ended December 31, 2023.

The Company's primary capital resource is shareholders' equity, which was $890 million at December 31, 2024 compared with $773 million at December 31, 2023. The Company's ratio of equity to total assets was 14.65% at December 31, 2024 and 12.14% at December 31, 2023.

The Company performs capital stress tests on a periodic basis to evaluate the sustainability of its capital. Under the stress testing, the Company assumes various scenarios such as deteriorating economic and operating conditions, and unanticipated asset devaluations. The Company measures the impact of these scenarios on its earnings and capital. Based on the results of the most recent stress tests, Management is satisfied with the capital condition of the Bank and the Company. However, no assurance can be given the Bank or Company will not experience a period of reduced earnings or a reduction in capital from unanticipated events and circumstances.

Capital to Risk-Adjusted Assets

The capital ratios for the Company and the Bank under current regulatory capital standards are presented in the tables below, on the dates indicated. For Common Equity Tier I Capital, Tier 1 Capital and Total Capital, the minimum percentage required for regulatory capital adequacy purposes include a 2.5% "capital conservation buffer."

	At December 31, 2024		Required for Capital Adequacy Purposes	To Be Well-capitalized Under Prompt Corrective Action Regulations (Bank)
	Company	Bank		
Common Equity Tier I Capital	22.46%	15.33%	7.00%	6.50%
Tier I Capital	22.46%	15.33%	8.50%	8.00%
Total Capital	22.82%	15.84%	10.50%	10.00%
Leverage Ratio	15.30%	10.41%	4.00%	5.00%

	At December 31, 2023		Required for Capital Adequacy Purposes	To Be Well-capitalized Under Prompt Corrective Action Regulations (Bank)
	Company	Bank		
Common Equity Tier I Capital	18.76%	14.46%	7.00%	6.50%
Tier I Capital	18.76%	14.46%	8.50%	8.00%
Total Capital	19.15%	14.98%	10.50%	10.00%
Leverage Ratio	12.86%	9.88%	4.00%	5.00%

The Company and the Bank routinely project capital levels by analyzing forecasted earnings, credit quality, shareholder dividends, asset volumes, share repurchase activity, stock option exercise proceeds, and other factors. Based on current capital projections, the Bank expects to maintain regulatory capital levels in excess of the minimum required to be considered well-capitalized under the prompt corrective action framework. The Company expects to continue paying quarterly dividends to shareholders. No assurance can be given that changes in capital management plans will not occur.

Deposit Categories

The Company primarily attracts deposits from local businesses and professionals, as well as through retail savings and checking accounts, and, to a more limited extent, certificates of deposit. The following table summarizes the Company's average daily amount of deposits and the rates paid for the periods indicated:

Deposit Distribution and Average Rates Paid

	For the Years Ended December 31,								
	2024			2023			2022		
	Average Balance	Percentage of Total Deposits	Rate	Average Balance	Percentage of Total Deposits	Rate	Average Balance	Percentage of Total Deposits	Rate
	($ In thousands)								
Noninterest-bearing demand	$2,445,945	47.3%	- %	$2,748,544	47.5%	- %	$3,018,350	47.0%	- %
Interest bearing:									
Transaction	977,912	18.9%	0.03%	1,156,684	20.0%	0.04%	1,289,956	20.1%	0.03%
Savings	1,660,227	32.1%	0.63%	1,766,225	30.5%	0.17%	1,967,902	30.7%	0.06%
Time less than $100 thousand	57,064	1.1%	0.17%	67,832	1.2%	0.30%	77,007	1.2%	0.23%
Time $100 thousand or more	33,794	0.6%	0.55%	48,076	0.8%	0.24%	62,411	1.0%	0.25%
Total [1]	$5,174,942	100.0%	0.40%	$5,787,361	100.0%	0.12%	$6,415,626	100.0%	0.05%

[1] The rates for total deposits were calculated using the average balances of interest-bearing deposits.

The Company's strategy includes building the value of its deposit base by building balances of lower-costing deposits and avoiding reliance on higher-costing time deposits. Average balances of higher costing time deposits declined 35% to $91 million from 2022 to 2024. The Company's average balances of checking and savings accounts represented 98% of average balances of total deposits in 2024, 2023 and 2022.

Total time deposits were $82 million and $97 million at December 31, 2024 and December 31, 2023, respectively. The following table sets forth, by time remaining to maturity, the Company's total domestic time deposits. The Company has no foreign time deposits.

Time Deposits Maturity Distribution

	At December 31, 2024
	(In thousands)
2025	$65,470
2026	7,800
2027	3,639
2028	2,603
2029	2,710
Thereafter	16
Total	$82,238

Short-term Borrowings

The following table sets forth the short-term borrowings of the Company:

Short-Term Borrowings Distribution

	At December 31,		
	2024	2023	2022
	(In thousands)		
Securities sold under agreements to repurchase the securities	$120,322	$58,162	$57,792
Total short-term borrowings	$120,322	$58,162	$57,792

Further detail of federal funds purchased and other borrowed funds is as follows:

	For the Years Ended December 31,		
	2024	2023	2022
	($ in thousands)		
Federal funds purchased balances and rates paid on outstanding amount:			
Average balance for the year	$ -	$ -	$1
Maximum month-end balance during the year	-	-	-
Average interest rate for the year	- %	- %	4.68%
Average interest rate at period end	- %	- %	- %
Securities sold under agreements to repurchase the securities balances and rates paid on outstanding amount:			
Average balance for the year	$89,381	$89,298	$109,282
Maximum month-end balance during the year	132,487	138,005	257,560
Average interest rate for the year	0.74%	0.13%	0.07%
Average interest rate at period end	0.62%	0.31%	0.06%
Bank Term Funding Program borrowings balances and rates paid on outstanding amount:			
Average balance for the year	$107,364	$ -	$ -
Maximum month-end balance during the year	200,000	-	-
Average interest rate for the year	5.40%	- %	- %
Average interest rate at period end	- %	- %	- %

Financial Ratios

The following table shows key financial ratios for the periods indicated:

	At and For the Years Ended December 31,		
	2024	2023	2022
Return on average total assets	2.15%	2.35%	1.65%
Return on average common shareholders' equity	13.82%	18.08%	15.21%
Average shareholders' equity as a percentage of:			
Average total assets	15.57%	13.02%	10.83%
Average total loans	119.99%	98.06%	80.41%
Average total deposits	19.39%	15.46%	12.51%
Common dividend payout ratio	34%	28%	37%

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ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk, even though such activities may be permitted with the approval of the Company's Board of Directors.

Credit risk and interest rate risk are the most significant market risks affecting the Company, and equity price risk can also affect the Company's financial results. These risks are described in the preceding sections regarding "Loan Portfolio Credit Risk," and "Asset/Liability and Market Risk Management." Other types of market risk, such as foreign currency exchange risk and commodity price risk, are not significant in the normal course of the Company's business activities.

Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Westamerica Bancorporation and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based upon criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, Management determined that the Company's internal control over financial reporting was effective as of December 31, 2024 based on the criteria in Internal Control - Integrated Framework (2013) issued by COSO.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting. Their opinion and attestation on internal control over financial reporting appear on page 88.

Dated: February 28, 2025

WESTAMERICA BANCORPORATION
CONSOLIDATED BALANCE SHEETS

| | At December 31, | |
	2024	2023
	(In thousands)	
Assets:		
Cash and due from banks	$601,494	$190,314
Debt securities available for sale	3,395,810	3,999,801
Debt securities held to maturity, net of allowance for credit losses of		
$1 at December 31, 2024 and $1 at December 31, 2023		
(Fair value of $807,838 at December 31, 2024 and $849,562 at December 31, 2023)	844,634	878,396
Loans	820,300	866,602
Allowance for credit losses on loans	(14,780)	(16,867)
Loans, net of allowance for credit losses on loans	805,520	849,735
Premises and equipment, net	26,133	27,016
Identifiable intangibles, net	125	347
Goodwill	121,673	121,673
Other assets	280,885	297,310
Total Assets	$6,076,274	$6,364,592
Liabilities:		
Noninterest-bearing deposits	$2,333,389	$2,605,844
Interest-bearing deposits	2,678,461	2,868,423
Total deposits	5,011,850	5,474,267
Short-term borrowed funds	120,322	58,162
Other liabilities	54,145	59,269
Total Liabilities	5,186,317	5,591,698
Contingencies (Note 12)		
Shareholders' Equity:		
Common stock and additional paid-in capital		
Common stock (no par value), authorized - 150,000 shares		
Issued and outstanding: 26,708 at December 31, 2024 and 26,671 at December 31, 2023	476,471	473,136
Deferred compensation	35	35
Accumulated other comprehensive loss	(168,104)	(190,282)
Retained earnings	581,555	490,005
Total Shareholders' Equity	889,957	772,894
Total Liabilities and Shareholders' Equity	$6,076,274	$6,364,592

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands, except per share data)		
Interest and Loan Fee Income:			
Loans	$45,286	$47,116	$49,682
Nonmarketable equity securities	719	630	537
Debt securities available for sale	167,842	190,039	144,646
Debt securities held to maturity	34,502	35,557	19,101
Interest-bearing cash	19,665	10,671	7,790
Total Interest and Loan Fee Income	268,014	284,013	221,756
Interest Expense:			
Deposits	10,941	3,770	1,846
Bank Term Funding Program Borrowings	5,813	-	-
Securities Sold under Repurchase Agreements	665	120	79
Total Interest Expense	17,419	3,890	1,925
Net Interest and Loan Fee Income	250,595	280,123	219,831
Provision (Reversal of Provision) for Credit Losses	300	(1,150)	-
Net Interest and Loan Fee Income After Provision (Reversal of Provision) For Credit Losses	250,295	281,273	219,831
Noninterest Income:			
Service charges on deposit accounts	14,025	14,169	14,490
Merchant processing services	10,449	11,280	11,623
Debit card fees	6,853	7,185	7,879
Trust fees	3,318	3,122	3,216
ATM processing fees	2,170	2,618	2,160
Other service fees	1,770	1,765	1,808
Life insurance gains	202	279	930
Securities losses	-	(125)	-
Other noninterest income	4,368	3,229	3,015
Total Noninterest Income	43,155	43,522	45,121
Noninterest Expense:			
Salaries and related benefits	50,292	47,871	46,125
Occupancy and equipment	20,673	20,520	19,884
Outsourced data processing services	10,271	9,846	9,684
Limited partnership operating losses	5,185	5,754	5,724
Courier service	2,709	2,652	2,614
Professional fees	1,470	1,751	2,628
Other noninterest expense	13,791	14,822	12,702
Total Noninterest Expense	104,391	103,216	99,361
Income Before Income Taxes	189,059	221,579	165,591
Provision for income taxes	50,423	59,811	43,557
Net Income	$138,636	$161,768	$122,034
Average Common Shares Outstanding	26,685	26,703	26,895
Diluted Average Common Shares Outstanding	26,686	26,706	26,907
Per Common Share Data:			
Basic earnings	$5.20	$6.06	$4.54
Diluted earnings	5.20	6.06	4.54
Dividends paid	1.76	1.72	1.68

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Net Income	$138,636	$161,768	$122,034
Other comprehensive income (loss):			
Changes in net unrealized losses on debt securities available for sale	31,486	93,326	(434,107)
Deferred tax (expense) benefit	(9,308)	(27,591)	128,338
Reclassification of losses included in net income	-	125	-
Deferred tax benefit on losses included in net income	-	(37)	-
Changes in unrealized losses on debt securities available for sale, net of tax	22,178	65,823	(305,769)
Total Comprehensive Income (Loss)	$160,814	$227,591	($183,735)

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
			(In thousands, except per share data)			
Balance, December 31, 2021	26,866	$471,008	$35	$49,664	$306,395	$827,102
Net income for the year 2022					122,034	122,034
Other comprehensive loss				(305,769)		(305,769)
Exercise of stock options	40	2,255				2,255
Restricted stock activity	8	492				492
Stock based compensation	-	1,309				1,309
Stock awarded to employees	2	87				87
Retirement of common stock	(3)	(65)			(153)	(218)
Dividends ($1.68 per share)					(45,182)	(45,182)
Balance, December 31, 2022	26,913	475,086	35	(256,105)	383,094	602,110
Net income for the year 2023					161,768	161,768
Other comprehensive income				65,823		65,823
Exercise of stock options	22	950				950
Restricted stock activity	9	508				508
Stock based compensation	-	1,356				1,356
Stock awarded to employees	1	80				80
Retirement of common stock	(274)	(4,844)			(8,903)	(13,747)
Dividends ($1.72 per share)					(45,954)	(45,954)
Balance, December 31, 2023	26,671	473,136	35	(190,282)	490,005	772,894
Net income for the year 2024					138,636	138,636
Other comprehensive income				22,178		22,178
Exercise of stock options	29	1,487				1,487
Restricted stock activity	11	505				505
Stock based compensation	-	1,483				1,483
Stock awarded to employees	1	74				74
Excise tax on 2023 net common stock repurchases		(132)				(132)
Retirement of common stock	(4)	(82)			(128)	(210)
Dividends ($1.76 per share)					(46,958)	(46,958)
Balance, December 31, 2024	26,708	$476,471	$35	($168,104)	$581,555	$889,957

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Operating Activities:			
Net income	$138,636	$161,768	$122,034
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization/accretion	10,404	11,774	16,565
Provision (Reversal of Provision) for credit losses	300	(1,150)	-
Net amortization of deferred loan fees	(270)	(573)	(1,704)
Stock option compensation expense	1,483	1,356	1,309
Life insurance gains	(202)	(279)	(930)
Securities losses	-	125	-
Net gain on sale of other assets	(1,367)	-	-
Income taxes (receivable) payable	(8,424)	(869)	3,020
Net changes in:			
Interest income receivable	9,962	(1,010)	(18,037)
Net deferred taxes	1,593	(1,995)	697
Other assets	(1,827)	(3,443)	(2,415)
Interest expense payable	(8)	(12)	(10)
Other liabilities	(8,708)	(7,484)	(6,827)
Net Cash Provided by Operating Activities	141,572	158,208	113,702
Investing Activities:			
Net repayments of loans	44,185	90,192	108,107
Proceeds from life insurance policies	1,059	604	3,041
Proceeds from sale of other assets	5,378	-	-
Purchases of debt securities available for sale	(20,735)	-	(636,228)
Proceeds from sale/maturity/calls of debt securities available for sale	647,529	416,447	500,160
Purchases of debt securities held to maturity	-	-	(718,940)
Proceeds from maturity/calls of debt securities held to maturity	40,006	43,518	111,059
Purchase of Federal Reserve Bank stock	-	(2,326)	-
Proceeds from redemption of Federal Reserve Bank stock	-	-	2,326
Purchases of premises and equipment	(1,744)	(1,161)	(811)
Net Cash Provided by (Used in) Investing Activities	715,678	547,274	(631,286)
Financing Activities:			
Net change in deposits	(462,417)	(751,023)	(188,666)
Net change in short-term borrowings	62,160	370	(88,454)
Exercise of stock options	1,487	950	2,255
Retirement of common stock	(210)	(13,747)	(218)
Excise tax on 2023 net common stock repurchases	(132)	-	-
Common stock dividends paid	(46,958)	(45,954)	(45,182)
Net Cash Used in Financing Activities	(446,070)	(809,404)	(320,265)
Net Change In Cash and Due from Banks	411,180	(103,922)	(837,849)
Cash and Due from Banks at Beginning of Period	190,314	294,236	1,132,085
Cash and Due from Banks at End of Period	$601,494	$190,314	$294,236
Supplemental Cash Flow Disclosures:			
Supplemental disclosure of noncash activities:			
Right-of-use assets acquired in exchange for operating lease liabilities	$5,070	$8,866	$3,533
Supplemental disclosure of cash flow activities:			
Cash paid for amounts included in operating lease liabilities	6,524	6,217	6,037
Interest paid for the period	17,427	3,902	1,935
Income tax payments for the period	57,255	64,017	39,840

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Business and Accounting Policies

Westamerica Bancorporation, a registered bank holding company (the "Company"), provides a full range of banking services to corporate and individual customers in Northern and Central California through its wholly-owned subsidiary bank, Westamerica Bank (the "Bank"). The Bank is subject to competition from both financial and nonfinancial institutions and to the regulations of certain agencies and undergoes periodic examinations by those regulatory authorities. All of the financial service operations are considered by management to be aggregated in one reportable operating segment.

The Company has evaluated events and transactions subsequent to the balance sheet date. Based on this evaluation, the Company is not aware of any events or transactions that occurred subsequent to the balance sheet date but prior to filing that would require recognition or disclosure in its consolidated financial statements. Certain amounts in prior periods have been reclassified to conform to the current presentation.

Management continues to actively evaluate the impacts of inflation, the Federal Reserve's monetary policy and climate changes on the Company's business. During 2023, the banking industry experienced significant volatility with several bank failures. Industrywide concerns developed related to liquidity, deposit outflows and unrealized losses on investment debt securities. These events could adversely affect the Company's ability to effectively fund its operations. Any one or a combination of such risk factors, or other factors, could materially adversely affect the Company's business, financial condition, results of operations and prospects. The extent of the impact on the Company's results of operations, cash flow, liquidity, and financial performance, as well as the Company's ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The accounting policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, it is reasonably possible conditions could change materially affecting results of operations and financial conditions. The following is a summary of significant policies used in the preparation of the accompanying financial statements.

Accounting Estimates. Certain accounting policies underlying the preparation of these financial statements require Management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in fair value of an asset not carried on the financial statements at fair value warrants an impairment writedown or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. The allowance for credit losses accounting is an area requiring the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. A discussion of the factors affecting the accounting for the allowance for credit losses on loans is included in the following "Loans" and "Allowance for Credit Losses" sections. Carrying assets and liabilities at fair value inherently results in financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third party sources, when available. The "Securities" section discusses the factors that may affect the valuation of the Company's securities including sensitivity to market changes. Although the estimates contemplate current conditions actual results can change.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all the Company's subsidiaries. Significant intercompany transactions have been eliminated in consolidation. The Company does not maintain or conduct transactions with any unconsolidated special purpose entities.

Cash. Cash includes Due From Banks balances which are readily convertible to known amounts of cash and are generally 90 days or less from maturity at the time of initiation, presenting insignificant risk of changes in value due to interest rate changes.

Equity Securities. Equity securities consist of marketable equity securities and mutual funds which are recorded at fair value. Unrealized gains and losses are included in net income. There were no equity securities at December 31, 2024 and December 31, 2023.

Debt Securities. Debt securities consist of the securities of government sponsored entities, states, counties, municipalities, corporations, agency and non-agency mortgage-backed securities, collateralized loan obligations and commercial paper. Securities transactions are recorded on a trade date basis. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value with unrealized gains and losses included in net income. Held to maturity debt securities are those securities which the Company has the ability and intent to hold until maturity. Held to maturity debt securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. Securities not included in trading or held to maturity are classified as available for sale debt securities. Available for sale debt securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available for sale debt securities are included in accumulated other comprehensive income. Accrued interest is recorded within other assets and reversed against interest income if it is not received.

The Company utilizes third-party sources to value its investment securities; securities individually valued using quoted prices in active markets are classified as Level 1 assets in the fair value hierarchy, and securities valued using quoted prices in active markets for similar securities (commonly referred to as "matrix" pricing) are classified as Level 2 assets in the fair value hierarchy. The Company validates the reliability of third-party provided values by comparing individual security pricing for securities between more than one third-party source. When third-party information is not available, valuation adjustments are estimated in good faith by Management and classified as Level 3 in the fair value hierarchy.

The Company follows the guidance issued by the Board of Governors of the Federal Reserve System, "Investing in Securities without Reliance on Nationally Recognized Statistical Rating Agencies" (SR 12-15) and other regulatory guidance when performing investment security pre-purchase analysis or evaluating investment securities for credit loss. Credit ratings issued by recognized rating agencies are considered in the Company's analysis only as a guide to the historical default rate associated with similarly-rated bonds.

To the extent that debt securities in the held-to-maturity portfolio share common risk characteristics, estimated expected credit losses are calculated in a manner like that used for loans held for investment. That is, for pools of such securities with common risk characteristics, the historical lifetime probability of default and severity of loss in the event of default is derived or obtained from external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the securities on those historical credit losses. Expected credit loss on each security in the held-to-maturity portfolio that do not share common risk characteristics with any of the pools of debt securities is individually evaluated and a reserve for credit losses is established at the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded amortized cost basis of the security. For certain classes of debt securities, the bank considers the history of credit losses, current conditions and reasonable and supportable forecasts, which may indicate that the expectation that nonpayment of the amortized cost basis is or continues to be zero. Therefore, for those securities, the bank does not record expected credit losses.

Available for sale debt securities in unrealized loss positions are evaluated to determine whether all or some portion of the security's unrealized loss is credit related, at least quarterly. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, expected cash flows of underlying collateral, the extent of the unrealized loss, the existence of any government or agency guarantees, and market conditions. For available for sale debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes. Although these evaluations involve significant judgment, an unrealized loss in the fair value of a debt security is generally considered to not be related to credit when the fair value of the security is below the carrying value primarily due to changes in risk-free interest rates, there has not been significant deterioration in the financial condition of the issuer, and the Company does not intend to sell nor does it believe it will be required to sell the security before the recovery of its cost basis.

If the Company intends to sell a debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses with any incremental loss reported in earnings.

Purchase premiums are amortized to the earliest call date and purchase discounts are amortized to maturity as an adjustment to yield using the effective interest method. Unamortized premiums, unaccreted discounts, and early payment premiums are recognized as a component of gain or loss on sale upon disposition of the related security. Interest and dividend income are recognized when earned. Realized gains and losses from the sale of available for sale debt securities are included in earnings using the specific identification method.

Nonmarketable Equity Securities. Nonmarketable equity securities include securities that are not publicly traded, such as Visa Class B common stock, and securities acquired to meet regulatory requirements, such as Federal Reserve Bank stock, which are restricted. These restricted securities are accounted for under the cost method and are included in other assets. The Company reviews those assets accounted for under the cost method at least quarterly. The Company's review typically includes an analysis of the facts and circumstances of each investment, the expectations for the investment's cash flows and capital needs, the viability of its business model and any exit strategy. When the review indicates that impairment exists the asset value is reduced to fair value. The Company recognizes the estimated loss in noninterest income.

Loans. Loans are stated at the principal amount outstanding, net of unearned discount and unamortized deferred fees and costs. Interest is accrued daily on the outstanding principal balances and included in other assets. Loans which are more than 90 days delinquent with respect to interest or principal, unless they are well secured and in the process of collection, and other loans on which full recovery of principal or interest is in doubt, are placed on nonaccrual status. Interest previously accrued on loans placed on nonaccrual status is charged against interest income. In addition, some loans secured by real estate and commercial loans to borrowers experiencing financial difficulties are placed on nonaccrual status even though the borrowers continue to repay the loans as scheduled. When the ability to fully collect nonaccrual loan principal is in doubt, payments received are applied against the principal balance of the loans on a cost-recovery method until such time as full collection of the remaining recorded balance is expected. Any additional interest payments received after that time are recorded as interest income on a cash basis. Nonaccrual loans are reinstated to accrual status when none of the loan's principal and interest is past due and improvements in credit quality eliminate doubt as to the full collectability of both principal and interest, or the loan otherwise becomes well secured and in the process of collection. Certain consumer loans or auto receivables are charged off against the allowance for credit losses when they become 120 days past due.

Allowance for Credit Losses. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified the following portfolio segments, related risks and methods for measuring the allowance for credit losses. The Company extends loans to commercial and consumer customers primarily in Northern and Central California. These lending activities expose the Company to the risk borrowers will default, causing loan losses. The Company's lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers' business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the borrowers' business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers' performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers' financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

The preparation of these financial statements requires Management to estimate the amount of expected losses over the expected contractual life of the Bank's existing loan portfolio and establish an allowance for credit losses. Loan agreements generally include a maturity date, and the Company considers the contractual life of a loan agreement to extend from the date of origination to the contractual maturity date. In estimating credit losses, Management must exercise significant judgment in evaluating information deemed relevant. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.

The allowance for credit losses is established through provisions for credit losses charged to income. Losses on loans are charged to the allowance for credit losses when all or a portion of the recorded amount of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. The Company's allowance for credit losses is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall credit loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions, or credit protection agreements and other factors.

Loans that share common risk characteristics are segregated into pools based on common characteristics, which is primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. For consumer installment loans, primarily secured by automobiles, historical loss rates are determined using a vintage methodology, which tracks losses based on period of origination. For commercial, construction, and commercial real estate, historical loss rates are determined using an open pool methodology where losses are tracked over time for all loans included in the pool at the historical measurement date. Historical loss rates are adjusted for factors that are not reflected in the historical loss rates that are attributable to national or local economic or industry trends which have occurred but have not yet been recognized in past loan charge-off history, estimated losses based on management's reasonable and supportable expectation of economic trends over a forecast horizon of up to two years, and other factors that impact credit loss expectations that are not reflected in the historical loss rates. Other factors include, but are not limited to, the effectiveness of the Company's loan review system, adequacy of lending Management and staff, loan policies and procedures, problem loan trends, and concentrations of credit. At the end of the two-year forecast period loss rates revert immediately to the historical loss rates. The results of this analysis are applied to the amortized cost of the loans included within each pool.

Loans that do not share risk characteristics with other loans in the pools are evaluated individually. A loan is considered 'collateral-dependent' when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. A credit loss reserve for collateral-dependent loans is established at the difference between the amortized cost basis in the loan and the fair value of the underlying collateral adjusted for costs to sell. For other individually evaluated loans that are not collateral dependent, a credit loss reserve is established at the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate. The impact of an expected modification to be made to loans to borrowers experiencing financial difficulty is included in the allowance for credit losses when management determines such modification is likely.

Accrued interest is recorded in other assets and is excluded from the estimation of expected credit loss. Accrued interest is reversed through interest income when amounts are determined to be uncollectible, which generally occurs when the underlying receivable is placed on nonaccrual status or charged off.

Liability for Off-Balance Sheet Credit Exposures. Off-balance sheet credit exposures relate to letters of credit and unfunded loan commitments for commercial, construction and consumer loans. The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, which is included within other liabilities on the consolidated statements of financial condition. Increases or reductions to the Company's allowance for credit losses from off-balance sheet credit exposures are recorded in other expenses. Management estimates the amount of expected losses by estimating expected usage exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the allowance for credit loss methodology to estimate the liability for credit losses related to unfunded commitments. The expected usage exposure is determined as the difference between the current utilization compared to the historical average utilization applied to the current commitment. The expected loss is calculated at the same rate as the corresponding on-balance sheet credit exposure. No credit loss estimate is reported for off-balance-sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

Nonrefundable fees and certain costs associated with originating or acquiring loans are deferred and amortized as an adjustment to interest income over the contractual loan lives. Upon prepayment, unamortized loan fees, net of costs, are immediately recognized in interest income. Other fees, including those collected upon principal prepayments, are included in interest income when received. Loans held for sale are identified upon origination and are reported at the lower of cost or market value on an aggregate loan basis.

Other Real Estate Owned. Other real estate owned is comprised of property acquired through foreclosure proceedings, acceptances of deeds-in-lieu of foreclosure and, if applicable, vacated bank properties. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. Other real estate owned is recorded at the fair value of the collateral, generally based upon an independent property appraisal, less estimated disposition costs. Losses incurred subsequent to acquisition due to any decline in annual independent property appraisals are recognized as noninterest expense. Routine holding costs, such as property taxes, insurance and maintenance, and losses from sales and dispositions, are recognized as noninterest expense.

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed substantially on the straight-line method over the estimated useful life of each type of asset. Estimated useful lives of premises and equipment range from 20 to 50 years and from 3 to 20 years, respectively. Leasehold improvements are amortized over the terms of the lease or their estimated useful life, whichever is shorter.

Revenue Recognition. The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others.

Service Charges include fees received on deposit accounts under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking and savings accounts may contain fees for various services used on a day-to-day basis by customer. Fees are recognized as services are delivered to and consumed by the customer, or as fees are charged.

Merchant Processing Services revenue consists primarily of merchant discount and other transaction and account management fees charged to merchants for the electronic processing of card association network transactions, less interchange paid to card-issuing bank, card association assessments, and revenue sharing amounts. All of these are recognized at the time the merchant's services are performed. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Debit Card and ATM Processing fees includes interchange from debit and ATM cards through card association networks, annual fees and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange, transaction and account management fees as services are provided, except for annual fees which are recognized over applicable period.

Trust Fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

Life Insurance Cash Surrender Value. The Company has purchased life insurance policies on certain directors and officers as well as acquired such assets as part of the acquisition of other banks. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. These assets are included in other assets on the consolidated balance sheets.

Intangible Assets. Intangible assets are comprised of goodwill, core deposit intangibles and other identifiable intangibles acquired in business combinations. Intangible assets with finite useful lives are amortized on an accelerated basis over their respective estimated useful lives not exceeding 15 years. Intangible assets with a finite useful life are reviewed at least annually for impairment. Any goodwill and any intangible asset acquired in a business combination determined to have an indefinite useful life is not amortized and is reviewed at least annually for impairment. If management determines, based on a qualitative review of events and circumstances, that it is more likely than not that the carrying value of the intangible asset will not be realized, an impairment test is performed to determine whether the asset's fair value is less than the carrying amount of the asset.

Impairment of Long-Lived Assets. The Company reviews its long-lived and certain intangible assets for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes. The Company and its subsidiaries file consolidated tax returns. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to Management's judgment that realization is more likely than not. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

Stock-Based Compensation. The Company applies FASB ASC 718 – Compensation – Stock Compensation, to account for stock based awards granted to employees using the fair value method. The Company recognizes compensation expense for restricted performance share grants over the relevant attribution period. Restricted performance share grants have no exercise price, therefore, the intrinsic value is measured using an estimated per share price at the vesting date for each restricted performance share. The estimated per share price is adjusted during the attribution period to reflect actual stock price performance. The Company's obligation for unvested outstanding restricted performance share grants is classified as a liability until the vesting date due to a cash settlement feature, at which time the issued shares become classified as shareholders' equity.

Operating Segments. While the chief decision maker monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Other. Securities and other property held by the Bank in a fiduciary or agency capacity are not included in the financial statements since such items are not assets of the Company or its subsidiaries.

Recently Adopted Accounting Standards

In the year ended December 31, 2023 and December 31, 2024, the Company adopted the following new accounting guidance:

FASB ASU 2022-02, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, issued March 2022, eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The ASU became effective January 1, 2023 under a prospective approach. The Company adopted the provisions to remove the recognition and measurement guidance for troubled debt restructurings and/or modify relevant disclosures in the "Loans" note to the consolidated financial statements. The requirement to include additional disclosures was adopted by the Company January 1, 2023. The additional disclosures did not affect the financial results upon adoption.

FASB ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, was issued March 2020. The ASU provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.*" The ASU 2022-06 deferred the sunset date of ASU 2020-04 to December 2024. As of March 31, 2024, all contracts and transactions within the scope of ASU 2020-04 have transitioned to alternative reference rates. The accounting effects of the transition to alternative reference rates were applied prospectively as an adjustment to the effective interest rate and did not have a material impact on the Company's consolidated financial statements.

FASB ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, was issued June 2022. The ASU clarifies the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. Additionally, the ASU requires specific disclosures related to equity securities that are subject to contractual sale restrictions. The required disclosures include (1) the fair value of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company adopted the ASU on January 1, 2024 on a prospective basis. The adoption did not have a material impact on the Company's consolidated financial statements.

FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, was issued November 27, 2023. The ASU requires disclosure of certain significant segment expenses and other items, the title and position of the chief operating decision maker and information about how the reported measures of segment profit or loss are used in assessing segment performance. The ASU became effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the ASU retrospectively to all prior periods presented in its annual report on Form 10-K for the year ended December 31, 2024. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

FASB ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, was issued December 14, 2023. The ASU enhances the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The ASU primarily requires additional disclosures as part of the reconciliation of the effective tax rate to statutory tax rate, the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal and state jurisdictions. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

FASB ASU 2024-03, *Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, was issued November 4, 2024. The amendments are intended to improve income statement expense disclosure requirement, primarily through enhanced disclosures about certain costs and expenses included in income statement expense captions. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the amendments on our financial statement disclosures upon adoption.

Note 2: Investment Securities

The Company uses its investment securities portfolio to manage interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. The Company's investment securities portfolio includes debt securities classified as held to maturity and available for sale. While the company intends to hold its investment securities indefinitely, it may sell available for sale investment securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

An analysis of the amortized cost and fair value by major categories of debt securities available for sale, which are carried at fair value with net unrealized gains (losses) reported on an after-tax basis as a component of accumulated other comprehensive income, and debt securities held to maturity, which are carried at amortized cost, before allowance for credit losses of $1 thousand at December 31, 2024 and December 31, 2023, follows. In accordance with GAAP, unrealized gains and losses on held to maturity securities have not been recognized in the Company's financial statements.

	At December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Debt securities available for sale:				
Agency residential mortgage-backed securities ("MBS")	$229,050	$1	($17,991)	$211,060
Agency commercial MBS	7,098	-	(132)	6,966
Securities of U.S. Government sponsored entities	311,201	1	(19,085)	292,117
U.S. Treasury Securities	4,945	10	-	4,955
Obligations of states and political subdivisions	63,878	9	(1,701)	62,186
Corporate securities	2,031,144	127	(195,334)	1,835,937
Collateralized loan obligations	987,155	642	(5,208)	982,589
Total debt securities available for sale	3,634,471	790	(239,451)	3,395,810
Debt securities held to maturity:				
Agency residential MBS	57,927	23	(4,218)	53,732
Obligations of states and political subdivisions	51,261	12	(377)	50,896
Corporate securities	735,447	-	(32,237)	703,210
Total debt securities held to maturity	844,635	35	(36,832)	807,838
Total	$4,479,106	$825	($276,283)	$4,203,648

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	At December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Debt securities available for sale:				
Agency residential MBS	$258,150	$6	($18,702)	$239,454
Securities of U.S. Government sponsored entities	308,768	2	(13,851)	294,919
Obligations of states and political subdivisions	72,679	42	(1,438)	71,283
Corporate securities	2,129,103	480	(220,035)	1,909,548
Collateralized loan obligations	1,501,248	830	(17,481)	1,484,597
Total debt securities available for sale	4,269,948	1,360	(271,507)	3,999,801
Debt securities held to maturity:				
Agency residential MBS	78,565	17	(5,270)	73,312
Obligations of states and political subdivisions	71,182	47	(335)	70,894
Corporate securities	728,650	84	(23,378)	705,356
Total debt securities held to maturity	878,397	148	(28,983)	849,562
Total	$5,148,345	$1,508	($300,490)	$4,849,363

The amortized cost and fair value of debt securities by contractual maturity are shown in the following tables at the dates indicated:

	At December 31, 2024			
	Debt Securities Available for Sale		Debt Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturity in years:				
1 year or less	$124,667	$124,448	$13,508	$13,468
Over 1 to 5 years	993,874	940,578	347,566	342,500
Over 5 to 10 years	1,292,627	1,130,169	425,634	398,138
Subtotal	2,411,168	2,195,195	786,708	754,106
Collateralized loan obligations	987,155	982,589	-	-
Agency residential MBS	229,050	211,060	57,927	53,732
Agency commercial MBS	7,098	6,966	-	-
Total	$3,634,471	$3,395,810	$844,635	$807,838

	At December 31, 2023			
	Debt Securities Available for Sale		Debt Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturity in years:				
1 year or less	$52,703	$52,357	$15,117	$15,095
Over 1 to 5 years	756,658	721,179	312,847	307,557
Over 5 to 10 years	1,701,189	1,502,214	471,868	453,598
Subtotal	2,510,550	2,275,750	799,832	776,250
Collateralized loan obligations	1,501,248	1,484,597	-	-
Agency residential MBS	258,150	239,454	78,565	73,312
Total	$4,269,948	$3,999,801	$878,397	$849,562

Expected amortizing principal payments of collateralized loan obligations can differ from actual cash flows because the securities can be called and paid-off. Expected maturities of mortgage-related securities can differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In addition, such factors as prepayments and interest rates may affect the yield on the carrying value of mortgage-related securities.

An analysis of the gross unrealized losses of the debt securities available for sale portfolio follows:

		Debt Securities Available for Sale							
				At December 31, 2024					
	No. of Investment Positions	Less than 12 months		No. of Investment Positions	12 months or longer		No. of Investment Positions	Total	
		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses
					($ in thousands)				
Agency residential MBS	12	$18,030	($471)	103	$192,963	($17,520)	115	$210,993	($17,991)
Agency commercial MBS	2	6,966	(132)	-	-	-	2	6,966	(132)
Securities of U.S. Government sponsored entities	3	12,085	(53)	19	275,467	(19,032)	22	287,552	(19,085)
Obligations of states and political subdivisions	2	2,764	(21)	40	51,759	(1,680)	42	54,523	(1,701)
Corporate securities	-	-	-	138	1,824,327	(195,334)	138	1,824,327	(195,334)
Collateralized loan obligations	3	26,825	(15)	32	309,249	(5,193)	35	336,074	(5,208)
Total	22	$66,670	($692)	332	$2,653,765	($238,759)	354	$2,720,435	($239,451)

An analysis of gross unrecognized losses of the debt securities held to maturity portfolio follows:

		Debt Securities Held to Maturity							
				At December 31, 2024					
	No. of Investment Positions	Less than 12 months		No. of Investment Positions	12 months or longer		No. of Investment Positions	Total	
		Fair Value	Unrecognized Losses		Fair Value	Unrecognized Losses		Fair Value	Unrecognized Losses
					($ in thousands)				
Agency residential MBS	-	$ -	$ -	80	$52,771	($4,218)	80	$52,771	($4,218)
Obligations of states and political subdivisions	24	15,822	(78)	26	25,814	(299)	50	41,636	(377)
Corporate securities	23	251,790	(4,230)	35	451,420	(28,007)	58	703,210	(32,237)
Total	47	$267,612	($4,308)	141	$530,005	($32,524)	188	$797,617	($36,832)

Based upon the Company's December 31, 2024 evaluation, the unrealized losses on debt securities were caused by market conditions for these types of securities. Market interest rates are currently higher than the book yield of the securities, causing declines in bond values generally. The Company continually monitors interest rate changes, risk premium spread changes, credit rating changes for issuers of bonds owned, collateralized loan obligations' collateral levels, and corporate bond issuers' common stock price changes. All collateralized loan obligations, obligations of states and political subdivisions, and corporate securities were investment grade rated at December 31, 2024.

The Company does not intend to sell any debt securities available for sale with a material unrealized loss and has concluded that it is more likely than not that it will not be required to sell the debt securities prior to recovery of the amortized cost basis.

The Company evaluates held to maturity corporate securities individually, monitoring each issuer's financial condition, profitability, cash flows and credit rating agency conclusions. The Company has evaluated each issuer's historical financial performance and ability to service debt payments, including throughout and following the 2008-2009 recession. The Company has an expectation that nonpayment of the amortized cost basis continues to be zero.

The fair values of debt securities could decline in the future if market interest rates rise, the general economy deteriorates, inflation increases, credit ratings decline, the issuers' financial condition deteriorates, or the liquidity for debt securities declines. As a result, significant credit losses on debt securities may occur in the future.

As of December 31, 2024 and December 31, 2023, the Company's debt securities pledged had a carrying amount of $2,049,954 thousand and $2,034,706 thousand, respectively, primarily to secure public deposits, Federal Reserve Bank borrowings and securities sold under repurchase agreements.

An analysis of the gross unrealized losses of the debt securities available for sale portfolio follows:

		Debt Securities Available for Sale							
			At December 31, 2023						
	No. of Investment Positions	Less than 12 months		No. of Investment Positions	12 months or longer		No. of Investment Positions	Total	
		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses
		($ in thousands)							
Agency residential MBS	1	$115	($2)	107	$238,642	($18,700)	108	$238,757	($18,702)
Securities of U.S. Government sponsored entities	2	9,746	(15)	19	278,265	(13,836)	21	288,011	(13,851)
Obligations of states and political subdivisions	2	2,280	(15)	50	57,614	(1,423)	52	59,894	(1,438)
Corporate securities	-	-	-	151	1,894,602	(220,035)	151	1,894,602	(220,035)
Collateralized loan obligations	34	428,363	(8,914)	67	578,643	(8,567)	101	1,007,006	(17,481)
Total	39	$440,504	($8,946)	394	$3,047,766	($262,561)	433	$3,488,270	($271,507)

An analysis of gross unrecognized losses of the debt securities held to maturity portfolio follows:

		Debt Securities Held to Maturity							
			At December 31, 2023						
	No. of Investment Positions	Less than 12 months		No. of Investment Positions	12 months or longer		No. of Investment Positions	Total	
		Fair Value	Unrecognized Losses		Fair Value	Unrecognized Losses		Fair Value	Unrecognized Losses
		($ in thousands)							
Agency residential MBS	1	$ -	$ -	93	$72,376	($5,270)	94	$72,376	($5,270)
Obligations of states and political subdivisions	23	18,599	(90)	26	25,466	(245)	49	44,065	(335)
Corporate securities	3	26,567	(1,184)	46	641,598	(22,194)	49	668,165	(23,378)
Total	27	$45,166	($1,274)	165	$739,440	($27,709)	192	$784,606	($28,983)

The Company evaluates debt securities on a quarterly basis including changes in security ratings issued by rating agencies, changes in the financial condition of the issuer, collateral levels and, for mortgage-backed and asset-backed securities, delinquency and loss information with respect to the underlying collateral, changes in the levels of subordination for the Company's particular position within the repayment structure and remaining credit enhancement as compared to expected credit losses of the security. In addition to monitoring credit rating agency evaluations, Management performs its own evaluations regarding the credit worthiness of the issuer or the securitized assets underlying asset backed securities.

The following table presents the activity in the allowance for credit losses for debt securities held to maturity:

	For the Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Allowance for credit losses:			
Beginning balance	$1	$1	$7
Reversal of provision for credit losses	-	-	(6)
Chargeoffs	-	-	-
Recoveries	-	-	-
Total ending balance	$1	$1	$1

Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Municipal securities were evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. Corporate securities held to maturity were individually evaluated for expected credit loss by evaluating the issuer's financial condition, profitability, cash flows, and credit ratings. At December 31, 2024, no credit loss allowance was assigned to corporate securities held to maturity.

The following table summarizes the amortized cost of debt securities held to maturity at December 31, 2024, aggregated by credit rating:

	Credit Risk Profile by Credit Rating			
	At December 31, 2024			
	AAA/AA/A	BBB+/BBB	Not Rated	Total
	(In thousands)			
Agency residential MBS	$57,455	$ -	$472	$57,927
Obligations of states and political subdivisions	51,261	-	-	51,261
Corporate securities	553,626	181,821	-	735,447
Total	$662,342	$181,821	$472	$844,635

There were no debt securities held to maturity on nonaccrual status or past due 30 days or more as of December 31, 2024.

The following table provides information about the amount of interest income earned on investment securities which is fully taxable and which is exempt from federal income tax:

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Taxable	$199,355	$221,742	$158,465
Tax-exempt from regular federal income tax	3,708	4,484	5,819
Total interest income from investment securities	$203,063	$226,226	$164,284

Note 3: Loans and Allowance for Credit Losses

A summary of the major categories of loans outstanding is shown in the following tables at the dates indicated:

	At December 31, 2024	At December 31, 2023
	(In thousands)	
Commercial	$127,276	$136,550
Commercial real estate	507,900	487,523
Construction	5,064	5,063
Residential real estate	8,274	9,935
Consumer installment & other	171,786	227,531
Total	$820,300	$866,602

The following summarizes activity in the allowance for credit losses:

	Allowance for Credit Losses For the Year Ended December 31, 2024					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Allowance for credit losses:						
Balance at beginning of period	$4,216	$5,925	$245	$26	$6,455	$16,867
Provision (reversal)	140	(95)	2	(4)	257	300
Chargeoffs	(283)	-	-	-	(6,391)	(6,674)
Recoveries	124	204	-	-	3,959	4,287
Total allowance for credit losses	$4,197	$6,034	$247	$22	$4,280	$14,780

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	Allowance for Credit Losses For the Year Ended December 31, 2023					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Allowance for credit losses:						
Balance at beginning of period	$6,138	$5,888	$150	$32	$8,076	$20,284
(Reversal) provision	(3,871)	11	95	(6)	2,621	(1,150)
Chargeoffs	(410)	(45)	-	-	(7,499)	(7,954)
Recoveries	2,359	71	-	-	3,257	5,687
Total allowance for credit losses	$4,216	$5,925	$245	$26	$6,455	$16,867

	Allowance for Credit Losses For the Year Ended December 31, 2022					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Allowance for credit losses:						
Balance at beginning of period	$6,966	$6,529	$2	$45	$9,972	$23,514
(Reversal) provision	(1,184)	(703)	148	(13)	1,758	6
Chargeoffs	(20)	-	-	-	(6,205)	(6,225)
Recoveries	376	62	-	-	2,551	2,989
Total allowance for credit losses	$6,138	$5,888	$150	$32	$8,076	$20,284

The Company's customers are primarily small businesses, professionals and consumers. Given the scale of these borrowers, corporate credit rating agencies do not evaluate the borrowers' financial condition. The Bank maintains a Loan Review Department which reports directly to the Audit Committee of the Board of Directors. The Loan Review Department performs independent evaluations of loans and validates management assigned credit risk grades on evaluated loans using grading standards employed by bank regulatory agencies. Loans judged to carry lower-risk attributes are assigned a "pass" grade, with a minimal likelihood of loss. Loans judged to carry higher-risk attributes are referred to as "classified loans," and are further disaggregated, with increasing expectations for loss recognition, as "substandard," "doubtful," and "loss." The Loan Review Department performs continuous evaluations throughout the year. If the Bank becomes aware of deterioration in a borrower's performance or financial condition between Loan Review Department examinations, assigned risk grades are re-evaluated promptly. Credit risk grades assigned by management and validated by the Loan Review Department are subject to review by the Bank's regulatory authorities during regulatory examinations.

The following summarizes the credit risk profile by internally assigned grade:

	Credit Risk Profile by Internally Assigned Grade At December 31, 2024					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Grade:						
Pass	$122,958	$489,522	$ -	$7,984	$169,251	$789,715
Substandard	4,318	18,378	5,064	290	1,817	29,867
Doubtful	-	-	-	-	192	192
Loss	-	-	-	-	526	526
Total	$127,276	$507,900	$5,064	$8,274	$171,786	$820,300

	Credit Risk Profile by Internally Assigned Grade At December 31, 2023					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Grade:						
Pass	$130,001	$475,870	$5,063	$9,606	$225,089	$845,629
Substandard	6,549	11,653	-	329	377	18,908
Doubtful	-	-	-	-	1,479	1,479
Loss	-	-	-	-	586	586
Total	$136,550	$487,523	$5,063	$9,935	$227,531	$866,602

The following tables summarize loans by delinquency and nonaccrual status:

	Summary of Loans by Delinquency and Nonaccrual Status					
	At December 31, 2024					
	Current and Accruing	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Loans
			(In thousands)			
Commercial	$126,538	$700	$28	$ -	$10	$127,276
Commercial real estate	506,588	1,121	-	-	191	507,900
Construction	5,064	-	-	-	-	5,064
Residential real estate	8,274	-	-	-	-	8,274
Consumer installment and other	166,875	3,493	884	534	-	171,786
Total	$813,339	$5,314	$912	$534	$201	$820,300

	Summary of Loans by Delinquency and Nonaccrual Status					
	At December 31, 2023					
	Current and Accruing	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Loans
			(In thousands)			
Commercial	$136,421	$58	$ -	$ -	$71	$136,550
Commercial real estate	485,476	951	766	-	330	487,523
Construction	5,063	-	-	-	-	5,063
Residential real estate	9,933	-	-	-	2	9,935
Consumer installment and other	220,357	5,544	1,242	388	-	227,531
Total	$857,250	$6,553	$2,008	$388	$403	$866,602

There was no allowance for credit losses allocated to loans on nonaccrual status as of December 31, 2024 or December 31, 2023.

There were no commitments to lend additional funds to borrowers whose loans were on nonaccrual status at December 31, 2024 or December 31, 2023.

There were no loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2024 and December 31, 2023.

A loan is considered collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. Loans considered collateral dependent are reassessed quarterly. Loans that were considered collateral dependent at December 31, 2024 included the following: nine commercial real estate loans totaling $17.6 million secured by real property and $503 thousand of indirect consumer installment loans secured by personal property. There were no other collateral dependent loans at December 31, 2024. Loans that were considered collateral dependent at December 31, 2023 included the following: nine commercial real estate loans totaling $10.9 million secured by real property and $377 thousand of indirect consumer installment loans secured by personal property. There were no other collateral dependent loans at December 31, 2023.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	At December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2020	2021	2022	2023	2024			
					(In thousands)				
Commercial loans by grade:									
Pass	$18,752	$8,542	$18,539	$12,388	$14,776	$19,399	$92,396	$30,562	$122,958
Substandard	266	-	2,835	-	-	-	3,101	1,217	4,318
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$19,018	$8,542	$21,374	$12,388	$14,776	$19,399	$95,497	$31,779	$127,276
Current gross chargeoffs on commercial loans:									
For the year ended December 31, 2024									
	$59	$ -	$ -	$ -	$ -	$ -	$59	$224	$283

At December 31, 2023

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2019	2020	2021	2022	2023			
					(In thousands)				
Commercial loans by grade:									
Pass	$20,554	$4,471	$12,601	$31,770	$22,146	$13,112	$104,654	$25,347	$130,001
Substandard	12	2,492	-	2,835	-	-	5,339	1,210	6,549
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$20,566	$6,963	$12,601	$34,605	$22,146	$13,112	$109,993	$26,557	$136,550
Current gross chargeoffs on commercial loans:									
For the year ended December 31, 2023	$ -	$ -	$3	$135	$ -	$ -	$138	$272	$410

At December 31, 2024

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2020	2021	2022	2023	2024			
					(In thousands)				
Commercial real estate loans by grade:									
Pass	$197,160	$65,384	$63,697	$49,117	$43,091	$71,073	$489,522	$ -	$489,522
Substandard	17,409	969	-	-	-	-	18,378	-	18,378
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$214,569	$66,353	$63,697	$49,117	$43,091	$71,073	$507,900	$ -	$507,900
Current gross chargeoffs on commercial real estate loans:									
For the year ended December 31, 2024	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2023

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2019	2020	2021	2022	2023			
					(In thousands)				
Commercial real estate loans by grade:									
Pass	$172,925	$68,156	$69,324	$68,891	$50,899	$45,675	$475,870	$ -	$475,870
Substandard	10,056	811	786	-	-	-	11,653	-	11,653
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$182,981	$68,967	$70,110	$68,891	$50,899	$45,675	$487,523	$ -	$487,523
Current gross chargeoffs on commercial real estate loans:									
For the year ended December 31, 2023	$45	$ -	$ -	$ -	$ -	$ -	$45	$ -	$45

At December 31, 2024

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2020	2021	2022	2023	2024			
					(In thousands)				
Residential real estate loans by grade:									
Pass	$7,984	$ -	$ -	$ -	$ -	$ -	$7,984	$ -	$7,984
Substandard	290	-	-	-	-	-	290	-	290
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$8,274	$ -	$ -	$ -	$ -	$ -	$8,274	$ -	$8,274
Current gross chargeoffs on residential real estate loans:									
For the year ended December 31, 2024	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2023

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2019	2020	2021	2022	2023			
					(In thousands)				
Residential real estate loans by grade:									
Pass	$9,606	$ -	$ -	$ -	$ -	$ -	$9,606	$ -	$9,606
Substandard	329	-	-	-	-	-	329	-	329
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$9,935	$ -	$ -	$ -	$ -	$ -	$9,935	$ -	$9,935
Current gross chargeoffs on residential real estate loans:									
For the year ended December 31, 2023	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2024

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2020	2021	2022	2023	2024			
	(In thousands)								
Construction loans by grade:									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Substandard	-	-	-	-	-	-	-	5,064	5,064
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$5,064	$5,064

Current gross chargeoffs on construction loans:
For the year ended December 31, 2024

$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2023

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2019	2020	2021	2022	2023			
	(In thousands)								
Construction loans by grade:									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$5,063	$5,063
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$5,063	$5,063

Current gross chargeoffs on construction loans:
For the year ended December 31, 2023

$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The Company considers the delinquency and nonaccrual status of the consumer loan portfolio and its impact on the allowance for credit losses. The following table presents the amortized cost in consumer installment and other loans based on delinquency and nonaccrual status:

At December 31, 2024

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2020	2021	2022	2023	2024			
	(In thousands)								
Consumer installment and other loans by delinquency and nonaccrual status:									
Current	$6,068	$12,464	$32,608	$48,694	$26,805	$24,522	$151,161	$15,714	$166,875
30-59 days past due	173	201	949	1,392	385	263	3,363	130	3,493
60-89 days past due	33	36	184	256	91	120	720	164	884
Past due 90 days or more	-	38	129	200	149	-	516	18	534
Nonaccrual	-	-	-	-	-	-	-	-	-
Total	$6,274	$12,739	$33,870	$50,542	$27,430	$24,905	$155,760	$16,026	$171,786

Current gross chargeoffs on consumer installment and other loans:
For the year ended December 31, 2024

$246	$388	$2,376	$1,843	$913	$162	$5,928	$463	$6,391

At December 31, 2023

	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2019	2020	2021	2022	2023			
	(In thousands)								
Consumer installment and other loans by delinquency and nonaccrual status:									
Current	$6,545	$12,144	$22,700	$51,055	$71,388	$38,699	$202,531	$17,826	$220,357
30-59 days past due	160	277	600	2,345	1,733	332	5,447	97	5,544
60-89 days past due	31	51	153	410	430	122	1,197	45	1,242
Past due 90 days or more	-	8	88	143	138	-	377	11	388
Nonaccrual	-	-	-	-	-	-	-	-	-
Total	$6,736	$12,480	$23,541	$53,953	$73,689	$39,153	$209,552	$17,979	$227,531

Current gross chargeoffs on consumer installment and other loans:
For the year ended December 31, 2023

$246	$161	$843	$2,329	$3,191	$453	$7,223	$276	$7,499

There were no loans held for sale at December 31, 2024 and December 31, 2023.

The Company held no other real estate owned (OREO) at December 31, 2024 and December 31, 2023. At December 31, 2024 and December 31, 2023, there were no consumer mortgage loans outstanding secured by residential real estate properties for which formal foreclosure proceedings were in process.

Note 4: Concentration of Credit Risk

Under the California Financial Code, credit extended to any one person at any one time shall not exceed the following limitations: (a) unsecured credits shall not exceed 15 percent of the sum of the Bank's shareholders' equity, allowance for loan losses, capital notes, and debentures, or (b) secured and unsecured credits in all shall not exceed 25 percent of the sum of the Bank's shareholders' equity, allowance for loan losses, capital notes, and debentures. At December 31, 2024, the Bank did not have credit extended to any one entity exceeding these limits. At December 31, 2024, the Bank had 25 lending relationships each with aggregate amounts of $5 million or more. The Company has significant credit arrangements that are secured by real estate collateral. In addition to real estate loans outstanding as disclosed in Note 3, the Company had loan commitments related to real estate loans of $26,292 thousand and $30,888 thousand at December 31, 2024 and December 31, 2023, respectively. The Company requires collateral on all real estate loans with loan-to-value ratios at origination generally no greater than 75% on commercial real estate loans and no greater than 80% on residential real estate loans. At December 31, 2024, the Bank held corporate bonds in 106 issuing entities that exceeded $5 million for each issuer.

Note 5: Premises, Equipment, Other Assets and Other Liabilities

Premises and equipment consisted of the following:

		At December 31,	
	Cost	Accumulated Depreciation and Amortization	Net Book Value
		(In thousands)	
2024			
Land	$11,453	$ -	$11,453
Building and improvements	43,642	(32,832)	10,810
Leasehold improvements	7,777	(6,910)	867
Furniture and equipment	27,588	(24,585)	3,003
Total	$90,460	($64,327)	$26,133
2023			
Land	$11,453	$ -	$11,453
Building and improvements	43,185	(31,742)	11,443
Leasehold improvements	7,622	(6,550)	1,072
Furniture and equipment	26,586	(23,538)	3,048
Total	$88,846	($61,830)	$27,016

Depreciation and amortization of premises and equipment included in noninterest expense amounted to $2,627 thousand in 2024, $2,942 thousand in 2023, and $2,899 thousand in 2022.

Other assets consisted of the following:

	At December 31, 2024	At December 31, 2023
	(In thousands)	
Cost method equity investments:		
Federal Reserve Bank stock [1]	$14,069	$14,069
Other investments	158	158
Total cost method equity investments	14,227	14,227
Life insurance cash surrender value	68,578	66,611
Net deferred tax asset	88,606	99,507
Right-of-use asset	17,985	18,814
Limited partnership investments	28,551	28,667
Interest receivable	44,606	54,568
Prepaid assets	5,697	5,200
Other assets	12,635	9,716
Total other assets	$280,885	$297,310

(1) A bank applying for membership in the Federal Reserve System is required to subscribe to stock in the Federal Reserve Bank (FRB) in its district in a sum equal to six percent of the bank's paid-up capital stock and surplus. One-half of the amount of the bank's subscription shall be paid to the FRB and the remaining half will be subject to call when deemed necessary by the Board of Governors of the Federal Reserve System.

The Company owns 211 thousand shares of Visa Inc. ("Visa") Class B-1 common stock, which have transfer restrictions; the carrying value is $-0- thousand. Following the resolution of certain litigation involving Visa, shares of Visa's Class B-1 stock will convert to shares of Visa Class A common stock based on a conversion factor (1.5653 as of December 31, 2024), which is periodically adjusted to reflect Visa's ongoing litigation costs. Given the transfer restrictions and continuing uncertainty regarding the likelihood, ultimate timing and eventual conversion of Visa Class B-1 common stock for shares of Visa Class A common stock or other marketable classes of Visa common stock, these shares are not considered to have a readily determinable fair value and have no carrying value. Visa Class A common stock trades on the New York Stock Exchange and had a closing price of $316.04 per share on December 31, 2024, the last trading day for the fourth quarter 2024. The ultimate value of the Company's Visa Class B-1 shares is subject to the extent of Visa's future litigation escrow fundings, the resulting conversion rate to Visa Class A common stock, and current and future transfer restrictions on the Visa Class B-1 common stock. Effective January 24, 2024, all outstanding shares of Visa Class B common stock, including 211 thousand Visa Class B shares then held by the Company, were redenominated as Visa Class B-1 common stock. During the quarter ended June 30, 2024, Visa conducted an exchange offer under which Visa Class B-1 stockholders could elect to exchange a portion of their Visa Class B-1 shares for a combination of Visa Class C common stock, which is convertible into publicly traded Visa Class A common stock, and Visa Class B-2 common stock, which remains restricted. The Company did not exchange any Visa Class B-1 shares in the exchange offer, which expired on May 3, 2024. At December 31, 2024, the Company did not record an adjustment to the carrying value of the Visa Class B-1 shares.

The Company invests in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for low-income housing tax credits. At December 31, 2024, these investments totaled $28,551 thousand and $11,368 thousand of this amount represents outstanding equity capital commitments that are included in other liabilities. At December 31, 2023, these investments totaled $28,667 thousand and $15,561 thousand of this amount represents outstanding equity capital commitments that are included in other liabilities. At December 31, 2024, the $11,368 thousand of outstanding equity capital commitments are expected to be paid as follows: $6,594 thousand in 2025, $2,975 thousand in 2026, $1,142 thousand in 2027, $42 thousand in 2028, $392 thousand in 2029 and or $223 thousand in 2029 and thereafter.

The amounts recognized in net income for these investments include:

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Investment loss included in pre-tax income	$5,185	$5,754	$5,724
Tax credits recognized in provision for income taxes	3,425	3,435	3,250

Other liabilities consisted of the following:

	At December 31, 2024	At December 31, 2023
	(In thousands)	
Operating lease liability	$17,985	$18,814
Other liabilities	36,160	40,455
Total other liabilities	$54,145	$59,269

The Company has entered into leases for most branch locations and certain other offices that were classified as operating leases primarily with original terms of five years. Certain lease arrangements contain extension options, which can be exercised at the Company's option, for one or more additional five year terms. Unexercised extension options are not considered reasonably certain of exercise and have not been included in the lease term used to determine the lease liability or right-of-use asset. The Company did not have any finance leases as of December 31, 2024.

As of December 31, 2024, the Company's lease liability and right-of-use asset were $17,985 thousand. The weighted average remaining life of operating leases and weighted average discount rate used to determine operating lease liabilities were 3.8 years and 3.36%, respectively, at December 31, 2024. The Company did not have any material lease incentives, unamortized initial direct costs, prepaid lease expense, or accrued lease expense as of December 31, 2024.

Total lease costs were $6,688 thousand, $6,604 thousand and $6,575 thousand during the year ended December 31, 2024, 2023 and 2022, respectively, and were recorded within occupancy and equipment expense. The Company did not have any material short-term or variable leases costs or sublease income during the year ended December 31, 2024, 2023 and 2022.

The following table summarizes the remaining lease payments of operating lease liabilities:

	Minimum future lease payments At December 31, 2024
	(In thousands)
2025	$6,193
2026	4,564
2027	3,693
2028	2,964
2029	1,339
Thereafter	506
Total minimum lease payments	19,259
Less: discount	(1,274)
Present value of lease liability	$17,985

See Note 10 to the consolidated financial statements for additional information related to the net deferred tax asset.

Note 6: Goodwill and Identifiable Intangible Assets

The Company has recorded goodwill and other identifiable intangibles associated with purchase business combinations. Goodwill is not amortized, but is evaluated for impairment at least annually. The Company did not recognize impairment during the year ended December 31, 2024 and December 31, 2023, as no triggering events occurred during such periods. Identifiable intangibles are amortized to their estimated residual values over their expected useful lives. Such lives and residual values are also periodically reassessed to determine if any amortization period adjustments are indicated. During the year ended December 31, 2024 and December 31, 2023, no such adjustments were recorded.

The carrying values of goodwill were:

	At December 31, 2024	At December 31, 2023
	(In thousands)	
Goodwill	$121,673	$121,673

The gross carrying amount of identifiable intangible assets and accumulated amortization were:

	At December 31, 2024		At December 31, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Core deposit intangibles	$56,808	($56,683)	$56,808	($56,461)

As of December 31, 2024, the current period and estimated future amortization expense for identifiable intangible assets, to be fully amortized in 2025, was:

	Total Core Deposit Intangibles
	(In thousands)
For the year ended December 31, 2024 (actual)	$222
2025	125

Note 7: Deposits and Borrowed Funds

The following table provides additional detail regarding deposits.

	Deposits	
	At December 31, 2024	At December 31, 2023
	(In thousands)	
Noninterest-bearing	$2,333,389	$2,605,844
Interest-bearing:		
Transaction	953,863	1,072,233
Savings	1,642,360	1,699,388
Time deposits less than $100 thousand	47,585	56,100
Time deposits $100 thousand through $250 thousand	25,368	31,107
Time deposits more than $250 thousand	9,285	9,595
Total deposits	$5,011,850	$5,474,267

Demand deposit overdrafts of $591 thousand and $620 thousand were included as loan balances at December 31, 2024 and December 31, 2023, respectively. Interest expense for aggregate time deposits with individual account balances in excess of $100 thousand was $96 thousand in 2024, $116 thousand in 2023, and $156 thousand in 2022.

The following table provides additional detail regarding short-term borrowed funds.

	Repurchase Agreements (Sweep) Accounted for as Secured Borrowings	
	Remaining Contractual Maturity of the Agreements Overnight and Continuous	
	At December 31, 2024	At December 31, 2023
	(In thousands)	
Repurchase agreements:		
Collateral securing borrowings:		
Agency residential MBS	$21,284	$25,669
Corporate securities	412,921	233,947
Total collateral carrying value	$434,205	$259,616
Total short-term borrowed funds	$120,322	$58,162

The following table provides additional detail regarding short-term borrowed funds.

	For the Years Ended December 31,	
	2024	2023
	Highest Balance at Any Month-end	
	(In thousands)	
Bank Term Funding Program borrowings	$200,000	$ -
Securities sold under repurchase agreements	132,487	138,005

At December 31, 2024, the Company had access to borrowing from the Federal Reserve up to $766,606 thousand based on the collateral pledged at December 31, 2024. The Company had a $60,000 thousand line of credit with a correspondent bank at December 31, 2024. The Company repaid Federal Reserve Bank Term Funding Program borrowings in the amount of $200,000 thousand during the third quarter 2024. There were no borrowings from the Federal Reserve Bank or other correspondent banks at December 31, 2024. At December 31, 2024, the Company's estimated unpledged collateral qualifying debt securities totaled $1,597,486 thousand.

Note 8: Shareholders' Equity

The Company grants stock options and restricted performance shares to employees in exchange for employee services, pursuant to the shareholder-approved 2019 Omnibus Equity Incentive Plan. Prior to shareholder approval of the 2019 Omnibus Equity Incentive Plan on April 25, 2019, the Company granted stock options and restricted performance shares under its 1995 Stock Option Plan, which was last amended and restated in 2012. Nonqualified stock option grants ("NQSO") are granted with an exercise price equal to the fair market value of the related common stock on the grant date. NQSO generally become exercisable in equal annual installments over a three-year period with each installment vesting on the anniversary date of the grant. Each NQSO has a maximum ten-year term. A restricted performance share grant becomes vested after three years of being awarded, provided the Company has attained its performance goals for such three-year period.

The following table summarizes information about stock options granted under the Plans as of December 31, 2024. The intrinsic value is calculated as the difference between the volume weighted average price as of December 31, 2024 and the exercise price of the shares. The market value as of December 31, 2024, the last day of stock market trading for the fourth quarter 2024, was $52.46 as reported by the NASDAQ Global Select Market:

	Options Outstanding				Options Exercisable			
	At December 31, 2024			For the Year Ended December 31, 2024	At December 31, 2024			For the Year Ended December 31, 2024
Range of Exercise Price	Number Outstanding	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(In thousands)		(Years)		(In thousands)		(Years)	
$45 - 50	222	$967	9.1	$50	-	$ -	-	$ -
50 - 55	-	-	-	-	-	-	-	-
55 - 60	496	-	6.6	57	326	-	6.0	57
60 - 65	209	-	3.6	62	209	-	3.6	62
65 - 70	121	-	5.1	66	121	-	5.1	66
$45 - 70	1,048	$967	6.4	58	656	$ -	5.1	61

The Company applies the Roll-Geske option pricing model (Modified Roll) to determine grant date fair value of stock option grants. This model modifies the Black-Scholes Model to take into account dividends and American options. During the year ended December 31, 2024, 2023 and 2022, the Company granted 238 thousand, 225 thousand, and 229 thousand stock options, respectively. The following weighted average assumptions were used in the option pricing to value stock options granted in the periods indicated:

	For the Years Ended December 31,		
	2024	2023	2022
Expected volatility [1]	22%	20%	19%
Expected life in years [2]	4.2	4.7	4.6
Risk-free interest rate [3]	4.13%	3.60%	1.73%
Expected dividend yield	3.34%	3.66%	3.02%
Fair value per award	$8.52	$8.50	$7.90

[1] Measured using daily price changes of the Company's common stock over respective expected term of the option and the implied volatility derived from the market prices of the Company's stock and traded options.
[2] The number of years that the Company estimates that the options will be outstanding prior to exercise.
[3] The risk-free rate over the expected life based on the US Treasury yield curve in effect at the time of the grant.

Employee stock option grants are being expensed by the Company over the grants' three year vesting period. The Company issues new shares upon the exercise of options. The number of shares authorized to be issued for options at December 31, 2024 is 589 thousand.

A summary of option activity during the year ended December 31, 2024 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
	(In thousands)		(Years)
Outstanding at January 1, 2024	973	$59.50	
Granted	238	49.70	
Exercised	(29)	51.05	
Forfeited or expired	(134)	58.75	
Outstanding at December 31, 2024	1,048	57.60	6.4
Exercisable at December 31, 2024	656	60.85	5.1

A summary of the Company's nonvested option activity during the year ended December 31, 2024 is presented below:

	Shares	Weighted Average Grant Date Fair Value
	(In thousands)	
Nonvested at January 1, 2024	359	$8.18
Granted	238	8.52
Vested	(169)	8.03
Forfeited	(36)	8.40
Nonvested at December 31, 2024	392	$8.43

The estimated grant date fair value for options granted under the Company's stock option plan during the twelve months ended December 31, 2024, 2023 and 2022 was $8.52, $8.50 and $7.90 per share, respectively. The total remaining unrecognized compensation cost related to nonvested awards as of December 31, 2024 is $1,767 thousand and the weighted average period over which the cost is expected to be recognized is 1.6 years.

The total intrinsic value of options exercised during the year ended December 31, 2024, 2023 and 2022 was $133 thousand, $113 thousand and $165 thousand, respectively. The total fair value of Restricted Performance Shares ("RPSs") that vested during the year ended December 31, 2024, 2023 and 2022 was $505 thousand, $508 thousand and $492 thousand, respectively. The total fair value of options vested during the year ended December 31, 2024, 2023 and 2022 was $1,358 thousand, $1,309 thousand and $1,464 thousand, respectively. During the year ended December 31, 2024, 29 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction less than the related share based compensation expense by $72 thousand. During the year ended December 31, 2023, 22 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction less than the related share based compensation expense by $16 thousand. During the year ended December 31, 2022, 40 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction less than the related share based compensation expense by $143 thousand.

A summary of the status of the Company's restricted performance shares as of December 31, 2024 and 2023 and changes during the years ended on those dates, follows:

	2024	2023
	(In thousands)	
Outstanding at January 1,	32	31
Granted	14	12
Issued upon vesting	(11)	(9)
Forfeited	(1)	(2)
Outstanding at December 31,	34	32

As of December 31, 2024 and 2023, the restricted performance shares had a weighted-average contractual life of 1.2 years, respectively. The compensation cost that was charged against income for the Company's restricted performance shares granted was

$600 thousand, $250 thousand and $525 thousand for the year ended December 31, 2024, 2023 and 2022, respectively. There were no stock appreciation rights or incentive stock options granted in the year ended December 31, 2024, 2023 and 2022.

The Company may repurchase shares of its common stock in the open market from time to time to optimize the Company's use of equity capital and enhance shareholder value and with the intention of lessening the dilutive impact of issuing new shares under stock option plans. The Company repurchases and retires its common stock in accordance with Board of Directors approved share repurchase programs. The repurchase plan approved July 28, 2022 expired September 1, 2023. There is no replacement plan in place currently.

The Company's articles of incorporation authorized two additional classes of stock of one million shares each, to be denominated "Class B Common Stock" and "Preferred Stock," respectively, in addition to the 150 million shares of common stock presently authorized. At December 31, 2024, no shares of Class B Common Stock or Preferred Stock were outstanding.

Note 9: Regulatory Capital

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) require the Company to maintain a capital conservation buffer of 2.5% above the adequately capitalized risk-based capital ratios to avoid restrictions on dividends and equity repurchases and other payments such as discretionary bonuses to executive officers. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2024 and December 31, 2023, the Company and Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these classifications are not used to represent overall financial condition. If a bank is classified as adequately capitalized, regulatory approval is required to accept brokered deposits. If classified as undercapitalized, a bank may not accept brokered deposits, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2024 and 2023, the Bank met the capital requirements necessary to be well capitalized under the regulatory framework for prompt corrective action. Management believes that there are no conditions or events that would change the institution's category since December 31, 2024.

The capital ratios for the Company and the Bank as of the dates indicated are presented in the table below. For Common Equity Tier 1 Capital, Tier 1 Capital and Total Capital, the required percentages for capital adequacy purposes include the 2.5% capital conservation buffer.

	At December 31, 2024		Required for Capital Adequacy Purposes		To Be Well-capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)					
Common Equity Tier 1 Capital						
Company	$936,718	22.46%	$291,987	7.00% N/A		N/A
Bank	632,147	15.33%	288,710	7.00%	$268,088	6.50%
Tier 1 Capital						
Company	936,718	22.46%	354,555	8.50% N/A		N/A
Bank	632,147	15.33%	350,576	8.50%	329,954	8.00%
Total Capital						
Company	951,700	22.82%	437,980	10.50% N/A		N/A
Bank	653,129	15.84%	433,065	10.50%	412,443	10.00%
Leverage Ratio [1]						
Company	936,718	15.30%	244,898	4.00% N/A		N/A
Bank	632,147	10.41%	242,987	4.00%	303,734	5.00%

[1] The leverage ratio consists of Tier 1 capital divided by the most recent quarterly average total assets, excluding certain intangible assets.

	At December 31, 2023		Required for Capital Adequacy Purposes		To Be Well-capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)					
Common Equity Tier 1 Capital						
Company	$841,611	18.76%	$313,959	7.00%	N/A	N/A
Bank	641,252	14.46%	310,362	7.00%	$288,193	6.50%
Tier 1 Capital						
Company	841,611	18.76%	381,236	8.50%	N/A	N/A
Bank	641,252	14.46%	376,868	8.50%	354,700	8.00%
Total Capital						
Company	858,680	19.15%	470,939	10.50%	N/A	N/A
Bank	664,321	14.98%	465,543	10.50%	443,375	10.00%
Leverage Ratio [1]						
Company	841,611	12.86%	261,739	4.00%	N/A	N/A
Bank	641,252	9.88%	259,617	4.00%	324,521	5.00%

[1] The leverage ratio consists of Tier 1 capital divided by the most recent quarterly average total assets, excluding certain intangible assets.

Note 10: Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the amounts reported in the financial statements of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Amounts for the current year are based upon estimates and assumptions as of the date of these financial statements and could vary significantly from amounts shown on the tax returns as filed. Net deferred tax assets are included with other assets in the consolidated balance sheets.

The components of the net deferred tax asset is as follows:

	At December 31,	
	2024	2023
	(In thousands)	
Deferred tax asset		
Allowance for credit losses	$4,309	$4,853
Securities available for sale	70,557	79,865
State franchise taxes	4,128	4,816
Deferred compensation	3,597	3,828
Purchased assets and assumed liabilities	259	321
Post-retirement benefits	337	367
Employee benefit accruals	3,345	3,454
VISA Class B shares	-	343
Accrued liabilities	973	1,172
Premises and equipment	1,201	1,175
Lease liability	5,244	5,413
Limited partnership investments	313	-
Other	72	69
Total deferred tax asset	94,335	105,676
Deferred tax liability		
Right-of-use asset	5,244	5,413
Intangible assets	457	451
VISA Class B shares	28	-
Limited partnership investments	-	305
Total deferred tax liability	5,729	6,169
Net deferred tax asset	$88,606	$99,507

Based on Management's judgment, a valuation allowance is not needed to reduce the gross deferred tax asset because it is more likely than not that the gross deferred tax asset will be realized through recoverable taxes or future taxable income. Net deferred tax assets are included with other assets in the consolidated balance sheets.

The provision for federal and state income taxes consists of amounts currently payable and amounts deferred as follows:

| | For the Years Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Current income tax expense:			
Federal	$29,297	$38,075	$26,785
State	19,533	23,731	16,075
Total current	48,830	61,806	42,860
Deferred income tax expense (benefit):			
Federal	1,467	(1,197)	(1,349)
State	126	(798)	2,046
Total deferred	1,593	(1,995)	697
Provision for income taxes	$50,423	$59,811	$43,557

The provision for income taxes differs from the provision computed by applying the statutory federal income tax rate to income before taxes, as follows:

| | For the Years Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Federal income taxes due at statutory rate	$39,702	$46,532	$34,774
(Reductions) additions in income taxes resulting from:			
Interest on state and municipal securities and loans not taxable for federal income tax purposes	(1,001)	(1,188)	(1,484)
State franchise taxes, net of federal income tax benefit	15,531	18,117	14,315
Stock compensation deduction less than book expense	15	3	30
Tax credits	(3,425)	(2,943)	(3,439)
Dividend received deduction	(75)	(66)	(56)
Cash value life insurance	(636)	(597)	(421)
Other	312	(47)	(162)
Provision for income taxes	$50,423	$59,811	$43,557

At December 31, 2024 and December 31, 2023, the Company had no uncertain tax positions related to previous years' tax returns which were under examination.

The Company classifies interest and penalties as a component of the provision for income taxes. For tax years 2024 and 2023, no interest or penalties were recognized as a component of the provision for income taxes. At December 31, 2024, the tax years ended December 31, 2023, 2022 and 2021 remain subject to examination by the Internal Revenue Service and the tax years ended December 31, 2023, 2022, 2021 and 2020 remain subject to examination by the California Franchise Tax Board.

Note 11: Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Debt securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as other real estate owned, loans individually evaluated for credit loss, certain loans held for investment, debt securities held to maturity, and other assets. These nonrecurring fair value adjustments typically involve the lower-of-cost or fair-value accounting of individual assets.

In accordance with the Fair Value Measurement and Disclosure topic of the FASB Accounting Standards Codification, the Company bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in the principal market or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date under current market conditions. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. When the valuation assumptions used to measure the fair value of the asset or liability are categorized within different levels of the fair value hierarchy, the asset or liability is categorized in its entirety within the lowest level of the hierarchy. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active exchange markets, such as the New York Stock Exchange. Level 1 includes U.S. Treasury and equity securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 includes mutual funds, federal agency securities, mortgage-backed securities, corporate securities, commercial paper, collateralized loan obligations, municipal bonds and securities of U.S government entities and U.S. government sponsored entities.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company relies on independent vendor pricing services to measure fair value for equity securities, debt securities available for sale and debt securities held to maturity. The Company employs three pricing services. To validate the pricing of these vendors, the Company compares vendors' pricing for each of the securities for consistency; significant pricing differences, if any, are evaluated using all available independent quotes with the quote most closely reflecting the market generally used as the fair value estimate. In addition, the Company evaluates debt securities for credit losses on a quarterly basis. As with any valuation technique used to estimate fair value, changes in underlying assumptions used could significantly affect the results of current and future values. Accordingly, these fair value estimates may not be realized in an actual sale of the securities.

The Company regularly reviews the valuation techniques and assumptions used by its vendors and determines which valuation techniques are utilized based on observable market inputs for the type of securities being measured. The Company uses the information to determine the placement in the fair value hierarchy as level 1, 2 or 3.

Assets Recorded at Fair Value on a Recurring Basis

The tables below present assets measured at fair value on a recurring basis on the dates indicated.

	At December 31, 2024			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) [1]
		(In thousands)		
Debt securities available for sale:				
Agency residential MBS	$211,060	$ -	$211,060	$ -
Agency commercial MBS	6,966		6,966	
Securities of U.S. Government sponsored entities	292,117	-	292,117	-
U.S. Treasury securities	4,955	4,955	-	-
Obligations of states and political subdivisions	62,186	-	62,186	-
Corporate securities	1,835,937	-	1,835,937	-
Collateralized loan obligations	982,589	-	982,589	-
Total debt securities available for sale	$3,395,810	$4,955	$3,390,855	$ -

[1] There were no transfers into or out of level 3 during the year ended December 31, 2024.

		At December 31, 2023		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) [1]
		(In thousands)		
Debt securities available for sale:				
Agency residential MBS	$239,454	$ -	$239,454	$ -
Securities of U.S. Government sponsored entities	294,919	-	294,919	-
Obligations of states and political subdivisions	71,283	-	71,283	-
Corporate securities	1,909,548	-	1,909,548	-
Collateralized loan obligations	1,484,597	-	1,484,597	-
Total debt securities available for sale	$3,999,801	$ -	$3,999,801	$ -

[1] There were no transfers into or out of level 3 during the year ended December 31, 2023.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost or fair-value accounting of individual assets. For assets measured at fair value on a nonrecurring basis that were recorded in the balance sheet at December 31, 2024 and December 31, 2023, the following tables provide the level of valuation assumptions used to determine each adjustment and the carrying value of the related assets at period end.

	At December 31, 2024				For the Year Ended December 31, 2024
	Carrying Value	Level 1	Level 2	Level 3	Total Losses
		(In thousands)			
Loans:					
Commercial real estate	$ -	$ -	$ -	$ -	$ -
Total assets measured at fair value on a nonrecurring basis	$ -	$ -	$ -	$ -	$ -

	At December 31, 2023				For the Year Ended December 31, 2023
	Carrying Value	Level 1	Level 2	Level 3	Total Losses
		(In thousands)			
Loans:					
Commercial real estate	$110	$ -	$ -	$110	$ -
Total assets measured at fair value on a nonrecurring basis	$110	$ -	$ -	$110	$ -

Level 3 – Valuation is based upon present value of expected future cash flows, independent market prices, estimated liquidation values of loan collateral or appraised value of the collateral as determined by third-party independent appraisers, less 10% for selling costs, generally. The unobservable inputs and qualitative information about the unobservable inputs are not presented as the inputs were not developed by the Company.

Disclosures about Fair Value of Financial Instruments

The tables below are a summary of fair value estimates for financial instruments and the level of the fair value hierarchy within which the fair value measurements are categorized, excluding financial instruments recorded at fair value on a recurring basis. The values assigned do not necessarily represent amounts which ultimately may be realized for assets or paid to settle liabilities. In addition, these values do not give effect to adjustments to fair value which may occur when financial instruments are sold or settled in larger quantities. The carrying amounts in the following tables are recorded in the balance sheet under the indicated captions.

The Company has not included assets and liabilities that are not financial instruments such as goodwill, long-term relationships with deposit, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes, and other assets and liabilities. The total estimated fair values do not represent, and should not be construed to represent, the underlying value of the Company.

			At December 31, 2024		
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Financial Assets:					
Cash and due from banks	$601,494	$601,494	$601,494	$ -	$ -
Debt securities held to maturity	844,634	807,838	-	807,838	-
Loans	805,520	795,849	-	-	795,849
Financial Liabilities:					
Deposits	$5,011,850	$5,007,644	$ -	$4,929,612	$78,032
Securities sold under repurchase agreements	120,322	120,322	-	120,322	

			At December 31, 2023		
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Financial Assets:					
Cash and due from banks	$190,314	$190,314	$190,314	$ -	$ -
Debt securities held to maturity	878,396	849,562	-	849,562	-
Loans	849,735	847,031	-	-	847,031
Financial Liabilities:					
Deposits	$5,474,267	$5,474,012	$ -	$5,377,465	$96,547
Securities sold under repurchase agreements	58,162	58,162	-	58,162	-

The majority of the Company's standby letters of credit and other commitments to extend credit carry current market interest rates if converted to loans. No premium or discount was ascribed to these commitments because virtually all funding would be at current market rates.

Note 12: Commitments and Contingent Liabilities

Loan commitments are agreements to lend to a customer provided there is no violation of any condition established in the agreement. Certain agreements provide the Company the right to cancel or reduce its obligations to lend to customers. The portions that are not unconditionally cancellable by the Company aggregated $26,292 thousand at December 31, 2024 and $29,958 thousand at December 31, 2023. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future funding requirements. Loan commitments are subject to the Company's normal credit policies and collateral requirements. Unfunded loan commitments were $171,672 thousand at December 31, 2024 and $206,028 thousand at December 31, 2023. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Standby letters of credit are primarily issued to support customers' short-term financing requirements and must meet the Company's normal credit policies and collateral requirements. Financial and performance standby letters of credit outstanding totaled $1,926 thousand at December 31, 2024 and $2,044 thousand at December 31, 2023. Commitments for commercial and similar letters of credit totaled $-0- thousand at December 31, 2024 and $95 thousand at December 31, 2023. The Company had $1,000 thousand in outstanding full recourse guarantees to a third party credit card company at December 31, 2024 and $1,000 thousand at December 31, 2023. At December 31, 2024, the Company had a reserve for unfunded commitments of $201 thousand for the above-mentioned loan commitments of $26,292 thousand that are not unconditionally cancellable by the Company. The Company's reserve for unfunded commitments was $201 thousand at December 31, 2023. The reserve for unfunded commitments is included in other liabilities.

Due to the nature of its business, the Company is subject to various threatened or filed legal cases. Based on the advice of legal counsel, the Company does not expect such cases will have a material, adverse effect on its financial position or results of operations. Legal liabilities are accrued when obligations become probable and the amount can be reasonably estimated.

Note 13: Retirement Benefit Plans

The Company sponsors a qualified defined contribution Deferred Profit-Sharing Plan covering substantially all of its salaried employees with one or more years of service. The costs charged to noninterest expense related to discretionary Company contributions to the Deferred Profit-Sharing Plan were $1,427 thousand in 2024, $1,090 thousand in 2023, and $1,030 thousand in 2022.

The Company also sponsors a qualified defined contribution Tax Deferred Savings/Retirement Plan (ESOP) covering salaried employees who become eligible to participate upon completion of a 90-day introductory period. The Tax Deferred Savings/ Retirement Plan (ESOP) allows employees to defer, on a pretax or after-tax basis, a portion of their salaries as contributions to this Plan. Participants may invest in several funds, including one fund that invests primarily in Westamerica Bancorporation common stock. The Company funds contributions to match participating employees' contributions, subject to certain limits. The matching contributions charged to compensation expense were $939 thousand in 2024, $873 thousand in 2023, and $921 thousand in 2022.

The Company offers a continuation of group insurance coverage to eligible employees electing early retirement, for the period from the date of retirement until age 65. For eligible employees the Company pays a portion of these early retirees' group insurance premiums. The Company also reimburses a portion of Medicare Part B premiums for all qualifying retirees over age 65 and, if eligible, their spouses. Eligibility for post-retirement medical benefits is based on age and years of service, and restricted to employees hired prior to February 1, 2006 who elect early retirement prior to January 1, 2025. The Company uses an actuarial-based accrual method of accounting for post-retirement benefits. The Company used a December 31 measurement date for determining post-retirement medical benefit calculations.

The following tables set forth the net periodic post-retirement benefit cost and the change in the benefit obligation for the year ended December 31 and the funded status of the post-retirement benefit plan as of December 31:

Net Periodic Benefit Cost

	At December 31,		
	2024	2023	2022
	(In thousands)		
Service benefit	($49)	($56)	($19)
Interest cost	61	70	38
Net periodic cost	$12	$14	$19

Obligation and Funded Status

	At December 31,		
	2024	2023	2022
Change in benefit obligation	(In thousands)		
Benefit obligation at beginning of year	$1,276	$1,401	$1,527
Service benefit	(49)	(56)	(19)
Interest cost	61	70	38
Benefits paid	(134)	(139)	(145)
Benefit obligation at end of year	$1,154	$1,276	$1,401
Accumulated post-retirement benefit obligation attributable to:			
Retirees	$1,154	$1,276	$1,401
Other	-	-	-
Total	$1,154	$1,276	$1,401
Fair value of plan assets	-	-	-
Accumulated post-retirement benefit obligation in excess of plan assets	$1,154	$1,276	$1,401

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Additional Information

Assumptions

	At December 31,		
	2024	2023	2022
Weighted-average assumptions used to determine benefit obligations			
Discount rate	5.34%	4.75%	5.01%
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate	4.75%	5.01%	2.46%

The above discount rate is based on the expected return of a portfolio of Corporate Aa debt, the term of which approximates the term of the benefit obligations. The Company reserves the right to terminate or alter post-employment health benefits. Post-retirement medical benefits are currently fixed amounts without provision for future increases; as a result, the assumed annual average rate of inflation used to measure the expected cost of benefits covered by this program is zero percent for 2025 and beyond.

	Estimated future benefit payments
	(In thousands)
2025	$132
2026	132
2027	132
2028	124
2029	118
Years 2030-2034	424

Note 14: Related Party Transactions

Certain of the Directors, executive officers and their associates have had banking transactions with subsidiaries of the Company in the ordinary course of business. The table below reflects information concerning loans to certain directors and executive officers and/or family members during 2024 and 2023:

	2024	2023
	($ in thousands)	
Balance at January 1,	$349	$400
Originations	-	-
Principal reductions	(122)	(51)
Balance at December 31,	$227	$349
Percent of total loans outstanding.	0.03%	0.04%

Note 15: Regulatory Matters

Payment of dividends to the Company by the Bank is limited under regulations for state chartered banks. The amount that can be paid in any calendar year, without prior approval from regulatory agencies, cannot exceed the net profits (as defined) for the preceding three calendar years less dividends paid. The Company consistently has paid quarterly dividends to its shareholders since its formation in 1972.

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Note 16: Other Comprehensive Income (loss)

The components of other comprehensive income (loss) and other related tax effects were:

	2024		
	Before tax	Tax effect	Net of tax
	(In thousands)		
Debt securities available for sale:			
Changes in net unrealized losses arising during the year	$31,486	($9,308)	$22,178
Other comprehensive income	$31,486	($9,308)	$22,178

	2023		
	Before tax	Tax effect	Net of tax
	(In thousands)		
Debt securities available for sale:			
Changes in net unrealized losses arising during the year	$93,326	($27,591)	$65,735
Reclassification of losses included in net income	125	(37)	88
Other comprehensive income	$93,451	($27,628)	$65,823

	2022		
	Before tax	Tax effect	Net of tax
	(In thousands)		
Debt securities available for sale:			
Changes in net unrealized losses/gains arising during the year	($434,107)	$128,338	($305,769)
Other comprehensive loss	($434,107)	$128,338	($305,769)

Accumulated other comprehensive income (loss) balances were:

	Accumulated Other Comprehensive Income (Loss)
	(In thousands)
Balance, December 31, 2021	$49,664
Changes in unrealized losses/gains on debt securities available for sale, net of tax	(305,769)
Balance, December 31, 2022	(256,105)
Changes in unrealized losses on debt securities available for sale, net of tax	65,823
Balance, December 31, 2023	(190,282)
Changes in unrealized losses on debt securities available for sale, net of tax	22,178
Balance, December 31, 2024	($168,104)

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Note 17: Earnings Per Common Share

The table below shows earnings per common share and diluted earnings per common share. Basic earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period plus the impact of common stock equivalents.

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands, except per share data)		
Net income (numerator)	$138,636	$161,768	$122,034
Basic earnings per common share			
Weighted average number of common shares outstanding - basic (denominator)	26,685	26,703	26,895
Basic earnings per common share	$5.20	$6.06	$4.54
Diluted earnings per common share			
Weighted average number of common shares outstanding - basic	26,685	26,703	26,895
Add common stock equivalents for options	1	3	12
Weighted average number of common shares outstanding - diluted (denominator)	26,686	26,706	26,907
Diluted earnings per common share	$5.20	$6.06	$4.54

For the years ended December 31, 2024, 2023 and 2022, options to purchase 1,065 thousand, 983 thousand and 787 thousand shares of common stock, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price exceeded the fair value of the stock such that their inclusion would have had an anti-dilutive effect.

Note 18: Operating Segments

The Company's reportable segment is determined by the Chief Financial Officer, who is the designated chief decision maker, based upon information provided about the Company's products and services offered, primarily banking operations. Loans, investments, and deposits provide revenues in the banking operation. Interest expense, provisions for credit losses, and payroll provide the significant expenses in the banking operations. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis as reflected in the consolidated financial statements contained in the this report. The consolidated net income is used to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation.

Note 19: Westamerica Bancorporation (Parent Company Only Condensed Financial Information)

Statements of Income and Comprehensive Income

	For the Years Ended December 31,		
	2024	2023	2022
	(In thousands)		
Dividends from subsidiaries	$145,082	$110,769	$70,267
Interest income	112	57	49
Other income	13,107	11,935	11,386
Total income	158,301	122,761	81,702
Salaries and benefits	6,322	5,710	5,832
Other expense	2,571	2,315	2,609
Total expense	8,893	8,025	8,441
Income before taxes and equity in undistributed income of subsidiaries	149,408	114,736	73,261
Income tax expense	1,444	(1,179)	(881)
Earnings of subsidiaries greater than subsidiary dividends	(9,328)	48,211	49,654
Net income	138,636	161,768	122,034
Other comprehensive income (loss), net of tax	22,178	65,823	(305,769)
Comprehensive income (loss)	$160,814	$227,591	($183,735)

Balance Sheets

| | At December 31, | |
	2024	2023
	(In thousands)	
Assets		
Cash	$263,110	$154,999
Investment in Westamerica Bank	591,386	578,535
Investment in non-bank subsidiaries	450	451
Premises and equipment, net	8,806	9,123
Accounts receivable from Westamerica Bank	312	341
Other assets	43,185	45,694
Total assets	$907,249	$789,143
Liabilities		
Accounts payable to Westamerica Bank	$28	$71
Other liabilities	17,264	16,178
Total liabilities	17,292	16,249
Shareholders' equity	889,957	772,894
Total liabilities and shareholders' equity	$907,249	$789,143

Statements of Cash Flows

| | For the Years Ended December 31, | | |
	2024	2023	2022
	(In thousands)		
Operating Activities			
Net income	$138,636	$161,768	$122,034
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	559	539	563
(Increase) decrease in accounts receivable from affiliates	(574)	1,224	(771)
Increase in other assets	(316)	(2,048)	(1,639)
Stock option compensation expense	1,483	1,356	1,309
Provision for deferred income tax	1,444	1,179	881
Decrease in other liabilities	(415)	(1,326)	(38)
Net gain on sale of other assets	(1,367)	-	-
Earnings of subsidiaries greater than subsidiary dividends	9,328	(48,211)	(49,654)
Net Cash Provided by Operating Activities	148,778	114,481	72,685
Investing Activities			
Purchases of equipment	(232)	(209)	(5)
Proceeds from sale of other assets	5,378	-	-
Net Cash Provided by (Used by) Investing Activities	5,146	(209)	(5)
Financing Activities			
Exercise of stock options	1,487	950	2,255
Retirement of common stock	(210)	(13,747)	(218)
Excise tax on 2023 net common stock repurchases	(132)	-	-
Common stock dividends paid	(46,958)	(45,954)	(45,182)
Net Cash Used in Financing Activities	(45,813)	(58,751)	(43,145)
Net change in cash and due from banks	108,111	55,521	29,535
Cash and due from banks at beginning of period	154,999	99,478	69,943
Cash and due from banks at end of period	$263,110	$154,999	$99,478
Supplemental Cash Flow Disclosures:			
Supplemental disclosure of cash flow activities:			
Income tax payments for the period	$57,255	$64,017	$39,840

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Westamerica Bancorporation
San Rafael, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westamerica Bancorporation (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or *complex* judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Reasonable and Supportable Forecasts - Refer to Notes 1 and 3 to the financial statements

The allowance for credit losses on loans is an *accounting* estimate of expected credit losses over the estimated life of loans. ASC 326, Financial Instruments – Credit Losses, requires a financial asset (or a group of financial assets), including the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. The allowance for credit losses on loans as of December 31, 2024 was $14,780,000.

The Company estimates the amount of expected losses over the life of its existing loan portfolio and establishes an allowance for credit losses. Loans that share common risk characteristics are segregated into pools based on those characteristics. Historical loss rates are determined for each pool. Historical loss rates are adjusted for estimated losses based on current conditions and management's reasonable and supportable forecasts of economic trends over a forecast horizon of up to *two* years. Significant management judgments are required in the development and application of reasonable and supportable forecasts.

We identified the development and application of reasonable and supportable forecasts as a critical audit matter because of the significant auditor judgment and audit effort to evaluate the subject judgments made by management, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the application of reasonable and supportable forecasts, including controls addressing:

- o   The reasonable and supportable forecasts methodology,
- o   Significant judgments and assumptions in the reasonable and supportable forecasts methodology, including the selection and application of economic variables, and
- o   The accuracy of the reasonable and supportable forecasts calculation.

- Substantively testing management's process for the application of reasonable and supportable forecasts, including:
  - o   Evaluation of the reasonable and supportable forecasts methodology,
  - o   Evaluation of significant judgments and assumptions in the reasonable and supportable forecasts methodology, including the selection and application of economic variables, and
  - o   Evaluation of the accuracy of the reasonable and supportable forecasts calculation.

/s/ Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2015.

Sacramento, California
February 28, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, as of December 31, 2024.

Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required and that such information is communicated to the Company's management, including the principal executive officer and the principal financial officer, to allow for timely decisions regarding required disclosures. The evaluation did not identify any change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's Report on Internal Control Over Financial Reporting and the attestation Report of Independent Registered Public Accounting Firm are found on pages 50 and 88, respectively.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information required by this Item 10 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

The Company has adopted a Code of Ethics (as defined in Item 406 of Regulation S-K of the Securities Act of 1933) that is applicable to its senior financial officers including its chief executive officer, chief financial officer, and principal accounting officer.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.


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ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the status of the Company's equity compensation plans as of December 31, 2024:

Plan category	At December 31, 2024		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(In thousands, except exercise price)		
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,048	$58	589
Equity compensation plans not approved by security holders	-	N/A	-
Total	1,048	$58	589

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A of the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2025 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1.   Financial Statements:

   See Index to Financial Statements on page 49. The consolidated financial statements included in Item 8 are filed as part of this Report.

(a)   2.   Financial statement schedules required. No financial statement schedules are filed as part of this Report since the required information is included in the consolidated financial statements, including the notes thereto, or the circumstances requiring inclusion of such schedules are not present.

(a)   3.   Exhibits:

   The following documents are included or incorporated by reference in this Annual Report on Form 10-K.

Exhibit Number	
3(a)	Restated Articles of Incorporation (composite copy), incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission on March 30, 1998. https://www.sec.gov/Archives/edgar/data/311094/0000311094-98-000004.txt
3(b)	By-laws, as amended (composite copy), incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on April 28, 2023. https://www.sec.gov/Archives/edgar/data/311094/000117184323002689/exh_31.htm
3(c)	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Westamerica Bancorporation dated February 10, 2009, incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on February 13, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409002844/f51541exv99w1.htm
4.1	Description of registered securities, incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020. https://www.sec.gov/Archives/edgar/data/311094/000117184320001355/ex_173691.htm
10(d)*	Westamerica Bancorporation Chief Executive Officer Deferred Compensation Agreement by and between Westamerica Bancorporation and David L. Payne, dated December 18, 1998 incorporated by reference to Exhibit 10(e) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 29, 2000. https://www.sec.gov/Archives/edgar/data/311094/000031109400000002/0000311094-00-000002.txt
10(e)*	Description of Executive Cash Bonus Program incorporated by reference to Exhibit 10(e) to Exhibit 2.1 of Registrant's Form 8-K filed with the Securities and Exchange Commission on March 14, 2005. https://www.sec.gov/Archives/edgar/data/311094/000031109405000008/mar8k05c.txt
10(f)*	Non-Qualified Annuity Performance Agreement with David L. Payne dated November 19, 1997 incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005. https://www.sec.gov/Archives/edgar/data/311094/000095013405005077/f06799exv10wxfy.htm
10(g)*	Amended and Restated Westamerica Bancorporation Stock Option Plan of 1995 Nonstatutory Stock Option Agreement Form incorporated by reference to Exhibit 10(g) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005. https://www.sec.gov/Archives/edgar/data/311094/000095013405005077/f06799exv10wxgy.htm
10(i)*	Amended Westamerica Bancorporation and Subsidiaries Deferred Compensation Plan (As restated effective January 1, 2005) dated December 31, 2008 incorporated by reference to Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409004041/f51636exv10wxiy.htm
10(j)*	Amended and Restated Westamerica Bancorporation Deferral Plan (Adopted October 26, 1995) dated December 31, 2008 incorporated by reference to Exhibit 10(j) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409004041/f51636exv10wxjy.htm
10(k)*	Form of Restricted Performance Share Deferral Election pursuant to the Westamerica Bancorporation Deferral Plan incorporated by reference to Exhibit 10(k) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 10, 2006. https://www.sec.gov/Archives/edgar/data/311094/000095013406004693/f18098exv10wxky.htm
10(s)*	Amended and Restated Stock Option Plan of 1995, incorporated by reference to Exhibit A to the Registrant's definitive Proxy Statement pursuant to Regulation 14(a) filed with the Securities and Exchange Commission on March 13, 2012. https://www.sec.gov/Archives/edgar/data/311094/000120677412001027/westamerica_def14a.htm
10(u)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan, incorporated by reference to Exhibit 4 to the Registrant's Form S-8, filed with the Securities and Exchange Commission on September 27, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319006163/exh_4.htm
10(v)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan Stock Option Agreement Form, incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319007133/ex_161876.htm
10(w)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan Restricted Stock Unit Award Agreement Form, incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319007133/ex_161877.htm
10(x)	Form of Indemnification Agreement between Westamerica Bancorporation and its directors, incorporated by reference to the Exhibit 10.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 28, 2019. http://www.sec.gov/Archives/edgar/data/311094/000117184319004244/exh_101.htm
10(y)	Form of Indemnification Agreement between Westamerica Bank and its directors, incorporated by reference to the Exhibit 10.2 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 28, 2019. https://www.sec.gov/Archives/edgar/data/311094/000117184319004244/exh_102.htm

11.1	Statement re computation of per share earnings incorporated by reference to Note 17 of the notes to the consolidated financial statements of this Report.
<u>14</u>	Code of Ethics incorporated by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 10, 2004. https://www.sec.gov/Archives/edgar/data/311094/000095014904000595/f97139exv14.txt
19	Insider Trading and Company Stock Hedging Policy
21	Subsidiaries of the registrant.
23.1	Consent of Crowe LLP
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a)
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Incentive-Based Compensation Recovery Policy, incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 29, 2024. https://www.sec.gov/Archives/edgar/data/311094/000117184324001054/ex_628062.htm
101.INS	Inline XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The Cover page of Westamerica Bancorporation's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (contained in Exhibit 101)

_____

*   Indicates management contract or compensatory plan or arrangement.

The exhibits listed above are available through the SEC's website (https://www.sec.gov). Alternatively, the Company will furnish to shareholders a copy of any exhibit listed above, but not contained herein, upon written request to the Office of the Corporate Secretary A-2M, Westamerica Bancorporation, P.O. Box 1200, Suisun City, California 94585-1200, and payment to the Company of $.25 per page, provided that a copy of the Code of Ethics will be provided without charge.

Item 16.   FORM 10-K SUMMARY.

None

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTAMERICA BANCORPORATION

/s/ Anela Jonas
Anela Jonas
Senior Vice President
and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ David L. Payne David L. Payne	Chairman of the Board and Directors President and Chief Executive Officer (Principal Executive Officer)	February 28, 2025
/s/ Anela Jonas Anela Jonas	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2025
/s/ Alisa Belew Alisa Belew	Director	February 28, 2025
/s/ E. Joseph Bowler E. Joseph Bowler	Director	February 28, 2025
/s/ Martin Camsey Martin Camsey	Director	February 28, 2025
/s/ Melanie Martella Chiesa Melanie Martella Chiesa	Director	February 28, 2025
/s/ Michele Hassid Michele Hassid	Director	February 28, 2025
/s/ Edward B. Sylvester Edward B. Sylvester	Lead Independent Director	February 28, 2025
/s/ Inez Wondeh Inez Wondeh	Director	February 28, 2025

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Corporate Information

Corporate Profile

Westamerica Bancorporation (NASDAQ:WABC) operates as a holding company for Westamerica Bank, a community bank serving 20 Northern and Central California counties.

Westamerica Bancorporation Headquarters

1108 Fifth Avenue, San Rafael, CA 94901
Telephone (415) 257-8000
www.westamerica.com

Subsidiary Bank

Westamerica Bank
1108 Fifth Avenue, San Rafael, CA 94901
Telephone (415) 257-8000

Notice of Annual Meeting

Thursday, April 24, 2025 at 10:00 a.m. PT
Westamerica Bancorporation
4550 Mangels Boulevard, Fairfield, CA 94534

Transfer Agent

Computershare Investor Services LLC
Telephone (877) 588-4258 (Toll-free)
www.computershare.com/investor

Stock Listing

The NASDAQ Global Select Market, Symbol: WABC

Dividend Reinvestment and Stock Purchase Plan

Westamerica Bancorporation offers a dividend reinvestment and stock purchase program whereby registered shareholders may reinvest their dividends in and/or purchase additional shares of the Company's stock. Information concerning this optional program is available from:

    Computershare Investor Services LLC
    Telephone (877) 588-4258 (Toll-free)

Annual Report Copies

Westamerica Bancorporation will provide its security holders, without charge, a copy of its 2024 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission.

Requests for copies of this annual report should be directed to:
    Westamerica Bancorporation, Investor Relations, A-2B
    Post Office Box 1250, Suisun City, CA 94585-1250
    Telephone (707) 863-6992
    E-mail: investments@westamerica.com
    www.westamerica.com

Westamerica Bancorporation and Westamerica Bank Board of Directors

David L. Payne, Chairman, President and Chief Executive Officer, Westamerica Bancorporation; President and General Manager, Gibson Publications
Alisa Belew, Director & Commercial Real Estate Agent, Newmark
E. Joseph Bowler, Retired Senior Vice President and Treasurer, Westamerica Bancorporation
Martin Camsey, Retired Chief Financial Officer, O'Gara Coach Company
Melanie Martella Chiesa, Doctor of Optometry
Michele R. Hassid, Principal at Macias, Gini & O'Connell LLP
Edward B. Sylvester, Consulting Civil Engineer
Inez Wondeh, Chief Executive Officer, BASS Medical Group

Westamerica Bancorporation and Westamerica Bank Corporate Officers

David L. Payne, Chairman, President and Chief Executive Officer
Robert Baker, Senior Vice President, Banking Division Manager
Curtis Belton, Senior Vice President, Risk Officer
Brian J. Donohoe, Senior Vice President, Chief Information Officer
George "Steven" Ensinger, Senior Vice President, Human Resources Division Manager
Anela Jonas, Senior Vice President, Chief Financial Officer
Russell W. Rizzardi, Senior Vice President, Chief Credit Administrator

WESTAMERICA BANCORPORATION



1108 FIFTH AVENUE | SAN RAFAEL, CA 94901 | WESTAMERICA.COM